As filed with the Securities and Exchange Commission on May 31, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CELATOR PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-2680869
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

303B College Road East

Princeton, New Jersey 08540

(609) 243-0123

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott T. Jackson

Chief Executive Officer

Celator Pharmaceuticals, Inc.

303B College Road East

Princeton, New Jersey 08540

(609) 243-0123

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John W. Kauffman, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, PA 19103

(215) 979-1227

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	16,978,735	$3.116	$52,905,739	$7,217

(1)	Represents shares offered by the selling stockholders. Includes an indeterminable number of additional shares of common stock, pursuant to Rule 416 under the Securities Act of 1933, as amended, that may be issued to prevent dilution from stock splits, stock dividends or similar transactions that could affect the shares to be offered by selling stockholder.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended. The price per share and aggregate offering price are based on the recent sale of shares of the Registrant’s common stock at a price per share of $3.116 in a private placement that closed on April 29, 2013.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated             , 2013

PROSPECTUS

16,978,735 Shares of Common Stock

This prospectus relates to the offering and resale by the selling stockholders identified herein of up to 16,978,735 shares of our common stock, par value $0.001 per share, including 4,378,438 shares of our common stock the selling stockholders may acquire upon exercise of warrants. These shares and warrants were privately issued to the selling stockholders in connection with private placement transactions. We will not receive any proceeds from the sale of these shares by the selling stockholders. The selling stockholders may sell the shares as set forth herein under “Plan of Distribution.” For a list of the selling stockholders, see the section entitled “Selling Stockholders” on page 74. We have borne and will continue to bear the costs relating to the registration of these shares.

There is not currently, and there has never been, any public market for any of our securities. Our securities are not currently eligible for trading on any national securities exchange, including the NASDAQ Stock Market, or any over-the-counter markets, including the Over the Counter Bulletin Board, or OTCBB. We cannot assure you that our securities will become eligible for trading on any exchange or market. In connection with this offering, we have arranged for a registered broker-dealer to apply to have our common stock quoted on the OTCBB and OTC Markets—OTCQB tier, or another over-the-counter system. Until such time as our common stock is quoted on the OTCBB or another public trading market otherwise develops, the selling stockholders identified herein may only sell their shares of our common stock pursuant to this prospectus at a fixed price of $3.116 per share. At and after such time, the selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” as defined under the federal securities laws, and, as such, are eligible for reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investment in our common stock involves risks. See “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission, or the Commission, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2013

ii

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that should be considered before investing in our common stock. Before making an investment decision, investors should carefully read the entire prospectus, paying particular attention to the risks referred to under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and our financial statements and the notes to those financial statements. As used in this prospectus, unless the context requires otherwise, the terms “Company,” “Celator,” “we,” “our” and “us” refer to Celator Pharmaceuticals, Inc.

Overview

Celator, headquartered in Princeton, New Jersey, is a biopharmaceutical company developing therapies to treat cancer. Celator is currently focused on a clinical stage product, CPX-351 for the treatment of secondary acute myeloid leukemia (“AML”). Celator also has operations in Vancouver, British Columbia, Canada which are managed in the wholly-owned subsidiary, Celator Pharmaceuticals Corp. Celator has 17 full-time employees, of whom seven hold Ph.D.’s or M.D.’s in their respective areas of expertise.

CombiPlex®, Celator’s drug ratio technology, is a distinct nano-scale drug delivery technology platform based on liposomes and nanoparticles. Celator’s lead product, CPX-351 for the treatment of AML, has completed two randomized, controlled Phase 2 studies in over 250 patients with AML and has commenced a Phase 3 study in 300 patients with secondary AML in the fourth quarter of 2012. Celator’s pipeline includes CPX-1 for colorectal cancer and CPX-571 and CPX-8, both preclinical stage product candidates.

Celator was founded in 1999 by a team led by Dr. Lawrence Mayer (currently Celator’s President and Chief Scientific Officer) and Dr. Marcel Bally from the British Columbia Cancer Agency. Celator’s strategy evolved into developing drug combination products based on CombiPlex, Celator’s proprietary drug ratio technology platform.

Celator’s Product Candidates

Celator believes its CombiPlex technology, and the drugs that have been developed utilizing it, offer an attractive opportunity for the following reasons:

•	Two products have advanced beyond proof of concept to mid-to late-stage clinical development;

•	Celator has a pipeline of additional drug candidates for in-house development or partnering opportunities; and

•	The technology and the products have intellectual property protection.

Celator’s pipeline includes: CPX-351 (a liposomal formulation of cytarabine:daunorubicin), which has completed two randomized, controlled Phase 2 studies in patients with AML and has commenced a Phase 3 study in 300 patients with secondary AML, or “sAML,” a form of AML with a poor prognosis; CPX-1 (a liposomal formulation of irinotecan:floxuridine), which has completed a Phase 2 study in patients with colorectal cancer; CPX-571 (a liposomal formulation of irinotecan:cisplatin), a preclinical stage compound; and HDPN, a hydrophobic docetaxel prodrug nanoparticle formulation, also known as CPX-8, that has been selected by the National Cancer Institute’s Nanoparticle Characterization Laboratory for in vitro and in vivo study.

Strategy

Celator is focusing its internal infrastructure efforts and expenditures initially on developing CPX-351 while examining opportunities to partner/collaborate with pharmaceutical companies or secure additional financing to advance other product candidates or exploit its CombiPlex technology. In addition to the development strategy described above, in order to enhance Celator’s future growth, Celator may seek, on an opportunistic basis, to pursue complementary or strategic acquisitions, licenses and investments to continue to drive growth. Substantial additional funds will be required in order to successfully pursue these additional opportunities.

Risks Affecting Celator

The Company’s business is subject to numerous risks, as more fully described in the section of this prospectus entitled “Risk Factors,” including the following:

•

Although the Company believes it has sufficient funds to conduct its proposed plan of operations in support of the CPX-351 Phase 3 study to the end of the second quarter of 2016, other product candidate development timelines and projections in this registration statement are based on the assumption of further financing. The Company may need to raise additional funds to complete the development and potential commercialization of CPX-351.

•

The Company has incurred losses since its inception and anticipates that the Company will continue to incur losses for the foreseeable future. The Company may not ever achieve or sustain profitability.

•

Raising additional funds by issuing securities or through licensing or lending arrangements may cause dilution to the Company’s existing stockholders, restrict the Company’s operations or require it to relinquish proprietary rights.

•

The regulatory approval process is expensive, time-consuming and uncertain and may prevent the Company from obtaining approval for the commercialization of CPX-351 or future product candidates; the Company’s clinical studies for CPX-351 may not demonstrate safety or efficacy or lead to regulatory approval.

•

If third parties upon which the Company relies to manufacture its supplies fail to obtain approval of the FDA, or other regulatory authorities, fail to provide the Company with sufficient quantities of pharmaceutical product or fail to do so at acceptable quality levels or prices, the Company’s development and commercialization of any of its product candidates could be stopped, delayed or made less profitable.

•	The failure to enroll patients in clinical studies may cause delays in developing CPX-351.

•

Because the results of preclinical studies and early clinical studies are not necessarily predictive of future results, any product candidate the Company advances, if any, in clinical studies may not have favorable results in later clinical studies or receive regulatory approval.

•

The Company may experience delays in the commencement of its clinical studies with CPX-351 or future product candidates, or in the receipt of data from preclinical and clinical studies conducted by third parties, which could result in increased costs and delay its ability to pursue regulatory approval.

•	If the Company’s competitors develop and market products that are more effective, safer or less expensive than CPX-351, the Company’s commercial opportunities may be negatively impacted.

•

If any product candidate that the Company successfully develops does not achieve broad market acceptance among physicians, patients, healthcare payors and the medical community, the revenues that it generates from its sales will be limited.

•

Even if the Company receives regulatory approval for CPX-351, the Company will be subject to ongoing FDA and other regulatory obligations and continued regulatory review, which may result in significant additional expense and limit the Company’s ability to commercialize CPX-351.

•

The Company currently has no commercial organization (i.e., marketing, sales, and distribution). If the Company is unable to develop a commercial infrastructure on its own or through collaborations with partners, the Company will not be successful in commercializing CPX-351.

•

The Company will incur increased costs as a result of operating as a public company, particularly once the Company ceases to be an “emerging growth company,” and the Company’s management will be required to devote substantial time to new compliance initiatives.

•

The Company’s success depends upon its ability to protect and enforce its proprietary technologies and its intellectual property, and third party intellectual property may limit or interfere with, or eliminate its ability to make, use and sell the Company’s potential products.

•	The price of the Company’s common stock may continue to be volatile, and the value of an investment in the Company’s common stock may decline.

•

The ownership of the Company’s capital stock by the Company’s directors, executive officers and holders of more than 5% of the Company’s capital stock is highly concentrated and will result in the Company’s non-affiliate stockholders having limited or no ability to influence corporate actions.

•

The Company’s common stock has no current trading market. The Company cannot assure that its common stock will be traded on a national securities exchange or quoted on any over-the-counter quotation system, which may make it more difficult for a public market to develop.

Corporate Information

The Company’s principal executive offices are located at 303B College Road East, Princeton, NJ 08540. Celator’s telephone number is (609) 243-0123. Celator is headquartered in Princeton, NJ, and its principal operations are located in Princeton, NJ and Vancouver, British Columbia, Canada. Our website address is www.celatorpharma.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

The Company uses the name “Celator” and its logo as its trademarks. Other trademarks and trade names of other entities and those trademarks and trade names appearing in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, the Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups, or JOBS, Act enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act of 2002, or Sarbanes Oxley Act,

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

The Company may take advantage of these provisions for up to five years after the first sale of the Company’s common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, which the Company expects will be pursuant to a registration statement on Form S-8 or this resale registration statement. However, if certain events occur prior to the end of such five-year period, including if the Company becomes a “large accelerated filer,” its annual gross revenues exceed $1 billion or the Company issue more than $1 billion of non-convertible debt in any three-year period, the Company would cease to be an emerging growth company prior to the end of such five-year period.

The Company may choose to take advantage of some but not all of these reduced burdens. The Company has taken advantage of certain of the reduced disclosure obligations regarding executive compensation in this registration statement and may elect to take advantage of other reduced burdens in future filings. As a result, the information that the Company provides to its stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, the Company has irrevocably elected not to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, the Company will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Company is also a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and has elected to take advantage of certain of the scaled disclosure available to smaller reporting companies.

THE OFFERING

Common stock offered by selling stockholders	16,978,735 shares, including 4,378,438 shares purchasable upon exercise of warrants

Common stock outstanding	26,026,793 shares

Use of Proceeds	The Company will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders

Offering Price	The selling stockholders may only sell their shares of the Company’s common stock pursuant to this prospectus at a fixed price of $3.116 per share until such time as the Company’s common stock is quoted on the OTCBB or another public trading market for the Company’s common stock otherwise develops. At and after such time, the selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

Market for our shares	There is not now and never has been any market for the Company’s securities and an active market may never develop. In connection with this offering, the Company has arranged for a broker-dealer to apply to have the Company’s common stock quoted on the OTCBB and OTC Markets—OTCQB tier, or another over-the-counter system. In the future, the Company intends to seek to have the Company’s common stock quoted on a national securities exchange. However, the Company may not be successful in having its shares quoted on an over-the-counter market or listed on a national securities exchange.

The number of shares of common stock outstanding is based on the total number of issued and outstanding shares as of May 15, 2013, and excludes 3,519,580 shares of common stock available for issuance pursuant to our equity compensation plans.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have derived the consolidated statements of loss and comprehensive loss for the years ended December 31, 2012 and 2011 and the balance sheet data as of December 31, 2012 from our audited consolidated financial statements included in this prospectus. We have derived the consolidated statements of loss and comprehensive loss for the three months ended March 31, 2013 and 2012 and for the period from November 18, 1999 (inception) to March 31, 2013 and the balance sheet data as of March 31, 2013 from our unaudited consolidated financial statements included in this prospectus. Our historical results are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results to be expected for a full fiscal year.

Consolidated Statements of Loss and Comprehensive Loss

	Year ended December 31,		Three months ended March 31		November 18, 1999 (inception) to March 31, 2013
	2012	2011	2013	2012
Expenses
Research and development	$4,868,734	$10,606,769	$1,651,409	$920,475	$82,069,074
Leukemia & Lymphoma Society funding	(1,442,692)	(262,751)	(153,846)	(135,000)	(5,610,268)
Research and collaboration income	(19,440)	(150,000)	—	—	(2,240,720)
General and administrative	4,098,446	3,939,837	1,348,999	778,350	38,549,719
Loss on disposal of property and equipment	83,077	573,583	13,727	13,872	785,813
Amortization and depreciation	411,621	441,687	47,588	85,965	4,721,818

Operating loss	(7,999,746)	(15,149,125)	(2,907,877)	(1,663,662)	(118,275,436)

Other income (expenses)
Foreign exchange (loss) gain	(11,500)	15,881	(3,049)	83	540,199
Interest and miscellaneous income	2,735	77,885	429	879	2,762,398
Gain on settlement in exchange of preferred stock	—	—	—	—	1,562,689
Interest expense	(4,263,774)	(79,256)	(47,654)	(366,917)	(5,936,946)

Loss before income taxes	(12,272,285)	(15,134,615)	(2,958,151)	(2,029,617)	(119,347,096)

Income tax benefit	1,363,559	974,861	—	—	6,243,583

Net loss incurred in the developmental stage	(10,908,726)	(14,159,754)	(2,958,151)	(2,029,617)	(113,103,513)

Other comprehensive loss attributable to foreign exchange translation	—	—	—	—	(1,133,266)

Comprehensive loss	(10,908,726)	(14,159,754)	(2,958,151)	(2,029,617)	(114,236,779)
Accretion on preferred stock	—	—	—	—	(1,475,853)

Total comprehensive loss attributable to common shareholders	$(10,908,726)	$(14,159,754)	$(2,958,151)	$(2,029,617)	$(115,712,632)

Net loss incurred in the developmental stage	(10,908,726)	(14,159,754)	(2,958,151)	(2,029,617)	(113,103,513)
Accretion on preferred stock	—	—	—	—	(1,475,853)

Net loss attributable to common stockholders	$(10,908,726)	$(14,159,754)	$(2,958,151)	$(2,029,617)	$(114,579,366)

Net loss per share
Basic and diluted	$(130.00)	$(1.81)	$(0.22)	$(0.18)

Weighted average of common shares outstanding
Basic and diluted	8,406,104	7,815,605	13,673,160	11,230,667

Balance Sheet Data

	As of December 31, 2012	As of March 31, 2013
Cash and cash equivalents	$9,648,008	$8,110,389
Working capital	8,377,874	4,962,444
Total assets	13,438,944	10,671,402
Long-term debt	3,000,000	2,700,000
Stockholders’ equity	6,851,780	3,897,905

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment.

RISKS RELATED TO THE COMPANY’S BUSINESS AND INDUSTRY

Although the Company believes it has sufficient funds to conduct its proposed plan of operations in support of the CPX-351 Phase 3 study to the end of the second quarter of 2016, other product candidate development timelines and projections in this registration statement are based on the assumption of further financing. The Company may need to raise additional funds to complete the development and potential commercialization of CPX-351.

The Company had a cash and cash equivalents balance of $35.8 million as of May 15, 2013. In the event the Company does not successfully raise funds in subsequent financing(s), its product development activities will necessarily be curtailed commensurate with the magnitude of the shortfall or may cease altogether. If the Company’s product development activities are slowed or stopped, the Company will be unable to meet the timelines and projections outlined in this registration statement. Failure to progress its product candidates as anticipated will have a negative effect on the Company’s business, future prospects and ability to obtain further financing on acceptable terms (if at all), and the value of the enterprise.

The Company expects the planned overall survival analysis of the Phase 3 study of CPX-351 in patients with sAML to occur in first quarter of 2016. To the extent that the costs of the planned study exceed current estimates or the survival analysis does not occur within the currently anticipated timeframe and the Company is unable to raise sufficient additional capital to cover such additional costs, the Company will need to reduce operating expenses, enter into a collaboration or other similar arrangement with respect to development and/or commercialization rights to CPX-351, outlicense intellectual property rights to CPX-351, sell assets or effect a combination of the above. No assurance can be given that the Company will be able to effect any of such transactions on acceptable terms, if at all.

In addition, the Company may need to raise additional funds to:

•	complete the development and potential commercialization of CPX-351;

•	fund additional clinical studies of CPX-351 and seek regulatory approvals;

•	expand its development activities;

•	implement additional internal systems and infrastructure; and

•	build or access commercialization and additional manufacturing capabilities and supplies.

The Company’s future funding requirements and sources will depend on many factors, including but not limited to:

•	the rate of progress and cost of its clinical studies, including in particular the Phase 3 study of CPX-351;

•	the need for additional or expanded clinical studies;

•	the timing, economic and other terms of any licensing, collaboration or other similar arrangement into which the Company may enter;

•	the costs and timing of seeking and obtaining FDA and other regulatory approvals;

•	the extent of the Company’s other development activities;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the effect of competing technological and market developments.

Celator has incurred losses since its inception and anticipates that the Company will continue to incur losses for the foreseeable future. The Company may not ever achieve or sustain profitability.

Celator is not profitable and has incurred losses in each year since its inception in 1999. Celator’s net losses for the years ended December 31, 2012 and 2011 were $10.9 million and $14.2 million, respectively. Celator’s net loss for the three months ended March 31, 2013 was $3.0 million. As of March 31, 2013, Celator had an accumulated deficit of $114.6 million. Although the Company believes that it will have sufficient funds to conduct its proposed plan of operations to the end of the second quarter of 2016, there is substantial doubt about the Company’s ability to continue as a going concern beyond that time without additional financing.

Celator does not currently have any products that have been approved for marketing, and it continues to incur substantial development and general and administrative expenses related to its operations. Therefore, for the foreseeable future, the Company will have to fund all of its operations and capital expenditures from cash on hand and amounts raised in this and future offerings. The Company may not be able to raise capital when needed.

The Company expects to continue to incur losses for the foreseeable future, and the Company expects these losses to increase significantly as the Phase 3 study of CPX-351 progresses, as the Company seeks regulatory approvals for CPX-351 and as the Company commercializes CPX-351, if approved. The Company’s losses, among other things, have caused and will continue to cause its stockholders’ equity and working capital to decrease.

To date, Celator has derived substantially all of its revenue from a research collaboration agreement with Cephalon, Inc., a sponsored research agreement with The Leukemia & Lymphoma Society® (“LLS”), participation in the federal government’s Qualifying Therapeutic Discovery Project and the New Jersey Economic Development Authority, or NJEDA’s Technology Business Tax Certificate Transfer Program. As of March 31, 2012, the research collaboration agreement with Cephalon, Inc. had been completed. Moreover, the Company cannot assure that it will enter into any new collaboration agreement(s) that will result in research revenue for the Company.

The Company does not anticipate that it will generate revenue from the sale of products for the foreseeable future. The Company’s ability to become profitable depends upon its ability to generate significant continuing revenues.

In the absence of additional sources of capital, which may not be available to the Company on acceptable terms, or at all, the development of CPX-351 or future product candidates may be reduced in scope, delayed or terminated. If the Company’s product candidates or those of its collaborators fail in clinical studies or do not gain regulatory approval, or if its future products, if any, do not achieve market acceptance, the Company may never become profitable.

Raising additional funds by issuing securities or through licensing or lending arrangements may cause dilution to the Company’s existing stockholders, restrict the Company’s operations or require it to relinquish proprietary rights.

The Company may raise additional funds through public or private equity offerings, debt financings or licensing arrangements. To the extent that the Company raises additional capital by issuing equity securities, the share ownership of existing stockholders will be diluted. Any future debt financing the Company enters into may involve covenants that restrict its operations, including limitations on its ability to incur liens or additional debt, pay dividends, redeem its stock, make certain investments and engage in certain merger, consolidation or asset sale transactions, among other restrictions.

In addition, if the Company raises additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to its product candidates, or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company’s ability to achieve profitability or to respond to competitive pressures will be significantly limited and it may be required to delay, significantly curtail or eliminate the development of one or more of its product candidates.

The regulatory approval process is expensive, time-consuming and uncertain and may prevent the Company from obtaining approval for the commercialization of CPX-351 or future product candidates; the Company’s clinical studies for CPX-351 may not demonstrate safety or efficacy or lead to regulatory approval.

The research, testing, manufacturing, labeling, storage, record-keeping, import, export, marketing, selling and distribution of product candidates are subject to extensive regulation by the FDA and other regulatory authorities in the U.S. and other countries, which regulations differ from country to country. In order to develop and potentially submit a New Drug Application (“NDA”) to the FDA, it is necessary to submit all information on the clinical, non-clinical, chemistry, manufacturing, controls and quality aspects of the product candidate.

Neither the Company nor any potential collaboration partners are permitted to market CPX-351, or future products, if any, in the U.S. until the Company receives approval of an NDA from the FDA, or in any other country without the equivalent marketing approval from such country. The Company has not received marketing approval for CPX-351 in any jurisdiction.

In addition, failure to comply with FDA and other applicable U.S. and foreign regulatory requirements may subject the Company to administrative or judicially imposed sanctions, including warning letters, civil and criminal penalties, injunctions, product seizure or detention, product recalls, total or partial suspension of production, and refusal to approve pending NDAs, supplements to approved NDAs or their foreign equivalents.

CPX-351 is vulnerable to the risks of failure inherent in the drug development process. The Company needs to conduct clinical studies and additional activities in order to demonstrate that CPX-351 is safe and effective to the satisfaction of the FDA and other regulatory authorities. Failure can occur at any stage of the development process, and successful preclinical studies and early clinical studies do not ensure that later clinical studies will be successful. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical studies, even after obtaining promising results in earlier studies.

If the clinical studies result in unacceptable toxicity or lack of efficacy, the Company may have to terminate them. If clinical studies are halted, or if they do not show that CPX-351 is safe and effective in the indications for which the Company is seeking regulatory approval, future growth may be limited.

The Company does not know whether the Phase 3 clinical study, or any other future clinical studies with CPX-351 or any of its product candidates, will be completed on schedule, or at all, or whether its ongoing or planned clinical studies will begin or progress on the time schedule it anticipates. The commencement and completion of future clinical studies could be substantially delayed or prevented by several factors, including:

•	delays or failures to raise additional funding;

•	results of meetings with the FDA and/or other regulatory bodies;

•	a limited number of, and competition for, suitable patients with particular types of cancer for enrollment in its clinical studies;

•	delays or failures in obtaining regulatory approval to commence a clinical study;

•	delays or failures in reaching acceptable clinical study agreement terms or clinical study protocols with prospective sites;

•	delays or failures in obtaining sufficient clinical materials;

•	delays or failures in obtaining approval from independent institutional review boards to conduct a clinical study at prospective sites;

•	failure of patients to complete the clinical study;

•	unforeseen safety issues;

•	lack of efficacy during clinical studies; or

•	inability or unwillingness of patients or clinical investigators to follow its clinical study protocols.

In addition, the Company’s clinical studies may be suspended or terminated at any time by the FDA, other regulatory authorities, or the Company itself. Any failure to complete or significant delay in completing clinical studies for the Company’s product candidates could harm the Company’s financial results and the commercial prospects for the product candidates.

Regulatory approval of an NDA or an NDA supplement or a foreign equivalent is not guaranteed, and the approval process is expensive, uncertain and may take years. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. As in the U.S., the regulatory approval process in Europe and in other countries is a lengthy and challenging process. The FDA and other regulatory bodies can delay, limit or deny approval of a product candidate for many reasons, including:

•	the Company may be unable to demonstrate to the satisfaction of regulatory authorities that a product candidate is safe and effective for any indication;

•	regulatory authorities may not find the data from preclinical studies and clinical studies sufficient or may differ in the interpretation of the data;

•	the FDA or foreign regulatory authority might not approve the Company’s or the Company’s third-party manufacturers’ processes or facilities for clinical or commercial product;

•	the FDA or foreign regulatory authority may change its approval policies or adopt new regulations;

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of the Company’s clinical studies;

•	the FDA or foreign regulatory authority may not accept clinical data from studies that are conducted in countries where the standard of care is potentially different from that in the U.S.;

•	the results of clinical studies may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	the Company may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks; and

•

the data collection from clinical studies of the Company’s product candidates may not be sufficient to support the submission of a NDA or other submission or to obtain regulatory approval in the U.S. or elsewhere.

In addition, events raising questions about the safety of certain marketed pharmaceuticals may result in increased caution by the FDA and other regulatory authorities in reviewing new pharmaceuticals based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals.

The Company relies on third-party distributors and manufacturers for the supply of CPX-351 and the control arm drugs of cytarabine and daunorubicin for the Phase 3 study. Cytarabine was previously in short supply throughout the world, and daunorubicin was in short supply in the U.S. as well. There is no guarantee that the Company can procure sufficient quantities to supply the Phase 3 study.

The Company procures control arm drugs of cytarabine and daunorubicin for the Phase 3 study from third-party distributors. Cytarabine was recently in short supply throughout the world, although the FDA removed it from its drug shortages index in October 2011. Daunorubicin is currently on the FDA’s drug shortages index; however, in an update on February 1, 2013, the FDA reported that “Teva has ample supply available.” Clinical study site procurement of cytarabine and daunorubicin is necessary to complete the Phase 3 study. If sites are unable to procure the necessary supplies to support the Phase 3 study in a timely manner, the study will be delayed. Any significant delay could seriously harm the business.

The Company relies on third parties, such as contract manufacturers, contract research organizations, medical institutions, clinical investigators and contract laboratories, to manufacture the product and to conduct the Company’s planned clinical studies for CPX-351. If the third parties conducting the Company’s clinical studies do not perform their contractual duties or obligations, do not meet expected deadlines or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to the Company’s clinical study protocols or for any other reason, the Company may need to enter into new arrangements with alternative third parties and the clinical studies may be extended, delayed or terminated or may need to be repeated, and the Company may not be able to obtain regulatory approval for or commercialize the product candidate.

Prior to 2011, CPX-351 was manufactured in small batches for use in preclinical and clinical studies. In 2011, a different contract manufacturer was selected to produce CPX-351 at commercial scale and lyophilize the product. No assurance can be given that the process and product will not experience delays or setbacks as additional product is manufactured.

If third parties upon which the Company relies to manufacture its supplies fail to obtain approval of the FDA, or other regulatory authorities, fail to provide the Company with sufficient quantities of pharmaceutical product or fail to do so at acceptable quality levels or prices, the Company’s development and commercialization of any of its product candidates could be stopped, delayed or made less profitable.

Celator’s CombiPlex products represent formulations with increased manufacturing risks associated with the complexities of producing drug delivery vehicles co-encapsulating two drugs that are maintained at a fixed ratio and, in the case of CPX-351, are provided in a freeze-dried format.

The facilities used by contract manufacturers to manufacture the Company’s product candidates must be approved by the FDA pursuant to inspections that will be conducted only after the Company submits an NDA to the FDA, if at all. The Company does not control the manufacturing process of its product candidates and is completely dependent on its contract manufacturing partners for compliance with the FDA’s requirements for manufacture of finished pharmaceutical products. If the Company’s contract manufacturers cannot successfully manufacture material that conforms to its specifications and the FDA’s strict regulatory requirements of safety, purity and potency, the Company will not be able to secure and/or maintain FDA approval for its product candidates. In addition, the Company has no control over the ability of its contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If its contract manufacturers cannot meet FDA standards, the Company may need to find alternative manufacturing facilities, which would significantly impact its ability to develop, obtain regulatory approval for or market its product candidates. No assurance can be given that its manufacturers can continue to make clinical and commercial supplies of CPX-351, or future product candidates, at an appropriate scale and cost to make it commercially feasible.

In addition, the Company does not have the capability to package finished products for distribution to hospitals and other customers. Prior to commercial launch, the Company will enter into agreements with one or more alternate fill/finish pharmaceutical product suppliers so that the Company can ensure proper supply chain management once the Company is authorized to make commercial sales of its product candidates. If the Company receives marketing approval from the FDA, it intends to sell pharmaceutical product finished and packaged by such suppliers. Although the Company has entered into agreements with its current contract manufacturers and fill/finish suppliers for clinical trial material, it may be unable to maintain an agreement on commercially reasonable terms, which could have a material adverse impact upon its business.

In most cases, the Company’s manufacturing partner is a single-source supplier. It is expected that the Company’s manufacturing partner will be a sole source supplier from a single site location for the foreseeable future. Given this, any disruption of supply from this partner could have a material, long-term impact on the Company’s ability to supply products for clinical studies or commercial sale. Additionally, while there are other contract manufacturers that may be able to produce CPX-351, the proprietary technology that supports the manufacture of CPX-351 is not easily transferrable, and it is expected that its contract manufacturer will be the sole supplier of CPX-351 at a single site for the foreseeable future. If the Company’s supplier does not deliver sufficient quantities of CPX-351 on a timely basis, or at all, and in accordance with applicable specifications, there could be a significant interruption of the Company’s supply of CPX-351, which would adversely affect clinical development and commercialization of the product.

The Company’s products may be subject to technology risks that may restrict or prevent their development and commercialization.

Developing products based on the Company’s technology platform, known as CombiPlex, is subject to development risks. CPX-351 represents the first injectable fixed ratio, drug delivery combination product that the FDA will be considering for approval. While the Company has attempted to address potential issues that may be unique to such a combination product, it is possible that the FDA may consider the studies performed by the Company to be deficient, resulting in a delay of approval or possibly a refusal decision. Also, while the Company believes that it has a patent portfolio protecting the CombiPlex technology and the Company’s product candidates, it is possible that a technology unknown presently by the Company may be developed that is able to deliver drug combinations in a manner that provides the benefits of CombiPlex without contravening any of the Company’s patents.

The failure to enroll patients in clinical studies may cause delays in developing CPX-351.

The Company will encounter delays if it is unable to enroll enough patients to complete clinical studies of CPX-351, including the Phase 3 study. The Company’s Phase 3 study has been designed to enroll 300 patients with sAML. Patient enrollment depends upon many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the number and nature of competing treatments and ongoing clinical studies of competing drugs for the same indication and the eligibility criteria for the study. Patients participating in the Company’s studies may elect to leave the studies and switch to alternative treatments that are available to the patients, either commercially or on an expanded access basis, or in other clinical studies. Competing treatments may include nucleoside analogs, anthracyclines, topoisomerase II inhibitors and hypomethylating agents. Moreover, when a product candidate is evaluated in multiple clinical studies simultaneously; patient enrollment in ongoing studies can be adversely affected if negative results are reported from the studies. In the Phase 3 study, CPX-351 is being tested in patients with sAML, which can be a difficult patient population to recruit.

Because the results of preclinical studies and early clinical studies are not necessarily predictive of future results, any product candidate the Company advances, if any, in clinical studies may not have favorable results in later clinical studies or receive regulatory approval.

Pharmaceutical development has inherent risk. The Company will be required to demonstrate through adequate and well-controlled clinical studies that CPX-351 and future product candidates, if any, are effective with a favorable benefit-risk profile for use in diverse populations for their target indications before the Company can seek regulatory approval for their commercial sale. Success in early clinical studies does not mean that later clinical studies will be successful because product candidates in later-stage clinical studies may fail to demonstrate sufficient safety or efficacy despite having progressed through initial clinical testing. Companies frequently suffer significant setbacks in advanced clinical studies, even after earlier clinical studies have shown promising results. In addition, there is typically an extremely high rate of attrition from the failure of pharmaceutical candidates proceeding through clinical studies.

The Company believes that the research that has been performed, both pre-clinically and clinically, cannot by its nature provide conclusive evidence that the product provides a completely antagonism-free approach to AML treatment.

The Company plans to conduct additional clinical studies with CPX-351, including the Phase 3 study. If the results from this study are significantly different from those found in the completed Phase 1 and Phase 2 clinical studies of CPX-351, the Company will likely need to terminate or revise its clinical development plan, which could extend the time for conducting its development program and could have a material adverse effect on the Company.

The in vitro and in vivo preclinical models utilized by the Company to guide selection of drug ratios for encapsulation and delivery in vivo using liposomes or nanoparticles may not be representative of the response tumor cells have to drug ratios in patients.

The tumor cell lines used to test for drug ratio-dependent synergy in vitro are maintained under conditions that can change their response to anticancer drugs relative to how they behave in vivo. Similarly, the tumor cells growing in preclinical cancer models may not respond to anticancer drugs the way tumor cells respond in human patients. Accordingly, there is the risk that the drug ratios contained in the Company’s products may not be optimal for clinical activity.

Any product candidate the Company advances into clinical studies may cause unacceptable adverse events or have other properties that may delay or prevent the regulatory approval or commercialization of the product candidate or limit the commercial potential of the product candidate.

Unacceptable adverse events caused by any of the Company’s product candidates could cause regulatory authorities to interrupt, delay or halt clinical studies and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications. This, in turn, could prevent the Company from commercializing the affected product candidate and generating revenues from its sale.

To date, clinical studies using CPX-351 have demonstrated a toxicity profile that was deemed acceptable by the investigators performing such studies. Investigators will use CPX-351 to treat AML in patients older than age 60. In the pre-chemotherapy era, AML invariably led to death from infections or major bleeding events within weeks to months of diagnosis. Active AML leads to death by producing a general shut down of hematopoietic function with loss of functional neutrophils and marked reductions in platelets and red blood cells. Loss of neutrophil function inevitably leads to risk of severe infections and loss of platelets leads to risk of major bleeding events. In this setting, physicians have traditionally accepted the risk of high rates of adverse events, including severe or life threatening but reversible adverse events, provided there is evidence of greater benefit in the form of objective response and prolonged survival. The balancing of risk and benefit occurs at the start of every treatment course, and every investigator understands that the risk of withholding potentially toxic but useful treatment is death from progressive AML within a short period of time. The Company has found that the toxicity profile of CPX-351 is acceptable to investigators for the following reasons:

•	it is similar to the safety profile of traditional 7+3 regimen treatment, considered the standard of care or initial treatment;

•

the 60-day mortality associated with CPX-351 was less than that observed with 7+3 regimen treatment (4.7% vs. 14.6% in newly diagnosed AML patients), indicating that the adverse events associated with CPX-351 treatment led to fewer deaths than standard of care treatment; and

•

the rate of response, event-free survival, and overall survival were similar to control for lower risk patients and superior to control for higher risk patients, particularly for patients with secondary AML.

In summary, the adverse event profile is acceptable to investigators because no unacceptable adverse events have been encountered and the benefits of treatment appear to outweigh the risks.

Adverse events experienced by 25% or more of patients receiving CPX-351 are as follows: rash, febrile neutropenia, nausea, diarrhea, pain, constipation, fatigue, bacteremia, pyrexia, chills, localized edema, decreased appetite, vomiting, cough, headache, dyspnea, epistaxis, stomatitis and hypokalemia. Adverse events experienced by 25% or more of patients receiving CPX-1 are as follows: diarrhea, nausea, vomiting, fatigue, neutropenia, anorexia, weight decreased, alopecia, abdominal pain, dehydration and constipation.

Such interpretation may not be shared by future investigators or by the FDA and, even if deemed acceptable for specific oncology applications, such as the completed clinical studies, it may not be acceptable for diseases in other oncology settings.

Additionally, the severity, duration and incidence of adverse events may differ in larger study populations. The toxicity of CPX-351 manufactured under different conditions is not known, and it is possible that additional and/or different adverse events may appear upon the human use of those formulations and those adverse events may arise with greater frequency, intensity and duration than in the current formulation. If any of the Company’s product candidates cause unacceptable adverse events in clinical studies, the Company may not be able to obtain marketing approval and generate revenues from its sale.

If any of the Company’s product candidates receives marketing approval and the Company or others later identify unacceptable adverse events caused by the product, a number of significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the affected product;

•	regulatory authorities may require a more significant clinical benefit for approval to offset the risk;

•	regulatory authorities may require the addition of labeling statements that could diminish the usage of the product or otherwise limit the commercial success of the affected product;

•	the Company may be required to change the way the product is administered, conduct additional clinical studies or change the labeling of the product;

•	the Company may choose to discontinue sale of the product;

•	the Company could be sued and held liable for harm caused to patients;

•	the Company may not be able to enter into collaboration agreements on acceptable terms and execute on the Company’s business model; and

•	the Company’s reputation may suffer.

Any one or a combination of these events could prevent the Company from obtaining regulatory approval and achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the affected product, which in turn could delay or prevent the Company from generating any revenues from the sale of the affected product.

The Company may experience delays in the commencement of its clinical studies with CPX-351 or future product candidates, or in the receipt of data from preclinical and clinical studies conducted by third parties, which could result in increased costs and delay its ability to pursue regulatory approval.

Delays in the commencement of clinical studies and delays in the receipt of data from preclinical or clinical studies conducted by third parties could significantly impact the Company’s product development costs. Before the Company can initiate clinical studies in the U.S. for future product candidates, it must submit the results of preclinical testing, usually in animals, to the FDA as part of an Investigational New Drug (“IND”) submission, along with other information including information about product chemistry, manufacturing and controls and its proposed clinical study protocol for its product candidates. With CPX-351, a single Phase 1 clinical study was conducted and two randomized, controlled Phase 2 clinical studies were conducted in patients with AML. The rationale for the Phase 3 study is based on clinical study results from two Phase 2 studies, but results from earlier phase clinical studies do not guarantee the outcomes of later clinical studies.

The Company currently plans to rely on data from third parties for the Phase 3 study of CPX-351. If receipt of the data is delayed for any reason, including reasons outside of the Company’s control, it will delay the Company’s plans for the Phase 3 study, and other clinical study plans. This, in turn, will delay the Company’s ability to make subsequent regulatory filings and ultimately, to commercialize its products if regulatory approval is obtained.

Potential conflicts of interest arising from relationships and any related compensation with respect to clinical studies could adversely affect the process.

Principal investigators for the Company’s clinical studies may serve as scientific advisors or consultants to the Company from time to time and receive cash compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, the integrity of the data generated at the applicable clinical study site may be questioned or jeopardized.

The Company may be subject to costly claims related to its clinical studies and may not be able to obtain adequate insurance.

Because the Company conducts clinical studies in humans, the Company faces the risk that the use of CPX-351 or future product candidates, if any, will result in adverse side effects. The Company cannot predict the possible harms or side effects that may result from its clinical studies. Although the Company has clinical study liability insurance for up to $10.0 million in aggregate, the Company’s insurance may be insufficient to cover any such events. There is also a risk that the Company may not be able to continue to obtain clinical study coverage on acceptable terms. In addition, the Company may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, the Company’s insurance coverage. There is also a risk that third parties that the Company has agreed to indemnify could incur liability. Any litigation arising from its clinical studies, even if the Company is ultimately successful, would consume substantial amounts of the Company’s financial and managerial resources and may create adverse publicity.

If the Company’s competitors develop and market products that are more effective, safer or less expensive than CPX-351, the Company’s commercial opportunities may be negatively impacted.

The life sciences industry is highly competitive, and the Company faces significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies and possibly from academic institutions, government agencies and private and public research institutions that are researching, developing and marketing products designed to address the treatment of cancer, including AML. Many of the Company’s competitors have significantly greater financial, manufacturing, marketing and drug development resources than the Company. Large pharmaceutical companies, in particular, have extensive experience in the clinical testing of, obtaining regulatory approvals for, and marketing of, drugs. New developments, including the development of other pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace.

These developments may render the Company’s product candidates obsolete or noncompetitive. Compared to the Company, potential competitors may have substantially greater

•	research and development resources, including personnel and technology;

•	regulatory experience;

•	pharmaceutical development, clinical study and pharmaceutical commercialization experience;

•	experience and expertise in exploitation of intellectual property rights; and

•	capital resources.

As a result of these factors, the Company’s competitors may obtain regulatory approval of their products more rapidly than the Company or may obtain patent protection or other intellectual property rights that limit the Company’s ability to develop or commercialize its product candidates. The Company’s competitors may also develop products for the treatment of AML that are more effective, better tolerated, more useful and less costly than the Company’s products and may also be more successful in manufacturing and marketing their products. Potential competitors may succeed in obtaining approvals from the FDA and foreign regulatory authorities for their product candidates sooner than the Company does for its products.

A key consideration when treating AML patients is whether the patient is suitable for intensive therapy. The standard of care for the treatment of newly diagnosed AML patients who can tolerate intensive therapy is cytarabine in combination with an anthracycline (i.e., daunorubicin) – for some patients, primarily those less than 60 years of age, a stem cell transplant could also be considered. The regimen of cytarabine in combination with an anthracycline has been the standard of care for decades. A patient not suitable for intensive therapy may be offered the option for low-intensity therapy such as low-dose cytarabine, azacitidine or decitabine or possibly intermediate intensity therapy such as clofarabine. It should be noted that, in the U.S., azacitidine, decitabine and clofarabine are not approved by the FDA for the treatment of AML patients. The initial focus for CPX-351 development is in patients who can tolerate intensive therapy.

The Company is aware of products in development being studied for use as treatment options for AML patients. However, most of the products are being studied in different patient populations (i.e., relapsed or refractory patients, patients who are deemed unsuitable for intensive chemotherapy) than the intended Phase 3 study population with CPX-351. The list below shows some of the products of which the Company is aware being in late-stage development:

•	Sunesis Pharmaceuticals, Inc. is developing vosaroxin in combination with cytarabine for patients with first relapse or refractory AML, for which a Phase 3 study is open for enrollment.

•

Cyclacel Pharmaceuticals, Inc. is developing sapacitabine, alternating cycles of treatment with decibaine (decitabine followed by sapacitabine), for elderly patients aged 70 years or older with newly diagnosed AML who are not candidates for, or have refused, induction chemotherapy, for which a Phase 3 study is open for enrollment.

•

Eisai Co., Ltd.’s, Dacogen (decitabine) is currently on the market because it was initially approved for use in another hematologic malignancy. Based on the Phase 3 study results, the FDA did not approve the use of the product in elderly patients aged 65 or older with newly diagnosed AML who are not considered candidates for induction therapy, but the European Commission did approve its use in this population.

•

Celgene Corporation’s Vidaza (azacitidine) has been approved by the European Commission for use in adults who cannot have a bone marrow transplant in patients with AML that has developed from myelodysplastic syndrome when the bone marrow consists of 20%-30% abnormal cells. The product is currently on the market in the U.S. because it was approved for use in another hematologic malignancy. The FDA has not approved this product for use in AML. A Phase 3 study in elderly patients aged 65 or older with newly diagnosed AML is ongoing, and patients are not currently being recruited.

The Company will also face competition from these third parties in recruiting and retaining qualified personnel, establishing clinical study sites and enrolling patients for clinical studies.

The Company believes that its ability to successfully compete in the marketplace with CPX-351 and any future product candidates will depend on, among other things:

•	the ability to recruit and retain qualified personnel to help the Company advance CPX-351 and future product candidates, if any;

•	the ability to develop novel products with attractive pharmaceutical properties and to secure, protect and maintain intellectual property rights based on the Company’s innovations;

•	the efficacy, safety and reliability of the product candidates;

•	the speed at which the Company develops its product candidates;

•	the ability to design and successfully execute appropriate clinical studies;

•	the ability to maintain a good relationship with regulatory authorities;

•	the ability to obtain, and the timing and scope of, regulatory approvals;

•	the ability to manufacture clinical trial supplies of CPX-351 and future products, if any;

•	the ability to manufacture and sell commercial quantities of future products to the market; and

•	acceptance of future products by physicians and other healthcare providers.

CPX-351 is a small molecule therapeutic that will compete with other drugs and therapies currently used for AML, such as nucleoside analogs, anthracyclines, hypomethylating agents, inhibitors of topoisomerase II and other novel agents. Additionally, other products currently in development could become potential competitors of CPX-351, if the products are approved for marketing.

The Company expects competition for CPX-351 for the treatment of AML to increase as additional products are developed and approved in various patient populations. If the competitors’ market products that are more effective, safer or less expensive than CPX-351 or its other future products, if any, or that reach the market sooner, the Company may not achieve substantial market penetration or commercial success.

If any product candidate that the Company successfully develops does not achieve broad market acceptance among physicians, patients, healthcare payors and the medical community, the revenues that it generates from its sales will be limited.

Even if CPX-351 or any other product candidates receive regulatory approval, the products may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Coverage and reimbursement of the Company’s product candidates by third-party payors, including government payors, generally is also necessary for commercial success. The degree of market acceptance of any of the Company’s approved products will depend upon a number of factors, including:

•	the efficacy and safety, as demonstrated in clinical studies;

•	the risk/benefit profile of the Company’s products such as CPX-351;

•	the prevalence and severity of any side effects;

•	the clinical indications for which the product is approved;

•	acceptance by physicians, key members of the healthcare team at cancer centers and patients of the product as a safe and effective treatment;

•	the potential and perceived advantages of product candidates over alternative treatments;

•	the safety of product candidates seen in a broader patient group, including its use outside the approved indications;

•	the cost of treatment in relation to alternative treatments;

•	the timing of market introduction of competitive products;

•	the availability of adequate reimbursement and pricing by third parties and government authorities;

•	relative convenience and ease of administration; and

•	the effectiveness of the Company’s sales, marketing and distribution efforts.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, the Company may not generate sufficient revenue from these products and the Company may not become or remain profitable.

Even if the Company receives regulatory approval for CPX-351, the Company will be subject to ongoing FDA and other regulatory obligations and continued regulatory review, which may result in significant additional expense and limit the Company’s ability to commercialize CPX-351.

Any regulatory approvals that the Company or potential collaboration partners receive for CPX-351 or future product candidates, if any, may also be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing studies. In addition, even if approved, the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for any product will be subject to extensive and ongoing regulatory requirements. The subsequent discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market.

Regulatory policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of the Company’s product candidates. The Company cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. If the Company is not able to maintain regulatory compliance, the Company might not be permitted to market CPX-351 or future products, if any, and the Company may not achieve or sustain profitability.

If product liability lawsuits are brought against it, the Company may incur substantial liabilities and may be required to limit commercialization of its product candidates.

The Company faces an inherent risk of product liability exposure related to the testing of its product candidates in human clinical studies, and will face an even greater risk if it sells its product candidates commercially. An individual may bring a liability claim against the Company if one of its product candidates causes, or merely appears to have caused, an injury. If the Company cannot successfully defend itself against product liability claims, it will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for its product candidates;

•	impairment to its business reputation;

•	withdrawal of clinical study participants;

•	costs of related litigation;

•	distraction of management’s attention from its primary business;

•	substantial monetary awards to patients or other claimants;

•	the inability to commercialize its product candidates; and

•	loss of revenues.

The Company does carry product liability insurance for its clinical studies. Further, the Company intends to expand its insurance coverage to include the sale of commercial products if marketing approval is obtained for any of its product candidates. However, the Company may be unable to obtain this product liability insurance on commercially reasonable terms and with insurance coverage that will be adequate to satisfy any liability that may arise. On occasion, large judgments have been awarded in class action or individual lawsuits relating to marketed pharmaceuticals. A successful product liability claim or series of claims brought against the Company could cause its stock price to decline and, if judgments exceed its insurance coverage, could decrease its cash and adversely affect its business.

Reimbursement may be limited or unavailable in certain market segments for the Company’s product candidates, which could make it difficult for the Company to sell its products profitably.

The Company intends to seek approval to market its future products in both the U.S. and in countries outside the U.S. If the Company obtains approval in one or more foreign countries, it will be subject to rules and regulations in those countries relating to its product. In some foreign countries, particularly in the European Union, the pricing of pharmaceuticals is subject to government control. In these countries, pricing negotiations with government authorities can take considerable time after the receipt of marketing approval for a product candidate. In addition, market acceptance and sales of the Company’s product candidates will depend significantly upon the availability of adequate coverage and reimbursement from third-party payors for any of its product candidates and may be affected by existing and future healthcare reform measures.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which pharmaceuticals they will cover and reimburse and establish reimbursement levels. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require the Company to provide supporting scientific, clinical and cost-effectiveness data for the use of its products to the payor. The Company may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If reimbursement of the Company’s future products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, the Company may be unable to achieve or sustain profitability.

In both the U.S. and certain foreign countries, there have been a number of legislative and regulatory changes to the healthcare system that could impact the Company’s ability to sell its products profitably. In particular, the Medicare Modernization Act of 2003 revised the payment methodology for many products reimbursed by Medicare, resulting in lower rates of reimbursement for many types of drugs, and added a prescription drug benefit to the Medicare program that involves commercial plans negotiating drug prices for their members. Since 2003, there have been a number of other legislative and regulatory changes to the coverage and reimbursement landscape for pharmaceuticals. Most recently, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the “Affordable Care Act,” was enacted. The Affordable Care Act contains a number of provisions, including those governing enrollment in federal healthcare programs, the increased use of comparative effectiveness research on healthcare products, reimbursement and fraud and abuse changes, all of which will impact existing government healthcare programs and will result in the development of new programs. An expansion in the government’s role in the U.S. healthcare industry may further lower rates of reimbursement for pharmaceutical products.

There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare products and services. The Company cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for any products for which the Company may obtain regulatory approval;

•	the Company’s ability to set a price that it believes is fair for its products;

•	the Company’s ability to generate revenues and achieve or maintain profitability;

•	the level of taxes that the Company is required to pay; and

•	the availability of capital.

In addition, governments may impose price controls, which may adversely affect profitability if products are sold in those countries.

The Company expects to expand its development capabilities, and any difficulties hiring or retaining key personnel or managing this growth could disrupt the Company’s operations.

The Company is highly dependent on the principal members of its development staff. Future growth will require the Company to continue to implement and improve its managerial, operational and financial systems and continue to retain, recruit and train additional qualified personnel, which may impose a strain on its administrative and operational infrastructure. The competition for qualified personnel in the biopharmaceutical field is intense. As of March 31, 2013, Celator has 17 full-time employees. The Company may need to expand its managerial, operational, financial and other resources in order to manage and fund its operations and clinical studies, continue its research and development activities, and commercialize its product candidates. The Company is highly dependent on the continued ability to attract, retain and motivate highly qualified management and specialized personnel required for the manufacture of its products, the clinical development of the product candidates and the potential commercialization of the product candidates. Due to limited resources, the Company may not be able to effectively manage any expansion of its operations or recruit and train additional qualified personnel. If the Company is unable to retain key personnel or manage its growth effectively, the Company may not be able to implement its business plan.

The Company has, in the past, implemented workforce reductions. Depending on the Company’s need for additional funding and expense control, the Company may be required to implement further workforce and expense reductions in the future. Further workforce and expense reductions could result in reduced progress of the Company’s programs. In addition, the implementation of expense reduction programs may result in the diversion of efforts of the Company’s executive management team and other key employees, which could adversely affect the Company’s business.

The Company currently has no commercial organization (i.e., marketing, sales, and distribution). If the Company is unable to develop a commercial infrastructure on its own or through collaborations with partners, the Company will not be successful in commercializing CPX-351.

The Company currently has no commercial infrastructure (i.e., marketing, sales or distribution capabilities) for its product candidates and must build this infrastructure or make arrangements with third-parties to perform these functions in order to commercialize its products. If the Company needs to establish this capability it will be expensive and time consuming. Any failure or delay in the development of this capability would adversely impact the commercialization of CPX-351 or future product candidates, if any.

If the Company fails to comply with healthcare regulations, it could face substantial penalties and its business, operations and financial condition could be adversely affected.

In addition to FDA restrictions on the marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical and medical device industries in recent years, as well as consulting or other service agreements with physicians or other potential referral sources. These laws include anti-kickback statutes and false claims statutes that prohibit, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or, in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally-financed healthcare programs, and knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services, reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and any practices the Company adopts may not, in all cases, meet all of the criteria for safe harbor protection from anti-kickback liability. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment. Any challenge to its business practices under these laws could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company uses hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time-consuming or costly.

The Company uses hazardous materials, which could be dangerous to human health and safety or to the environment. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair the Company’s pharmaceutical development efforts.

In addition, the Company cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. If one of the Company’s employees were to be accidentally injured from the use, storage, handling or disposal of these materials or wastes, the medical costs related to the employee’s treatment may be covered by its workers’ compensation insurance policy. However, the Company does not carry specific hazardous waste insurance coverage and its property and casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, the Company could be held liable for damages or penalized with fines in an amount exceeding its resources, and its operations could be adversely affected.

The Company is an “emerging growth company” and may elect to comply with reduced public company reporting requirements applicable to emerging growth companies, which could make the Company’s common stock less attractive to investors.

The Company is an “emerging growth company,” as defined in the JOBS Act enacted in April 2012. For as long as the Company continues to be an “emerging growth company,” the Company may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to,

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in the Company’s periodic reports and proxy statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

The Company can be an “emerging growth company” for up to five years after the first sale of its common equity securities pursuant to an effective registration statement under the Securities Act, which the Company expects will be pursuant to a registration statement on Form S-8 or this resale registration statement on Form S-1. However, if certain events occur prior to the end of such five—year period, including if the Company becomes a “large accelerated filer,” its annual gross revenues exceed $1 billion or it issues more than $1 billion of non-convertible debt in any three-year period, the Company will cease to be an “emerging growth company” prior to the end of such five-year period. The Company cannot predict whether investors will find the Company’s common stock less attractive if it chooses to rely on these exemptions. If some investors find the Company’s common stock less attractive as a result of any choice the Company makes to reduce future disclosure, there may be a less active trading market for the Company’s common stock and its common stock price may be more volatile. The Company also qualifies at this time as a “smaller reporting company.” Many of the reduced disclosure obligations applicable to emerging growth companies apply to smaller reporting companies.

Under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies, which is not available for smaller reporting companies. However, the Company is irrevocably electing not to avail itself of this extended transition period for complying with new or revised accounting standards and, therefore, the Company will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

The Company will incur increased costs as a result of operating as a public company, particularly once the Company ceases to be an “emerging growth company,” and the Company’s management will be required to devote substantial time to new compliance initiatives.

As a public reporting company, the Company will incur significant legal, accounting and other expenses that it did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the Commission and a national securities exchange on which the Company plans to seek to list its common stock for trading, have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. The Company’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase the Company’s legal and financial compliance costs and will make some activities more time consuming and costly. For example, the Company expects that these rules and regulations may make it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, the Company will be required to furnish a report by its management on the Company’s internal control over financial reporting, including, once the Company ceases to be an “emerging growth company,” an attestation report on internal control over financial reporting issued by the Company’s independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed time period, the Company will engage in a process to document and evaluate the Company’s internal control over financial reporting, which is both costly and challenging. In this regard, the Company will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite the Company’s efforts, there is a risk that neither the Company nor, when required, its independent registered public accounting firm will be able to conclude within the prescribed timeframe that the Company’s internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Company’s financial statements.

The Company expects that the additional reporting and other obligations imposed on the Company by these rules and regulations and compliance with evolving interpretations of new or changed legal requirements may cause the Company to incur higher costs as the Company revises current practices, policies and procedures, and may divert management time and attention from potential revenue-generating activities to compliance matters. If the Company’s efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, the Company’s reputation may also be harmed. Further, the Company’s board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, the Company may have difficulty attracting and retaining qualified board members and executive officers, which could harm the Company’s business.

Economic conditions may make it costly and difficult to raise additional capital.

There has been turmoil in the world economy, which has led to volatility on the U.S. stock market and reduced credit availability. Investors have been unwilling to buy certain corporate stocks and bonds. If economic conditions continue to affect the capital markets, the Company’s ability to raise capital, via controlled equity facilities, debt facility or otherwise, may be adversely affected.

The Company is exposed to risks related to foreign currency exchange rates.

Some of the Company’s costs and expenses are denominated in foreign currencies. Most of the Company’s foreign expenses are associated with activities related to the planned Phase 3 study of CPX-351 that will occur outside of the U.S. When the U.S. dollar weakens against foreign currency, the U.S. dollar value of the foreign currency denominated expense increases, and when the U.S. dollar strengthens against the foreign currency, the U.S. dollar value of the foreign currency denominated expense decreases. Consequently, changes in exchange rates, and in particular a weakening of the U.S. dollar, may adversely affect the Company’s results of operations.

The Company may not be able to recover from any catastrophic event affecting its suppliers or facilities.

While the Company’s suppliers have measures in place to minimize and recover from catastrophic events that may substantially destroy their capability to meet customer needs, these measures may not be adequate to recover production processes quickly enough to support critical timelines or market demands. These catastrophic events may include weather events such as tornadoes, earthquakes, floods or fires. In addition, these catastrophic events may render some or all of the products at the affected facilities unusable.

RISKS RELATING TO THE COMPANY’S INTELLECTUAL PROPERTY

The Company’s success depends upon its ability to protect and enforce its proprietary technologies and its intellectual property, and third party intellectual property may limit or interfere with, or eliminate its ability to make, use and sell the Company’s potential products.

The Company’s commercial success depends on obtaining and maintaining patent protection and trade secret protection for its product candidates and their formulations and uses, as well as successfully defending these patents against third-party challenges. If the Company fails to appropriately prosecute and maintain patent protection for these product candidates, its ability to develop and commercialize these product candidates may be adversely affected and the Company may not be able to prevent competitors from making, using and selling competing products. This failure to properly protect the intellectual property rights relating to these product candidates could have a material adverse effect on the Company’s financial condition and results of operations.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that the Company or its partners will be successful in protecting its product candidates by obtaining and defending patents. These risks and uncertainties include the following:

•	the patent applications that the Company files may not result in any patents being issued;

•	patents that are or may be issued or in-licensed may be challenged, invalidated, modified, revoked or circumvented, or otherwise may not provide any competitive advantage;

•

the Company’s competitors may seek, or may already have obtained, patents that will limit, interfere with, or eliminate its ability to make, use, and sell the Company’s potential products either in the U.S. or in international markets;

•

there may be significant pressure on the U.S. government and other international governmental bodies to limit the scope of patent protection both inside and outside the U.S. for disease treatments that prove successful as a matter of public policy regarding worldwide health concerns; and

•

countries other than the U.S. may have less restrictive patent laws than those upheld by U.S. courts, allowing foreign competitors the ability to exploit these laws to create, develop and market competing products.

In addition to patents and trademarks, the Company also relies on trade secrets and proprietary know-how. Although the Company has taken steps to protect its trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, third parties may still obtain this information or the Company may be unable to protect its rights. If any of these events occurs, or the Company otherwise loses protection for its trade secrets or proprietary know-how, the value of this information may be greatly reduced.

Patent protection and other intellectual property protection are crucial to the success of the Company’s business and prospects, and there is a substantial risk that such protections will prove inadequate.

If the Company is sued for infringing intellectual property rights of third parties, it will be costly and time-consuming, and an unfavorable outcome in that litigation would have a material adverse effect on its business.

The Company’s commercial success also depends upon its ability and the ability of any of its future collaborators to develop, manufacture, market and sell its product candidates without infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications that are owned by third parties exist in the fields in which the Company is developing products.

In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to the Company, which may later result in issued patents that its product candidates or proprietary technologies may infringe. Similarly, there may be issued patents relevant to its product candidates of which the Company is not aware.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that the Company or any collaborators of the Company infringe the third party’s intellectual property rights, the Company may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;

•	abandon a potentially infringing product candidate or redesign its products or processes to avoid infringement;

•

pay substantial damages (including, in “extraordinary cases,” treble damages and attorneys’ fees), which the Company may have to pay if a court decides that the product or proprietary technology at issue infringes upon or violates the third party’s rights;

•	pay substantial royalties, fees and/or grant cross licenses to its technology; and/or

•	defend litigation or administrative proceedings which may be costly whether the Company wins or loses, and which could result in a substantial diversion of its financial and management resources.

Other product candidates that the Company may in-license or acquire could be subject to similar risks and uncertainties.

The Company may be involved in lawsuits to protect or enforce its patents or the patents of its licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe the Company’s patents or the patents of the Company’s licensors. To counter infringement or unauthorized use, the Company may be required to file infringement claims, which typically are very expensive, time-consuming and disruptive of day-to-day business operations. In addition, in an infringement proceeding, a court may decide that one or more of the Company’s patents or patents of the Company’s licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the Company’s patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of the Company’s patents at risk of being invalidated, held unenforceable, or interpreted narrowly. The adverse result could also put related patent applications at risk of not issuing. Interference proceedings provoked by third parties or brought by the U.S. Patent and Trademark Office (“PTO”) may be necessary to determine the priority of inventions with respect to the Company’s patents or patent applications or those of its collaborators or licensors. An unfavorable outcome could require the Company to cease using the related technology or to attempt to license rights to it from the prevailing party. The Company’s business could be harmed if the prevailing party does not offer it a license on commercially reasonable terms. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract the Company’s management and other employees. The Company may not be able to prevent, alone or with its licensors, misappropriation of its trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the U.S.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of its confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of the Company’s common stock.

The Company may be subject to claims that its consultants or independent contractors have wrongfully used or disclosed alleged trade secrets of their other clients or former employers to the Company.

As is common in the biotechnology and pharmaceutical industry, the Company engages the services of consultants to assist it in the development of its product candidates. Many of these consultants were previously employed at, may have previously been, or are currently providing consulting services to, other biotechnology or pharmaceutical companies, including the Company’s competitors or potential competitors. Although no claims against the Company are currently pending, the Company may be subject to claims that these consultants or the Company has inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or their former or current customers. Litigation may be necessary to defend against these claims. Even if the Company is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and day-to-day business operations.

RISKS RELATED TO THE COMPANY’S COMMON STOCK

The price of the Company’s common stock may continue to be volatile, and the value of an investment in the Company’s common stock may decline.

Factors that could cause continued volatility in the market price of the Company’s common stock include, but are not limited to:

•	the Company’s ability to raise additional capital to carry through with clinical development plans and current and future operations and the terms of any related financing arrangement;

•	results from, and any delays in or discontinuance of, ongoing and planned clinical studies of CPX-351;

•

announcements of FDA non-approval of CPX-351, delays in filing regulatory documents with the FDA or other regulatory agencies or delays in the review process by the FDA or other foreign regulatory agencies;

•	announcements relating to restructuring and other operational changes;

•	delays in the commercialization of CPX-351 or future products, if any;

•	market conditions in the pharmaceutical, biopharmaceutical and biotechnology sectors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	developments or disputes concerning its intellectual property or other proprietary rights;

•	clinical and regulatory developments with respect to potential competitive products;

•	introduction of new products by competitors;

•	issues in manufacturing CPX-351 drug substance or drug product, or future products, if any;

•	market acceptance of CPX-351 or future products, if any;

•	actual and anticipated fluctuations in the Company’s quarterly operating results;

•	third-party healthcare reimbursement policies;

•	FDA or other U.S. or foreign regulatory actions affecting the Company or the pharmaceutical industry;

•	litigation or public concern about the safety of CPX-351 or future products, if any;

•	failure to develop or sustain an active and liquid trading market for the Company’s common stock;

•	sales of the Company’s common stock by its officers, directors or significant stockholders; and

•	additions or departures of key personnel.

Provisions of Delaware law could delay or prevent an acquisition of the Company, even if the acquisition would be beneficial to the Company’s stockholders, and could make it more difficult to change management.

Delaware law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns or within the last three years has owned 15% of the Company’s voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage delay or prevent a change in control of the Company.

These provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of the Company’s common stock.

The ownership of the Company’s capital stock by the Company’s directors, executive officers and holders of more than 5% of the company’s capital stock is highly concentrated and will result in the Company’s non-affiliate stockholders having limited or no ability to influence corporate actions.

The Company’s directors and executive officers and holders of more than 5% of the Company’s capital stock beneficially own approximately 64.4% of the Company’s outstanding capital stock including shares purchasable upon exercise of stock options and warrants. Accordingly, these stockholders, acting as a group, could have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the Company’s assets or any other significant corporate transaction. Also, the Company’s non-affiliate stockholders will have limited or no ability to influence corporate actions. The significant concentration of stock ownership may adversely affect the trading price of the Company’s common stock due to investors’ perception that conflicts of interest may exist or arise.

The Company has never paid dividends on its capital stock and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company has never declared or paid cash dividends on its capital stock. The Company does not anticipate paying any cash dividends on its capital stock in the foreseeable future. The Company currently intends to retain all available funds and any future earnings to fund the development and growth of the Company’s business. As a result, capital appreciation, if any, of the Company’s common stock will be stockholders’ sole source of gain for the foreseeable future.

The Company is at risk of securities class action litigation.

Biotechnology companies have experienced greater than average stock price volatility in recent years. These broad market fluctuations may adversely affect the trading price or liquidity of the Company’s common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of the Company’s stockholders were to bring such a lawsuit against the Company, the Company could incur substantial costs defending the lawsuit and the attention of management would be diverted from the operation of the Company’s business.

The Company’s common stock has no current trading market. The Company cannot assure that its common stock will be traded on a national securities exchange or quoted on any over-the-counter quotation system, which may make it more difficult for a public market to develop.

No assurance can be given that the Company’s common stock will be listed on any securities exchange or quoted on any over—the-counter quotation system. The Company cannot assure that the Company will be able to meet the initial listing standards of any of the NASDAQ markets or any other stock exchange, or that it would be able to maintain a listing of the common stock on any of the NASDAQ markets or any other stock exchange. If the Company’s common stock is quoted on an over-the-counter system, an active public trading market may not develop, or be sustained, and an investor may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of the Company’s common stock.

If the Company’s common stock becomes subject to the Commission’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in the Company’s securities may be adversely affected.

The Commission has adopted regulations that generally define “penny stock” as an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The market price of the Company’s common stock will potentially be less than $5.00 per share and in such event would be a “penny stock” according to Commission rules, unless the Company is listed on a national securities exchange. Under these rules, broker-dealers that recommend such securities to persons other than institutional accredited investors must comply with specific procedures. If the Company’s common stock becomes subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in the Company’s securities may be adversely affected. As a result, the market price of the Company’s securities may be depressed, and stockholders may find it more difficult to sell their securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this prospectus, including statements regarding the Company’s strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, among other things:

•	Celator may need to raise additional funds to complete the development and potential commercialization of CPX-351

•

raising additional funds by issuing securities, or through licensing or lending arrangements may cause dilution to Celator’s existing stockholders, restrict Celator’s operations or require it to relinquish proprietary rights

•	Celator relies on third-party distributors and manufacturers for the supply of CPX-351 and there is no guarantee that Celator can procure sufficient quantities of drug to supply the Phase 3 study

•

if third parties upon which Celator relies to manufacture its product fail to provide products at acceptable quality levels or prices, Celator’s development and commercialization of any of its product candidates could be stopped, delayed or made less profitable

•	the failure to enroll patients in clinical studies may cause delays in developing CPX-351

•

the results of preclinical studies and early clinical studies are not necessarily predictive of future results and any product candidate Celator advances, if any, may not have favorable results in later clinical studies or receive regulatory approval

•	the regulatory approval process is uncertain and may prevent Celator from obtaining approval for the commercialization of the product candidates

•	Celator’s products may be subject to technology risks that may restrict or prevent their development and commercialization

•

the Company may not be successful in protecting and enforcing its proprietary technologies and its intellectual property, and third party intellectual property may limit or interfere with, or eliminate its ability to make, use and sell the Company’s products

•	other factors discussed under “Risk Factors.”

The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and you should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements the Company makes. The Company has included important cautionary statements in this prospectus, particularly in the “Risk Factors” section, that it believes could cause actual results or events to differ materially from the forward-looking statements that the Company makes. The Company’s forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments the Company may make.

You should read this prospectus and the documents that the Company references in this prospectus and have filed as exhibits to the registration statement of which this is a part completely and with the understanding that the Company’s actual future results may be materially different from what the Company expects. The forward-looking statements contained in this prospectus are made as of the date of this prospectus, and the Company does not assume, and specifically disclaims, any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

DESCRIPTION OF OUR BUSINESS

Overview

Celator Pharmaceuticals, Inc. (“Celator” or the “Company”) is a pharmaceutical company developing new and more effective therapies to treat cancer. Celator was founded in 1999 by a team led by Dr. Lawrence Mayer (currently the Company’s President and Chief Scientific Officer). CombiPlex®, Celator’s proprietary drug ratio technology platform, represents an approach that identifies molar ratios of drugs that will deliver a synergistic benefit, and locks the desired ratio in a nano-scale drug delivery vehicle that maintains the ratio in patients with the goal of improving clinical outcomes. Celator’s pipeline includes two clinical stage products: CPX-351 for the treatment of acute myelogenous leukemia (“AML”), for which Celator has submitted a Phase 3 protocol to the U.S. Food and Drug Administration (the “FDA”) and commenced enrollment for the Phase 3 clinical study in 2012, and CPX-1 for the treatment of colorectal cancer, for which Celator has completed a Phase 2 study as well as preclinical-stage compounds and research programs. Celator may advance a broad pipeline of cancer therapies involving both previously approved and novel drug agents, based on Celator’s CombiPlex and proprietary drug delivery platforms. Since the founding of Celator, over $115.3 million has been invested in developing the CombiPlex technology and a pipeline of drugs.

The Company is an “emerging growth company” under the provisions of the Jumpstart Our Business Startups Act, or the “JOBS Act.” As part of the JOBS Act, companies with less than $1 billion in gross revenue can qualify as an “emerging growth company.” Therefore, the Company qualifies as an emerging growth company as defined in the JOBS Act, and, as such, the Company is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act,

•	reduced disclosure obligations regarding executive compensation in the Company’s periodic and annual reports,

•	not being required to comply with certain new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, and

•	not being required to obtain stockholder approval of any golden parachute payments not previously approved.

The Company intends to take advantage of the reduced disclosure obligations. Additionally, the Company qualifies as a “smaller reporting company” and thus has the advantage of not being required to provide the same level of disclosure as larger public companies. Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can elect to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected not to opt in to Section 107 and, therefore, will not delay adoption of certain accounting standards applicable to public companies.

The Company can remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which the Company’s annual gross revenues exceed $1 billion, (ii) the date that the Company becomes a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which will occur if the market value of the Company’s common units that are held by non-affiliates exceeds $700 million as of the last business day of the Company’s most recently completed second fiscal quarter, and (iii) the date on which the Company has issued more than $1 billion in non—convertible debt during the preceding three-year period. At this time, the Company expects to remain both a “smaller reporting company” and “emerging growth company” for the foreseeable future.

Celator’s CombiPlex Technology

Emerging evidence indicates that anti-cancer drug combinations can act synergistically, additively or antagonistically depending on the ratio of the agents being combined. While this relationship can be evaluated readily in vitro where drug ratios can be controlled, the translation of such information in vivo is complicated by the fact that the individual drugs administered as a conventional combination or drug “cocktail” may be distributed, metabolized and eliminated differently. This prevents control of the drug ratio following administration and may result in exposure of cancer cells to antagonistic drug ratios with a corresponding loss of therapeutic activity.

Celator developed its CombiPlex technology platform because the standard of care rarely takes advantage of the critical role that drug ratios may play in combination chemotherapy treatment. The ability to identify the ratio of drugs that will produce a synergistic benefit, and a technology that makes it possible to maintain and deliver that ratio in the body, could have a profound impact on combination chemotherapy efficacy.

A distinguishing feature of Celator’s CombiPlex technology is the proprietary delivery vehicles developed to encapsulate and maintain drug combinations at the desired ratio after in vivo administration. Drug combinations used to treat cancer are often comprised of agents with very different chemical compositions and physical properties. Consequently, formulating drug combinations with such disparate features into a single pharmaceutical product that can release both drugs at the same rate in the body represents a significant technical challenge. Celator has developed two distinct nano-scale drug delivery technology platforms based on liposomes and nanoparticles that together provide great versatility in controlling the encapsulation and retention properties for therapeutic agents from a wide range of drug classes.

Celator scientists are recognized experts in the development and assessment of lipid-based drug carriers. This expertise has been critical to the development of a novel liposome delivery technology capable of co-formulating multiple therapeutic agents. Specifically, cell-based screening assays have frequently identified synergistic drug combinations of agents with markedly different chemical attributes. In the simplest terms, one drug may be highly water soluble, while the other may exhibit low solubility in water but higher lipid solubility. In order to design a delivery system for such agents it is necessary to:

•	control the ratio of the drugs in the carrier when prepared;

•	maintain the ratio of the drugs in the carrier while circulating in the blood; and

•	ensure that the drugs are released at the correct synergistic ratio when delivered to the tumor by the carrier.

Celator’s formulation scientists have been able to achieve this through manipulations of existing liposomal carriers as well as the development of proprietary drug loading methods and low-cholesterol liposome compositions, where two chemically diverse agents in Celator’s proprietary liposomes provides controlled and simultaneous release of both drugs in the blood.

Not all anti-cancer drugs of interest to Celator will be compatible with liposome formulation approaches. While liposomes typically can be utilized with agents that exhibit some degree of water solubility, highly hydrophobic agents, such as the taxanes, are not well retained by the liposomes once in the body. This precludes maintenance of desired drug ratios for combinations containing such agents. Thus, Celator has focused research on the development of polymer and polymer-lipid hybrid nanoparticle systems for co-formulation of hydrophobic drugs. This approach is less sensitive to the physicochemical properties of the original drug and allows for the co-formulation and coordinated in vivo release of multiple drugs with widely different properties from the same particle.

Celator Pipeline Overview

Celator believes its CombiPlex technology, and the drugs that have been developed utilizing it, offer an attractive opportunity for the following reasons:

•	Two products have advanced beyond proof of concept to mid—to late-stage clinical development;

•	Celator has a pipeline of additional drug candidates for in-house development or partnering opportunities; and

•	The technology and the products have intellectual property protection.

Celator’s pipeline includes: CPX-351 (a liposomal formulation of cytarabine:daunorubicin), which has completed two randomized, controlled Phase 2 studies in patients with acute myeloid leukemia (AML) and has commenced a Phase 3 study in 300 patients with secondary AML, or “sAML,” a form of AML with a poor prognosis; CPX-1 (a liposomal formulation of irinotecan:floxuridine), which has completed a Phase 2 study in patients with colorectal cancer; CPX-571 (a liposomal formulation of irinotecan:cisplatin), a preclinical stage compound; and HDPN, a hydrophobic docetaxel prodrug nanoparticle formulation, also known as CPX-8, that has been selected by the National Cancer Institute’s Nanoparticle Characterization Laboratory for in vitro and in vivo study.

Celator is focusing its internal infrastructure efforts and expenditures initially on developing CPX-351 while examining opportunities to partner/collaborate with pharmaceutical companies or secure additional financing to advance other product candidates or exploit its CombiPlex technology. In addition to the development strategy described above, in order to enhance Celator’s future growth, Celator may seek, on an opportunistic basis, to pursue complementary or strategic acquisitions, licenses and investments to continue to drive growth. Substantial additional funds will be required in order to successfully pursue these additional opportunities.

Celator Product Candidates

CPX-351

Acute myeloid leukemia (AML) represents a group of clonal hematopoietic stem cell disorders in which both failure to differentiate and excessive proliferation in the stem cell compartment result in accumulation of non-functional cells termed myeloblasts. Untreated AML in all ages is rapidly fatal, with patients dying on average within a few months of diagnosis. Even with treatment, particular groups of AML patients continue to have a poor prognosis. In 2013, it is estimated that approximately 14,590 people in the U.S. will be diagnosed with AML and 10,370 AML patients will die. This reflects the fact that most AML patients will ultimately succumb to their disease and fewer than 30% will be cured. Risk factors that decrease sensitivity of the leukemia to therapy or decrease patient tolerance to therapy include increasing age, poor performance status, co-morbid medical conditions, accumulated chromosomal abnormalities, adverse mutations and multidrug resistance. Given that the median age at diagnosis of AML is 67 years, it is not surprising that the majority of patients diagnosed with AML are at high risk and in need of improved treatment options.

AML in the elderly (age >60) is associated with increased risk of not responding to therapy and increased risk of dying from the treatment. There is broad overlap of these risk factors with most elderly AML patients having one or more adverse features. The poor results of treatment in elderly patients with AML lead to a reluctance to treat elderly patients with intensive regimens designed to induce aplasia and complete remission.

Clearing the marrow of leukemia has historically been the only means of obtaining prolonged survival in AML patients. This is usually accomplished by use of intensive cytotoxic/cytoreductive therapy. The intensity of treatment needed to induce aplasia and complete remission is associated with early mortality rates of 10-20% in elderly patients considered fit for intensive therapy and is higher in patients with co-morbidities and poor performance status.

Secondary AML (sAML) is a term that has been used to cover a heterogeneous group of poor prognosis AML arising in a setting of prior treatment with cytotoxic agents or large field radiation therapy and/or antecedent hematologic disorders (AHD). At the chromosomal level, specific karyotypic abnormalities have been identified and linked to myelodysplasia.

The 7+3 regimen consisting of seven days of continuous infusion of cytarabine combined with bolus injections of an anthracycline, such as daunorubicin, on days 1-3 has been the standard first-line treatment for AML for over 30 years. Better therapies are urgently needed in view of the relatively poor prognosis for most patients with AML. Efforts to improve these outcomes, including intensification of treatment via modification of dose levels and schedules and/or addition of new cytotoxic and targeted therapies to existing regimens, have had limited success.

Despite the widespread use of the 7+3 regimen for AML, there has been little research focused on understanding how these two drugs interact on a cellular level. The different treatment schedules used for cytarabine and daunorubicin in the 7+3 regimen result in leukemia cells being exposed to constantly changing ratios, which may limit the effectiveness of this chemotherapy combination when some of those ratios are antagonistic. In fact, drug ratio dependency was observed and superiority of the 5:1 (i.e., number of molecules) molar ratio was identified by Celator in pre-clinical studies, both in vivo and in vitro. Consequently, the CombiPlex technology platform was applied to this combination and nano-scale liposomes were engineered that co-encapsulated cytarabine and daunorubicin and maintained the optimal synergistic drug ratio for extended periods of time after intravenous injection with the aim of improving anti-leukemia activity.

Scientific Rationale for CPX-351

When tested in a panel of tumor cell lines, the combination of cytarabine plus daunorubicin consistently displayed synergy and avoided antagonism at a 5:1 molar ratio. Decreasing the drug ratio resulted in a loss of synergy and an increased occurrence of antagonism. Nano-scale li posomes were engineered that co-encapsulated the two agents and maintained the drug ratio for extended times after intravenous injection. The drug ratio dependency and superiority of the 5:1 molar ratio was also confirmed with these delivery systems in preclinical leukemia efficacy studies. CPX-351 exhibited superior therapeutic activity compared to the conventional administration of this drug cocktail in all leukemia models tested, with high proportions of cures, and evidence of in vivo synergy under conditions where the drug cocktail provided minimal anti-leukemic activity. Importantly, this increased activity was selective for leukemia cells.

Increased efficacy with CPX-351 was observed in mice bearing bone marrow-engrafted human leukemia. In the absence of treatment the bone marrow is completely overrun with human leukemia cells within 21 days of intravenous tumor inoculation. The drug cocktail of cytarabine:daunorubicin administered at its maximum tolerated dose (“MTD”) caused a modest reduction of leukemia cells in the bone marrow as evidenced by bone cross sections. These mice died from leukemia shortly after treatment terminated. In contrast, the bone marrows of mice treated with CPX-351 were completely cleared of tumor cells and survival of the mice was extended by months. Studies have also demonstrated that CPX-351 persists in the bone marrow for days and that the liposome encapsulated drugs are taken up more by leukemia cells than by normal bone marrow cells.

The Company believes that the research that has been performed, both preclinically and clinically, cannot by its nature provide conclusive evidence that the product provides a completely antagonism-free approach to AML treatment. The Company believes, however, that the product candidate should maximize the probability of an antagonism-free approach to AML treatment and that up to this point in time there is no evidence, from either preclinical experiments or clinical observations, that is inconsistent with the hypothesis. Preclinical studies have suggested that in vivo delivery of the 5:1 molar ratio of cytarabine and daunorubicin could markedly improve efficacy of this drug combination. Also, the prolonged drug exposure in the bone marrow provided by CPX-351 over the drug cocktail may provide further efficacy enhancement. Taken together, these preclinical studies supported the testing of CPX-351 in a clinical setting.

Previous Clinical Studies with CPX-351

To date, three clinical studies have been completed with CPX-351: (1) a Phase 1 dose escalation study in 48 advanced leukemia patients, (2) a randomized Phase 2 study in 126 newly diagnosed AML patients age 60-75, and (3) a randomized Phase 2 study in 125 first relapse AML patients age 18-65. Additional investigator initiated clinical studies examining CPX-351 as a bone marrow conditioning agent for stem cell transplant are also ongoing. Results from the completed clinical studies that provide the rationale for the proposed Phase 3 registration study, as well as for the CPX-351 clinical development plan, in general, are provided below.

Phase 1 Study – Study 101

A Phase 1 dose escalation study was conducted at four centers in the U.S. in patients with relapsed/refractory leukemia or high—risk myelodysplastic syndrome (“MDS”). CPX-351 was administered every other day for 3 doses by 90-minute infusion. The MTD was determined to be 101 U/m2 (1 Unit = 1.0 mg cytarabine + 0.44 mg daunorubicin) with dose limiting toxicities of persistent (>56 days) neutropenia (abnormally low number of neutrophils, the most important type of white blood cell) and thrombocytopenia (decrease of platelets in blood), hypertensive crisis and congestive heart failure (in the setting of sepsis). Pharmacokinetic (“PK”) analysis confirmed maintenance of the 5:1 molar ratio for over 24 hours and prolonged circulation half-life. Complete response (“CR”: defined as a disappearance of leukemia from the bone marrow, with normal blood counts) was first observed at 43 U/m2, roughly one-half of the MTD. At study completion, 48 patients had been entered. Among 43 AML patients, CR was achieved in nine patients and complete response with incomplete normal blood cell recovery (“CRi”: defined as a disappearance of leukemia from the bone marrow, with incomplete blood cell recovery) was observed in one patient at 32 U/m2. The positive outcomes of this Phase 1 study supported evaluating the efficacy of CPX-351 in a Phase 2 setting.

Randomized Phase 2 Study of CPX-351 in Newly Diagnosed AML Patients Age 60-75 – Study 204

The clinical anti-leukemic activity observed in the Phase 1 study was sufficient to allow initiation of a randomized study in newly diagnosed AML patients age 60-75, comparing CPX-351 (100 U/m2) against first-line therapy (7+3 regimen of cytarabine plus daunorubicin using 100 mg/m2 cytarabine per day for 7 days as a continuous infusion and 60 mg/m2 daunorubicin per day for 3 days). This study was intended to be a direct test of whether delivery of a fixed, synergistic ratio of the two drugs (i.e., CPX-351) provided increased clinical efficacy over conventional administration of the same agents (i.e., 7+3 regimen). Patients were randomized 2:1 to receive CPX-351 or 7+3, respectively, and patients were stratified by risk group where patients classified as high risk had either older age (70-75) or sAML or complex cytogenetics (>3 abnormalities). The primary endpoint of this study was response rate (CR + CRi: defined as the number of patients with CR and CRi divided by the number of patients receiving treatment, expressed as a percentage) and a successful Phase 2 study was prospectively defined as a difference in response rate favoring CPX—351 with a p-value <0.1, which would support moving forward to a Phase 3 study.

The table below presents the efficacy and early mortality results from Study 204 for the overall patient population as well as for sAML patients, a group that was prospectively identified for subset analysis in the protocol. sAML is AML that arises from a pre-existing myelodysplastic syndrome or myeloproliferative disease, or treatment-related AML, which is caused after chemotherapy or radiation therapy for a previous malignancy. sAML is typically associated with a worse prognosis. In the overall population, patients treated with CPX-351 achieved relative improvements over the control arm; a 23% increase in leukemia clearance (87.7% vs. 71.1%: defined as disappearance of leukemia from the bone marrow after treatment), a 30% higher response rate (66.7% vs. 51.2%) and an approximately 3-fold lower 60-day mortality rate (4.7% vs. 14.6%).

Table: Major efficacy parameter outcomes for CPX-351 and 7+3 treatment arms in the overall and secondary AML populations

				All Patients				sAML
	All Patients			Relative Improvement Over Control	sAML			Relative
	CPX-351 (n=84)	7 + 3 (n=41)			CPX-351 (n=33)	7+3 (n=19)		Improvement Over Control
Leukemia Clearance Rate (%)	87.7	71.1		23.3%	81.8	57.9		41.30%
Response (CR+CRi) Rate (%)	66.7	51.2		30.3%	57.5	31.6		82.00%
60-Day Mortality (%)	4.7	14.6		~3x lower	6.1	31.6		~5x lower
1-Year Survival (%)	54.1	56.1	*	-3.7%	42.4	10.5	*	~4x higher
Median Overall Survival (months)	14.7	12.9	*	14.0%	12.1	6.1	*	~2x higher

*	Includes patients who clinical investigators deemed non-responders to 7+3 who crossed over and received CPX-351.

One of the primary objectives of this randomized, controlled, Phase 2 clinical study was to identify a well-defined patient population exhibiting benefits from CPX-351 treatment that would be predictive of success in a Phase 3 setting. While improvements in leukemia clearance and response were observed for CPX-351 in all AML subgroups, the benefits were largest in high risk patients and sAML patients, in particular, which constitute approximately 40% of the study population. In sAML patients, the leukemia clearance rate increased 41.3% relative to the 7+3 control arm (81.8% vs. 57.9%), the response rate increased by 82% (57.5% vs. 31.6%), the 60-day mortality was decreased approximately 5-fold (6.1% vs. 31.6%), the 1-year survival rate increased approximately 4-fold (42.4% vs. 10.5%) and the median overall survival time increased approximately 2-fold (12.1 months vs. 6.1 months). Overall survival (“OS”) results demonstrated improvements with CPX-351 that were statistically significant (p=0.01) with an approximate 54% decrease in the risk of death (hazard ratio=0.46) after 24 months of follow-up. It is important to note that patient demographics and risk factors were well balanced between the two study arms indicating that the improvements were not likely due to imbalances between the treatment arms favoring CPX-351. No other subgroup analyses were statistically significant, which is not unexpected given the small number of patients in each subgroup. The analyses do provide hypotheses for future studies in this patient population.

An exploratory feature of this study design was that patients randomized to the control arm were allowed to cross over to receive CPX-351 if there was evidence of persistent AML after 7+3 treatment with little likelihood of achieving response. This design element provided important evidence that CPX-351 is active in patients who do not respond to the 7+3 regimen. Specifically, of the 10 non-responders to 7+3 who chose to cross over to CPX-351 treatment, four achieved complete response and all four were alive beyond one year. The efficacy of CPX-351 observed in these patients suggests that CPX-351 may be active in treating AML patients who fail front line treatment with the 7+3 regimen.

In terms of safety, a qualitatively similar profile of adverse events (“AEs”) were observed for both CPX-351 and the 7+3 regimen. The key difference in adverse events between CPX-351 and 7+3 was greater myelosuppression (decrease in bone marrow activity) with more prolonged median time to recovery from neutropenia (4 additional days) and thrombocytopenia (9 additional days) observed in the CPX-351 arm. This difference can be considered the flip side of the same effect that potent activity in the bone marrow had on leukemia clearance. Associated with this greater myelosuppression were increased adverse events such as febrile neutropenia and infection. In spite of these increased AEs, there was a decrease in the 60-day mortality rate associated with CPX-351 compared to 7+3 (4.7% vs. 14.6%), indicating that the AEs associated with CPX-351 treatment were reversible and well managed.

Randomized Phase 2 Study of CPX-351 in AML in First Relapse, Patients Age 18-65 – Study 205

Results from the Phase 1 study of CPX-351 also provided the rationale for a second randomized Phase 2 study (Study 205) for patients with first relapse AML, age 18-65. Eight patients age 65 or younger in the Phase 1 study had first relapse AML and all 8 achieved leukemia-free status leading to a complete response in 4 of the patients. Study 205 (supported through partnership with LLS) was structured similarly to the newly diagnosed AML clinical study. Patients were randomized 2:1 to receive either CPX-351 (81 patients) administered at the same dose and schedule as used in Study 204 or the control arm consisting of salvage treatment (44 patients). Patients were stratified by a methodology known as the European Prognostic Index (“EPI”) into three strata: favorable risk, intermediate risk, and unfavorable risk based on a scoring system that evaluated duration of first remission, cytogenetics, age, and presence or absence of prior stem cell transplant. The risk factors used to calculate the EPI were well balanced between the CPX-351 and salvage treatment arms. The distributions across risk groups were similar to historical data with approximately 12%, 20% and 68% in favorable, intermediate and unfavorable risk groups, respectively.

The primary endpoint of this study was survival at 1 year with secondary endpoints including response rate and 60-day mortality. Due to the lack of any established standard of care for first relapse AML, the choice of salvage treatment for the control arm was determined by the investigator. Historical data indicate that approximately 70% of patients with first relapse AML of this age will die of their leukemia within the first year, regardless of salvage treatment used.

Table: Major efficacy parameter outcomes for CPX-351 and Salvage treatment arms in the overall and unfavorable risk first relapse AML populations

			All Patients			sAML
	All Patients		Relative	sAML		Relative
	CPX-351 (n=81)	7 + 3 (n=44)	Improvement Over Control	CPX-351 (n=33)	7+3 (n=19)	Improvement Over Control
Leukemia Clearance Rate (%)	78.7	51.2	53.7%	66.1	41.4	59.7%
Response (CR+CRi) Rate (%)	49.4	40.9	20.8%	39.3	27.6	42.4%
60-Day Mortality (%)	14.8	15.9	6.9%	16.1	24.1	33.2%
1-Year Survival (%)	37.0	29.5	25.4%	30.4	10.3	~3x higher
Median Overall Survival (months)	8.5	6.3	34.9%	6.6	4.2	57.1%

The results from the first relapse AML Phase 2 study shown in the table above closely mirrored those in newly diagnosed AML patients. CPX-351 exhibited higher rates of leukemia clearance and response rate as well as improvements in OS and 1-year survival rate. Similar to the newly diagnosed AML study, the degree of benefit provided by CPX-351 was greater in patients with poor prognosis (i.e., unfavorable risk by the EPI). For patients in the unfavorable risk category (68% of the overall population), CPX-351 outperformed the control arm of salvage treatment with a 59.7% relative increase in leukemia clearance (66.1% vs. 41.4%), a 42.4% relative increase in response rate (39.3% vs. 27.6% ), a decrease in 60-day mortality (16.1% vs. 24.1%), a 57.1% relative increase in median OS (6.6 months vs. 4.2 months) and an approximately 3-fold higher 1-year survival rate (30.4% vs. 10.3%). The overall survival curves for the unfavorable risk first relapse AML patients revealed a statistically significant (p=0.02) improvement for CPX—351 with an approximate 45% decrease in the risk of death (hazard ratio=0.55). No other subgroup analyses were statistically significant, which is not unexpected given the small number of patients in each subgroup. The analyses do provide hypotheses for future studies in this patient population.

The general safety profile was comparable for both study arms except for more prolonged neutropenia and thrombocytopenia following CPX-351 with median absolute neutrophil count recovery (>1000/µL) requiring 42.0 days vs. 32.5 days and median platelet recovery (>100,000/µL) requiring 49.0 days vs. 35.0 days. More prolonged myelosuppression led to higher rates of severe infections (66.7% vs. 61.4%), fatal infections (12.3% vs. 6.8%) and hemorrhage events.

The encouraging results obtained with CPX-351 in the first relapse AML study not only identify an additional AML population that is likely to benefit from CPX-351 treatment, but corroborate the efficacy and safety outcomes observed with CPX-351 in newly diagnosed AML patients. The extent to which maintenance of the 5:1 molar ratio after injection, the prolonged drug circulation lifetimes or potential bone marrow exposure, alone or in combination, contribute to the efficacy of CPX-351 is currently unknown. However, these features would be expected to function similarly for a wide range of AML patient populations.

To date, clinical studies using CPX-351 have demonstrated a toxicity profile that was deemed acceptable by the investigators performing such studies. Investigators will use CPX-351 to treat AML in patients older than age 60. In the prechemotherapy era, AML invariably led to death from infections or major bleeding events within weeks to months of diagnosis. Active AML leads to death by producing a general shut down of hematopoietic function with loss of functional neutrophils and marked reductions in platelets and red blood cells. Loss of neutrophil function inevitably leads to risk of severe infections and loss of platelets leads to risk of major bleeding events. In this setting, physicians have traditionally accepted the risk of high rates of adverse events, including severe or life threatening but reversible adverse events, provided there is evidence of greater benefit in the form of objective response and prolonged survival. The balancing of risk and benefit occurs at the start of every treatment course, and every investigator understands that the risk of withholding potentially toxic but useful treatment is death from progressive AML within a short period of time. The Company has found that the toxicity profile of CPX-351 is acceptable to investigators for the following reasons:

•	it is similar to the safety profile of traditional 7+3 regimen treatment, considered the standard of care or initial treatment;

•

the 60-day mortality associated with CPX-351 was less than that observed with 7+3 regimen treatment (4.7% vs. 14.6% in newly diagnosed AML patients), indicating that the adverse events associated with CPX-351 treatment led to fewer deaths than standard of care treatment; and

•

the rate of response, event-free survival and overall survival were similar to control for lower risk patients and superior to control for higher risk patients, particularly for patients with secondary AML.

In summary, the adverse event profile is acceptable to investigators because no unacceptable adverse events have been encountered and the benefits of treatment appear to outweigh the risks.

Adverse events experienced by 25% or more of patients receiving CPX-351 are as follows: rash, febrile neutropenia, nausea, diarrhea, pain, constipation, fatigue, bacteremia, pyrexia, chills, localized edema, decreased appetite, vomiting, cough, headache, dyspnea, epistaxis, stomatitis and hypokalemia.

Future Clinical Development of CPX-351: Summary and Conclusion

Celator has completed three clinical studies involving 214 CPX-351-treated and 85 control arm patients and the consistency of the findings from these studies has been notable. Cumulative data from all three completed clinical studies demonstrate response at every stage of AML from previously untreated to multiply relapsed patients with consistent evidence that patients with high risk or poor prognosis AML have the greatest relative benefit. Coherent efficacy data with substantial improvements in CR+CRi rate, event free survival (EFS), and OS provide the rationale for undertaking a Phase 3 study with the intent of regulatory approval and product commercialization. The relationship between risk and clinical outcome provides insight into the observations that treatment with CPX-351 leads to a greater benefit in high risk AML patients. As indicated above, CPX-351 provided evidence of improved anti-leukemic activity in all AML patient populations. In low risk patients, standard treatments are also effective and an improvement is therefore more difficult to demonstrate. However, in higher risk patients, the efficacy of standard treatments falls markedly. The activity of CPX-351 decreases, but CPX-351 retains more therapeutic activity in these patients than current treatments resulting in a larger relative efficacy improvement as seen in the randomized, controlled, Phase 2 studies.

The rationale for selecting newly diagnosed sAML patients ages 60-75 as the population for a Phase 3 registration study is based on 1) the clear unmet need in this readily identifiable and accessible AML population, 2) the clinically meaningful benefit in all efficacy and 60-day mortality parameters observed in this population and 3) the ability to directly translate the results of the Phase 2 study into the design of the Phase 3 registration study. Consequently, the Phase 3 study is believed to have acceptable clinical and regulatory risk because the patient population is tightly defined using internationally accepted definitions and the primary endpoint is overall survival using log rank testing as recommended by the FDA. The Company has met with regulatory authorities to review and discuss the development of CPX-351. This includes five meetings with the FDA on topics regarding (i) chemistry, manufacturing and controls, (ii) clinical pharmacology and (iii) clinical development. Based on the feedback the Company received from the FDA from these meetings, the Company believes it has sufficient input from the FDA and a special protocol assessment was not pursued. If approved, Celator believes that CPX-351 may ultimately replace 7+3 on the basis of improved efficacy and safety.

Design of Randomized Phase 3 Study in Patients with sAML – Study 301

The design of the Phase 3 study is based upon the Phase 2 study in newly diagnosed AML patients with a small number of important modifications. Key elements that are direct extensions of the newly diagnosed AML study are the use of the 7+3 regimen (cytarabine and daunorubicin) as the control arm with doses of 100 mg/m2 cytarabine and 60 mg/m2 daunorubicin, the same dose of CPX-351 (100 U/m2 days 1, 3 and 5) and the same number of courses (up to 2 inductions and 2 consolidations). The randomization has been changed from 2:1 to 1:1 and crossovers have been eliminated, avoiding interference with interpretation of survival data. The primary endpoint is overall survival. Patients age 60-75 with newly diagnosed previously untreated sAML defined according to published World Health Organization (“WHO”) criteria are eligible. The study is designed to randomize and treat 300 patients, which provides greater than 90% power to detect an approximate 36.5% decrease in the risk of death (hazard ratio=0.635) with statistical significance (p≤0.05).

The Phase 3 study is designed to address issues that have caused previous drugs to fail in registration attempts for AML. The design utilizes 1:1 randomization and allocates patients to receive either CPX-351 or the 7+3 regimen, which is the standard of care control arm. The control arm and the dose of daunorubicin within the control arm (60 mg/m2) were discussed with and accepted by the FDA, as was the use of overall survival with log rank statistical testing. Patient eligibility was also discussed and both the FDA and the European Medicines Agency (the “EMA”) accepted the use of WHO criteria for confirmation of sAML (with certain exceptions). Finally, potential confounding factors have been anticipated by a patient stratification scheme that will balance age and AML subtype between the two study arms. These design features provide rigor for potential acceptance of study results by both the FDA and the EMA.

The clinical risks of not replicating the results observed in Phase 2 can never be eliminated but have been reduced. The proposed study is based upon randomized Phase 2 data that demonstrated coherent improvements in efficacy. Moreover, the experience gained from conducting the randomized Phase 2 study has taught Celator’s clinical group invaluable lessons in how to conduct, monitor and collect data from a randomized study in this patient population. The Phase 3 study is expected to take place in the U.S. and Canada. At this time commitments have been received from approximately 40 clinical centers in the U.S. and four clinical centers in Canada to perform the study. The performance of the study in four Canadian centers is not expected to impact FDA review or reduce the likelihood of regulatory approval because there is no meaningful difference in the practice of medicine in leukemia patients in the U.S. and Canada. Finally, the Phase 3 study is designed to reach statistical significance even with a level of efficacy that is approximately one-half that observed in Phase 2.

Anticipated Timing and Milestones for CPX-351 Phase 3 Clinical Study

The first patient was enrolled in December 2012, and the Company anticipates enrolling the last patient in the fourth quarter of 2014. The primary endpoint analysis of OS is estimated to occur in the first quarter of 2016. The protocol also has analyses of secondary endpoints built into the design. Some of these endpoints will be assessed after all patients have been randomized, treated and evaluated. Based on the above projections, pre-determined secondary endpoint analyses (such as response rate) are estimated to occur in the second quarter of 2015. In the CPX-351 Phase 2 studies, response rate was predictive of survival outcome, and consequently the Company expects that a positive response rate outcome would reflect favorably on the likelihood of a positive OS endpoint in the Phase 3 study.

The Company has received funding under its agreement with LLS and a bank financing agreement with Square 1 Bank and has received proceeds from the private sales of securities as described under “Item 10. Recent Sales of Unregistered Securities,” which has enabled the Company to commence the Phase 3 study described above. The Company expects to finance its cash needs from time to time through a combination of equity offerings, debt financings, the sale of net operating loss carryforwards through a or NJEDA program, and collaborations and strategic alliances.

The ability to meet the projected study timelines and milestones will depend on the ability of the Company to enlist clinical investigators and institutions to participate in the Phase 3 study, the ability of clinical investigators to identify and accrue patients to enter the study and other factors that are delineated in the description of risks associated with the development of CPX-351, as well as the ability to raise additional funds. See “Risk Factors.”

Path to CPX-351 Registration and Expanded Patient Use

The results of the two randomized, controlled Phase 2 studies demonstrate the potential clinical benefit of CPX-351 for AML patients. The consistency of the clinical data across both studies showed higher rates of leukemia clearance, higher response rates, lower acceptable early mortality, and improvements in EFS and OS. In the data in the higher risk/poorer prognosis patient populations, statistically significant OS improvements were obtained with CPX-351 versus the control arm in sAML patients (from the newly diagnosed AML study) and unfavorable risk patients (as determined by the EPI in the first relapse AML study). Based on these results, the “get-to-market” strategy is to conduct a Phase 3 study in patients with untreated sAML. The proposed development of CPX-351 was presented and discussed with both FDA and EMA. In parallel with the Phase 3 study, additional clinical pharmacology characterization and CMC (Chemistry, Manufacturing, Control) activities required for final New Drug Application (“NDA”) submission will be initiated such that their completion will be coordinated with the completion of the Phase 3 study.

Additional Opportunities for CPX-351

Celator’s primary focus in the near-term will be on the completion of the Phase 3 study to register CPX-351 for the treatment of patients with sAML. However, Celator’s clinical studies to date provide evidence that a clinically meaningful benefit may be achieved in other patient populations beyond sAML. Consequently, Celator will consider studying CPX-351 in other patient populations through investigator-initiated studies and/or oncology cooperative groups. Currently, two investigator-initiated studies are underway and supported by the Company:

•	reduced intensity conditioning for HSCT (hematopoietic stem cell transplantation) utilizing donor bone marrow; and

•	reduced intensity conditioning for HSCT utilizing cord blood.

Other proposed studies are also being considered:

•	AML patients with high-risk of early mortality (determined by the treating physician to be unsuitable or “unfit” for intensive chemotherapy); and

•	relapsed or refractory leukemia in children and young adults.

The development of CPX-351 in other AML patient populations will help establish the utility of the drug. The differentiation strategy being pursued is for CPX-351 to replace the standard of care, the 7+3 regimen, in AML. There has been interest among hematologists in extending the use of CPX-351 to other hematologic malignancies such as myelodysplastic syndrome and acute lymphoblastic leukemia based on data obtained in Celator’s clinical studies as well as in preclinical studies. The patent estate covering CPX-351 provides protection (2029 based on issued claims, potentially up to 2032 based on pending claims) to justify the additional clinical studies necessary to expand the use of CPX-351 to other patient populations.

Commercial Opportunity for CPX-351

While Celator can provide no assurance, Celator believes that the results from the randomized, controlled, Phase 3 clinical study with CPX-351 have the potential to provide proof of efficacy and safety for the use of CPX-351 in patients with sAML, and will be the basis for seeking regulatory approval. These data, along with data from the completed Phase 2 studies and the ongoing and proposed clinical studies (investigator-initiated or cooperative group studies) are critical to Celator’s strategy of establishing the benefit of CPX-351 in patients with AML and other hematologic malignancies. Positive data also serve as proof of principle for Celator’s CombiPlex technology platform.

In recent years, a number of products have attempted to gain regulatory approval as treatments for AML patients. Unfortunately, they have either failed in clinical studies or received negative outcomes from the Oncology Drugs Advisory Committee (“ODAC”) of the FDA. Several products are currently in late-stage development, but none of the studies are being conducted in the patient population studied in the CPX-351 Phase 3 study. Celator selected sAML as the “get-to-market” strategy because Celator believes this represents the fastest path to market for a Phase 3 study and a higher probability for success because a statistically significant survival advantage has already been demonstrated in a randomized, controlled, Phase 2 study. Parallel development is warranted based on the clinical data observed in other AML patient populations, as well as studying CPX-351’s potential benefit in other AML populations and other hematologic malignancies. To Celator’s knowledge, no other company has conducted its pivotal study for its product based on randomized, controlled, Phase 2 data in AML.

Celator estimates CPX-351 could be available to patients as early as 2017. Following the completion of the Phase 3 study, it is expected that pharmaceutical companies focused in oncology with interests in hematologic malignancies may be interested in gaining access to CPX-351 and the technology. This may result in licensing, merger or acquisition offers to Celator. One notable feature of this opportunity is that AML is an orphan disease with a narrow target audience that a focused, limited commercial organization could address. This has been demonstrated with other products approved as treatments for hematologic malignancies. Consequently, the Company will carefully weigh any such future commercialization offers against the time, costs and likelihood of success if the Company were to build a commercial infrastructure to support CPX-351 and future product candidates.

Competition

Celator operates in a highly competitive segment of the biopharmaceutical market. Celator faces competition from numerous sources including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Many of Celator’s competitors may have significantly greater financial, product development, manufacturing and marketing resources. Additionally, many universities and private and public research institutes are active in cancer research, and some may be in direct competition with Celator. Celator may also compete with these organizations to recruit scientists and clinical development personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The unmet medical need in cancer is such that anticancer drugs are, by far, the leading class of drugs in development. Of the nearly 1,500 drugs in development in the U.S., approximately 500 were in the anticancer category. These include anti-angiogenesis compounds and a wide array of products against cancer targeting cell surface proteins, signal transduction, cell cycle control, apoptosis metabolic pathways, and DNA replication. While the introduction of newer targeted agents may result in extended overall survival, chemotherapy regimens are likely to remain a cornerstone of cancer treatment in the foreseeable future.

Furthermore, the unprecedented activity in the identification and pharmaceutical development of novel single agents provides an opportunity for Celator to access drugs that have undergone significant preclinical and clinical development, but are no longer being pursued because of insufficient activity to warrant development as a single agent, or require Celator’s CombiPlex technology to capture their full therapeutic potential.

Several large pharmaceutical companies are applying significant research and development resources to the identification of effective drug combination treatments for cancer therapy. To date, the focus of such investigations has been on evaluating combinations of novel targeted therapeutics, either with existing anticancer chemotherapeutics or with other targeted agents in vitro, and subsequently testing selected combinations using each agent as a separate pharmaceutical in their conventional dosing format for in vivo testing. It is possible that such approaches will identify certain combinations that work effectively using this format. However the ability to optimize efficacy by controlling drug ratios in vivo is not accounted for using this methodology.

There are a number of established therapies that may be considered competitive for the cancer indications, for which the Company intends to develop its lead product, CPX-351. A key consideration when treating AML patients is whether the patient is suitable for intensive therapy. The standard of care for the treatment of newly diagnosed AML patients who can tolerate intensive therapy is cytarabine in combination with an anthracycline (i.e., daunorubicin) – for some patients, primarily those less than 60 years of age, a stem cell transplant could also be considered. The regimen of cytarabine in combination with an anthracycline has been the standard of care for decades. A patient not suitable for intensive therapy may be offered the option for low-intensity therapy such as low-dose cytarabine, azacitidine or decitabine or possibly intermediate intensity therapy such as clofarabine. It should be noted that, in the U.S., azacitidine, decitabine and clofarabine are not approved by the FDA for the treatment of AML patients. The initial focus for CPX-351 development is in patients who can tolerate intensive therapy. Also, several major pharmaceutical companies and biotechnology companies are aggressively pursuing new cancer development programs for the treatment of AML, ALL, lymphomas and other hematological malignancies, including both therapies with traditional, as well as novel, mechanisms of action.

To Celator’s knowledge, there are no new products in late stage clinical development that would compete with CPX-351 for the Phase 3 study population. Consequently, the current competition in this indication remains the 7+3 regimen, a regimen that has been in place for more than 30 years. Whether CPX-351 is complementary or directly competitive with new agents in development for the treatment of other AML populations (i.e., vosaroxin from Sunesis and sapacitabine from Cyclacel) will depend on the safety/efficacy and mechanism of action of the individual new agents. See also “Risk Factors – If the Company’s competitors develop and market products that are more effective, safer or less expensive than CPX-351, the Company’s commercial opportunities may be negatively impacted.”

Additional Product Opportunities

In addition to CPX-351, the Company has other product candidates, which include CPX-1, CPX-571 and HDPN.

•	CPX-1 is a liposomal formulation of irinotecan:floxuridine, which is a clinical stage product candidate;

•	CPX-571 is a liposomal formulation of irinotecan:cisplatin, which is a preclinical stage product candidate;

•	HDPN (also known as CPX-8) is a hydrophobic docetaxel prodrug nanoparticle which is a preclinical stage product candidate.

Additional capital, beyond the Company’s current financing efforts, would be required should the Company elect to advance any of these candidates.

CPX-1

The combination of irinotecan plus a fluorinated pyrimidine, typically 5-FU, is a standard chemotherapy combination for the treatment of metastatic colorectal cancer (“CRC”). In the FOLFIRI (folinic acid (leucovorin), 5-FU and irinotecan) regimen used today, irinotecan is administered bi-weekly as a 90 minute infusion of 180 mg/m2 on day 1 and 5-FU is administered starting with a bolus loading dose of 400 mg/m2 followed by a continuous infusion of 2.4-3 gm/m2 over 96 hours starting on day 1. Consequently, irinotecan:fluoropyrimidine ratios are continuously changing during the course of therapy, with the possibility of tumor cells being exposed to antagonistic drug ratios should this combination exhibit drug ratio-dependent synergy. It should be noted that floxuridine rather than 5-FU was selected for evaluation of drug ratio dependent synergy because floxuridine displayed enhanced retention in liposomes as well as the fact that previous studies have demonstrated the clinical equivalency of floxuridine with 5-FU in comparative clinical studies.

Scientific Rationale of CPX-1

The combination of irinotecan and floxuridine was screened for drug ratio dependent synergy in vitro in a panel of tumor cell lines. The 1:1 molar ratio of irinotecan:floxuridine was frequently synergistic and avoided antagonism whereas other ratios exhibited a loss of synergy and in some cases the appearance of strong antagonism (e.g., 1:10 ratio). Consequently, engineering nano-scale liposomes to maintain the 1:1 molar ratio of these two drugs after intravenous injection was performed in order to increase efficacy by capturing the full synergy potential and avoiding antagonistic ratios.

A liposome formulation (CPX-1) was developed that co-encapsulated irinotecan and floxuridine and maintained the synergistic 1:1 molar ratio in the blood for approximately 24 hours after intravenous injection, selectively delivering the drugs to solid tumors. When tested in a range of preclinical solid tumor models, CPX-1 consistently provided improvements in therapeutic efficacy over the unencapsulated drug cocktail of irinotecan:floxuridine. For example, in a preclinical pancreatic tumor model, CPX-1 produced 100% tumor regression and long-term cures, whereas the drug cocktail provided only modest inhibition of tumor growth.

Phase 1 Clinical Study of CPX-1

Based on the promising preclinical results described above, CPX-1 was advanced into a Phase 1 dose escalation clinical study in patients with advanced solid tumors. The primary goal for this study was to establish the safety profile for CPX-1, recommend a safe dose for further study in a Phase 2 setting, and determine the dose dependent PK of CPX-1 and gather evidence of antitumor activity.

The MTD of CPX-1 was identified as 210 U/m2 (1 Unit = 1.0 mg irinotecan + 0.36 mg floxuridine) and once established, seven patients with CRC were enrolled at this dose (extension cohort) to obtain additional safety and efficacy data. Severe AEs that were dose related included grade 3 or 4 diarrhea (24.2%) and neutropenia (12.1%). The target 1:1 molar ratio of irinotecan to floxuridine was maintained in the blood of all patients for 8-12 hours and in many cases up to 24 hours.

Complete response (“CR”: defined as disappearance of all clinical and radiological evidence of tumor), partial response (“PR”: defined as at least a 30% decrease in the sum of the longest diameter of target lesions by clinical and radiological evidence taking as reference the baseline sum of the longest diameters.), stable disease (“SD”: defined as a steady state of disease, i.e., neither sufficient shrinkage by clinical and radiological evidence to qualify for PR or sufficient increase to qualify for PD), and progressive disease (“PD”: defined as at least a 20% increase in the sum of the longest diameters of measured lesions by clinical and radiological evidence taking as references the smallest sum of longest diameters recorded since the treatment started; the appearance of new lesions will also constitute progressive disease) were evaluable in 30 of 33 patients. Three patients achieved a PR, 21 patients achieved SD and six patients had PD. Disease control (CR, PR or SD) was observed in 11 of 15 (73.3%) patients with CRC. Among the 18 subjects with other tumor types, one PR in non-small cell lung cancer (“NSCLC”) and 11 SD were observed. Progression-free survival lasting greater than 6 months was observed in six patients with colorectal cancer and one patient each with pancreatic, ovarian and NSCLC. Colorectal cancer patients exhibited a favorable median progression free survival (“PFS”) of 5.4 months. PFS is the length of time after initiation of treatment, during which the disease being treated (usually cancer) does not get worse.

Phase 2 Clinical Study of CPX-1

In view of the high level of disease control observed in the Phase 1 clinical study as well as the encouraging results obtained in colorectal patients regardless of prior irinotecan exposure, CPX-1 was evaluated in CRC patients in a Phase 2 setting. A dose of 210 U/m2 was administered bi-weekly to patients that were either irinotecan naïve (Arm A, 26 patients) or irinotecan refractory (Arm B, 33 patients). The median PFS, response rate and overall disease control rate for CPX-1 were greater than documented for FOLFIRI in irinotecan-naïve CRC patients. Similar results were obtained in the irinotecan refractory arm. Although no confirmed PRs were achieved in this patient population, the proportion of patients benefiting from CPX-1 treatment and the PFS were similar to the documented benefit of Vectibix® (panitumomab), an approved drug for the treatment of irinotecan refractory patients.

The adverse event profile of CPX-1 was generally consistent with the combination of irinotecan and floxuridine. In this study, dose reductions and/or delays were frequently caused by: diarrhea, nausea and vomiting, or all three. Also observed were neutropenia, infections and fatigue. There was no severe stomatitis or rash. Based on the frequency of dose reductions and delays, the dose used in this study appears to be too high. The frequency of dose reductions and delays prevented an adequate assessment of efficacy for CPX—1.

The research relating to CPX-1 consists of only a single Phase 1 study, with 33 late stage patients (15 colorectal) and a single Phase 2 clinical study, with 59 colorectal patients (26 irinotecan-naïve and 33 irinotecan-refractory) and, because of the limited number of patients treated, cannot provide conclusive evidence that the product candidate is effective for the treatment of colorectal or other cancers. Additional clinical studies, utilizing different doses of CPX-1 and combining CPX-1 with other agents, will be needed before clinical investigators and practicing oncologists accept the efficacy of CPX-1. The data to date are not sufficient to either prove or disprove efficacy. Preclinical studies suggested that in vivo delivery of the 1:1 molar ratio of irinotecan:floxuridine could markedly improve efficacy of this drug combination. In addition, the prolonged drug exposure to solid tumors provided by CPX-1 over the drug cocktail may provide further efficacy enhancement.

Future Clinical Development of CPX-1

While recent clinical trials sponsored by the Company have focused on CPX-351, Celator has identified clinical development paths and a strategy that provides multiple avenues for potential clinical success and eventual registration of CPX-1. This strategy is based on the assumption that CPX-1, either by itself or in combination with other agents, will need to provide a meaningful and statistically significant improvement in a time-to-event endpoint (i.e., progression free survival) over current standard of care in order to be approved by the FDA. The clinical results obtained to date with CPX-1 suggest that it is more efficacious than conventional FOLFIRI in treating metastatic CRC, both in terms of response/disease control rate as well as duration of disease control. Consequently, if clinical studies confirm a benefit for CPX-1 over FOLFIRI, CPX-1 could substitute for FOLFIRI, initially in second line treatment of FOLFOX failures.

The approvals of Avastin® and Epidermal Growth Factor Receptor (“EGFR”) inhibitors (i.e., Erbitux® and Vectibix®) for treatment of metastatic CRC have transformed the standard of care for the management of CRC patients, particularly in North America. The majority of these patients in North America now receive chemotherapy (e.g., FOLFIRI) in combination with a biological agent. In this context, it should be noted that preclinical studies suggest that CPX-1 combines favorably with both Avastin and EGFR inhibitors. Even as the utilization of biological agents evolves, FOLFIRI will continue to be a treatment regimen with which biologicals will be combined and consequently a potentially important role for CPX-1 in the treatment of CRC is expected if randomized clinical studies are able to demonstrate that the efficacy of CPX-1 is superior to FOLFIRI.

In addition to the opportunities for combining CPX-1 with approved biological agents, the demonstration that EGFR inhibitors are ineffective against CRC exhibiting K-Ras mutations has opened an additional window of opportunity for CPX-1 since clinical studies have shown that the response to FOLFIRI is not diminished in CRC patients exhibiting K-Ras mutations. Given the results from the Phase 1 and Phase 2 studies, Celator believes that CPX-1 could provide a significant benefit over FOLFIRI in CRC patients.

Taken together, Celator believes the scientific evidence in clinical and preclinical studies supports the investigation of CPX-1 in multiple CRC settings. In addition, Celator believes other indications in which FOLFIRI has demonstrated favorable response rates (e.g., gastric cancer), as well as those in which CPX-1 exhibited activity in the Phase 1 study represent additional opportunities for clinical development.

Preclinical-Stage Pipeline

In addition to Celator’s two clinical-stage products, CPX-351 and CPX-1, research undertaken by the Company has identified two preclinical-stage products that have exhibited promising anticancer activity in animal models. These are CPX-571, a liposomal formulation containing the combination of irinotecan plus cisplatin, and HDPN, which is a hydrophobic docetaxel prodrug nanoparticle, also known as CPX-8, in this case a single drug formulation that utilizes Celator’s proprietary prodrug nanoparticle technology.

CPX-571

Small cell lung cancer (“SCLC”) is characterized by rapid disease progression, low cure rates and a high incidence of mortality. There are an estimated 32,000 new cases per year in the U.S., which represents 15% of all lung cancers. SCLC is initially responsive to both chemotherapy and radiotherapy; however, the vast majority of patients relapse. Although the current standard of care represents the most effective drug therapy for patients with SCLC, novel treatments are warranted to improve the survival rates, particularly for recurrent disease.

Irinotecan and cisplatin are two established anticancer drugs which together constitute an active combination for treating SCLC. Celator investigated whether the efficacy of this combination could be improved by controlling drug ratios following in vivo administration. Irinotecan and cisplatin combinations were evaluated systematically for drug ratio-dependent synergy in vitro using a panel of 20 tumor cell lines. In vitro screening informatics on drug ratio-dependent cytotoxicity identified a consistently antagonistic region between irinotecan:cisplatin molar ratios of 1:2 and 4:1, which was bordered by two synergistic regions. Liposomal co-formulations of these two agents were developed that maintained a fixed drug ratio for greater than 24 hours. Drug ratio-dependent antitumor activity was demonstrated in vivo for these liposome formulations and improved antitumor activity was observed for the liposome-encapsulated 7:1 molar ratio of irinotecan:cisplatin (designated CPX-571) compared to the drug cocktail in all models tested, including an irinotecan-resistant model. CPX-571, a fixed-ratio formulation of irinotecan and cisplatin, is a potential candidate for further development.

HDPN

The taxanes (e.g., Taxol® (paclitaxel) and Taxotere® (docetaxel)) comprise a class of water-insoluble (hydrophobic) anticancer drugs that are used extensively to treat a range of cancers, including breast, ovarian and non-small cell lung. Whereas liposomes are well suited as nano-scale delivery systems for water soluble drugs such as those contained in CPX-351, CPX-1 and CPX-571, they typically are unable to retain hydrophobic agents such as the taxanes after administration in the body. Celator has developed nanoparticle formulations of both paclitaxel and docetaxel based on Celator’s proprietary hydrophobic prodrug technology platform (see below for full description) that are significantly more efficacious than the conventional commercially used formulations in preclinical tumor models.

Celator developed a library of taxane prodrugs that have demonstrated a wide range of plasma elimination rates and tested them for efficacy compared to their conventional drug counterparts in preclinical solid tumor models. Although conventional paclitaxel in the form of Taxol and docetaxel in the form of Taxotere were able to induce regression of established HT-29 solid tumors, only paclitaxel and docetaxel formulated as prodrug nanoparticles were able to achieve a significant proportion of complete tumor regression and prolonged delay of tumor re-growth. Interestingly, when HDPN was tested for efficacy, not only was the degree of therapeutic activity greater than Taxotere when the two agents were compared at their respective MTDs, but HDPN also exhibited increased antitumor potency compared to Taxotere when administered at equivalent drug doses. Consequently, HDPN has been identified as Celator’s lead nanoparticle-based formulation for development consideration and the National Cancer Institute’s Nanotechnology Characterization Laboratory has selected this product for extensive in vitro and in vivo evaluation with an interest in seeing it advance towards clinical studies.

Pharmaceutical Development Overview

Celator’s drug product candidates are considered nano-scale drug delivery vehicles. This means that the active agents are incorporated into a delivery vehicle forming particles in the 10-200nm size range that are suitable for intravenous administration. The complex features of these drug products require additional considerations for both manufacturing and testing beyond those needed for traditional small molecules in solution.

For the liposomal drug candidates, modified mixing and extrusion systems are needed to prepare the liposome carrier at the desired particle size. The active pharmaceutical ingredients (“APIs”) are usually incorporated into these preformed liposomes. For nanoparticle drug candidates, special high speed mixing is used where the delivery system and active agents are combined and formed in a single step. Once the equipment is designed and in place, the manufacturing processes are optimized and batches of product from 1L to more than 200L can be reproduced. The composition of the drug products is complex and includes the APIs, delivery vehicle components, polymers and buffers depending on the particular drug product. Analysis requires the development of novel analytical methods to determine the identity, assay, purity, relevant physicochemical attributes and US Pharmacopeia, general chapter 1, expectations for an injectable drug. Celator has the expertise to develop manufacturing and analytical procedures for a variety of nano-scale drug products.

For example, the process to manufacture CPX-351 (cytarabine:daunorubicin) liposome injection has undergone process improvement measures and feasibility testing such that a scalable, reproducible, cost-effective manufacturing process is in place. The batch scale is suitable for further clinical development, as well as commercial supply. Testing methods have been developed and validated per FDA and the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH) guidelines.

Celator does not currently own or operate manufacturing facilities for the production or testing of CPX-351 or other product candidates that it develops, nor does it have plans to develop its own manufacturing operations in the foreseeable future. Celator presently depends on third-party contract manufacturers for all of its required raw materials, APIs and finished products for its preclinical and clinical studies.

Celator has executed a non-exclusive manufacturing and supply agreement for clinical and commercial supply of CPX-351 with Baxter Oncology GmbH (“Baxter”), an established manufacturing firm with special facilities to manufacture and test cytotoxic agents. A quality agreement and product master plan have also been finalized. The Company expects that Baxter will be the sole source for CPX-351 drug product for the clinical studies and at the time of commercialization. The contract does not specify a minimum quantity of product for clinical purposes and the annual obligation for commercial use is in the low single digits, i.e., less than five batches per year, for the first four years and then as mutually agreed to by the parties. The product purchase price is subject to an annual adjustment not to exceed the percentage change of the German producer price index. In addition to normal contractual termination provisions for breach or in the event of bankruptcy or corporate dissolution, the agreement has no set term and may be terminated (i) on 24 months’ notice by either party, or (ii) 90 days after notice by either party if no regulatory approval occurs within 36 months after the initial NDA/MAA filing.

APIs are purchased from commercial vendors who, preferably, hold active drug master files (“DMFs”) in the US, Canada and Europe. Membrane components for the liposome products are commercially available from suppliers with either DMFs (in the US) or Certificate of Suitability (in the EU).

Intellectual Property

The Company’s goal is to obtain, maintain and enforce patent protection for its product candidates, formulations, processes, methods and any other proprietary technologies, preserve its trade secrets, and operate without infringing the proprietary rights of other parties, both in the U.S. and in other countries. The Company’s policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for its current product candidates and any future product candidates, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the U.S. and abroad. However, patent protection may not afford the Company with complete protection against competitors who seek to circumvent the Company’s patents.

The Company also depends upon the skills, knowledge, experience and know-how of its management and research and development personnel, as well as that of its advisors, consultants and other contractors. To help protect its proprietary know-how, which is not patentable, and for inventions for which patents may be difficult to enforce, the Company currently relies and will in the future rely on trade secret protection and confidentiality agreements to protect its interests. To this end, the Company requires all of its employees, consultants, advisors and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to it of the ideas, developments, discoveries and inventions important to its business.

Celator has entered into various arrangements with corporate, academic and government collaborators, licensors, licensees and others.

The Company has entered into a collaborative research agreement with the British Columbia Cancer Agency, or BCCA dated May 2001, the purpose of which was to: (a) provide for the transfer from BCCA to the Company of all prior intellectual property developed by the Company’s founders, Dr. Lawrence Mayer and Dr. Marcel Bally, in their respective BCCA laboratories; (b) establish the terms and conditions on which BCCA will conduct for the Company a mutually agreed program of Company—sponsored research and development in the fields of research including lipid delivery systems and drug combination formulations, as well as license and conditionally assign to the Company all resulting Company-sponsored intellectual property; (c) provide for the issuance to BCCA of a number of shares being equivalent to mid-single digit percentage of the founders shares in the capital stock of the Company in consideration for the assignment of prior intellectual property by BCCA to the Company and the covenants and obligations contained in this Agreement; and (d) in consideration of the license and conditional assignment of all Company-sponsored intellectual property to the Company by BCCA, establish the terms on which the Company will pay to BCCA a royalty in the low single digits on net sales of royalty-bearing products in territories so long as a valid claim exists for inventions made between June 2000 and June 2005 under the agreement. All obligations relating to the conduct of the research and assignment of intellectual property have been completed as of June 28, 2004. No payments of royalties have been made to date. Either party may terminate the agreement if the other party commits a material breach or default and such breach or default is not reasonably cured within 45 days of the notice. Obligations that remain include continued maintenance of patents for which of issued patents with claims covering the Company’s current products in development, royalty obligations would continue to be due until 2027 for the latest expiring patent.

The Settlement Agreement with the BCCA was established to resolve a disagreement regarding the obligations of BCCA and the Company with respect to assignment of four patent families covering CombiPlex, CPX-1, drug resistance and individualized therapy technologies. The Company had disagreed with BCCA’s position that these patent families were to be considered Company—sponsored intellectual property. The resolution of this disagreement was that Drs. Bally and Mayer would assign rights to the inventions to BCCA, which would, in turn, immediately assign the rights to the Company. In return, a small adjustment in the calculation of the royalty rate due BCCA under the collaborative research agreement is in effect for products in territories where valid claims of the cited patent families exist. No royalty payments have been made to date for any such products covered.

The Company has entered into a worldwide exclusive license agreement with Princeton University dated June 28, 2007 that remains in effect until the longer of the expiration of the last-to-expire patent licensed under the agreement or ten years from the date of first commercial sale of a licensed product in all countries of the world in which Princeton University and Celator have patent rights. The agreement provides the Company with exclusive rights to inventions arising from research sponsored by the Company between 2003 to 2007 generally characterized as particulate constructs for release of active agents as described in the application (PCT/US2005/025549) for medical applications. This PCT application is co-owned by the Company. All obligations for research conducted under the research agreement have been completed as of March 31, 2007.

The Company will have to pay a royalty on net sales to Princeton University of a low single-digit percentage if any invention is sold by the Company or a company to which the product covered by the invention was licensed by Celator, that was generated under the exclusive licensing agreement. No royalty or other product/sub-license-related payments have been made to date. The duration of royalty obligations will be dictated by the final patent term adjustment made by the United States Patent and Trademark Office upon granting of claims. To date, no claims in this application have been granted and no products related to this agreement have been licensed. The minimum duration of valid claims and hence royalty obligations would be 2025 based on the original patent filing date of 2005.

The Company is obligated to provide Princeton University a percentage within the range of 45% to 55% of proceeds obtained from a sub-license of the intellectual property to a third party in cases where the Company has not conducted any research or development activities and is solely licensing the original intellectual property jointly developed by the Company and Princeton University.

The agreement remains in effect in each country of the territory until the longer of (i) expiration of the last-to-expire patent licensed under the agreement in such country or (ii) ten years from the date of first commercial sale of a licensed product in such country. Ongoing obligations of the Company under this agreement include delivery of an annual progress report to Princeton University describing the Company’s development of the licensed technology as well as a description of prosecution of the patents covering the technology and the use of commercially reasonable efforts to develop licensed products. The Company may terminate the agreement at any time by giving 90 days’ written notice to Princeton University. Princeton University may terminate the agreement if the Company breaches or fails to perform any of the covenants of the agreement by providing written notice of default to the Company and the Company’s failure to cure the default within 60 days of the notice. As the Company is co-owner of the patent applications it can practice the technology even if the license is terminated.

Patents and Patent Applications

Celator’s multilayered approach to obtaining broad patent protection of its products started with the global CombiPlex patent followed by specific drug class combination applications as well as more focused “toolbox” patent applications which cover various drug loading and delivery methods and compositions.

Taking this approach, Celator has established a series of patents/patent applications that include 81 issued patents and 46 pending applications covering multiple drug candidates and the technology platform. The expiration dates for patents that cover CPX—351 and CPX-1 are shown below:

CPX-351 Patent Coverage
	US	EU	Japan
CombiPlex®	2027	2022	2022
Composition & Methods	2027	2025	2025
Clinical Use	2029	Pending (exp. 2028)	Pending (exp. 2028)
Cooper Loading	2024	2022	2022
	Pending
Low Cholesterol PG Liposomes	(exp. 2022)	2022	2022
	Pending	To Be Filed	To Be Filed
Lyophilized Liposomes	(exp. 2032)	(exp. 2032)	(exp. 2032)

CPX-1 Patent Coverage
	US	EU	Japan
CombiPlex®	2027	2022	2022
Clinical Use	2029	Pending (exp. 2026)	Pending (exp. 2026)
Cooper Loading	2024	2022	2022
Low Cholesterol PG Liposomes	Pending (2022)	2022	2022

Trademarks

Celator and/or any of its subsidiaries own 12 registered trademarks and pending trademarks. The Company’s material trademarks are as follows: CELATOR®; CELATOR PHARMACEUTICALS™; and COMBIPLEX®, which relate to development of the Company’s CPX-351 and CPX-1 products.

The Company’s success for preserving market exclusivity for its product candidates relies on its ability to obtain and maintain effective patent coverage, regulatory period data exclusivity and/or orphan drug status if applicable. In addition, the Company also seeks to protect additional intellectual property rights such as trade secrets and know-how, including commercial manufacturing processes and proprietary business practices.

GOVERNMENT REGULATION AND PRODUCT APPROVAL

Government authorities in the U.S., at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those the Company is developing. The pharmaceutical drug product candidates that the Company develops must be approved by the FDA before they may be legally marketed in the

U.S. Pharmaceutical Product Development Process

In the U.S., the FDA regulates pharmaceutical products under the Federal Food, Drug and Cosmetic Act, and implementing regulations. Pharmaceutical products are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on the Company. The process required by the FDA before a non-biological pharmaceutical product may be marketed in the U.S. generally involves the following:

•	Completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices or other applicable regulations;

•	Submission to the FDA of an Investigational New Drug (“IND”), which must become effective before human clinical studies may begin;

•

Performance of adequate and well-controlled human clinical studies according to the FDA’s current good clinical practices (“GCP”), to establish the safety and efficacy of the proposed pharmaceutical product for its intended use;

•	Submission to the FDA of an NDA for a new pharmaceutical product;

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Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the pharmaceutical product is produced to assess compliance with the FDA’s current good manufacturing practice standards (“cGMP”), to assure that the facilities, methods and controls are adequate to preserve the pharmaceutical product’s identity, strength, quality and purity;

•	Potential FDA audit of the preclinical and clinical study sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources and approvals are inherently uncertain.

Before testing any compounds with potential therapeutic value in humans, the pharmaceutical product candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the pharmaceutical product candidate. These early proof-of-principle studies are done using sound scientific procedures and thorough documentation. The conduct of the single and repeat dose toxicology and toxicokinetic studies in animals must comply with federal regulations and requirements including good laboratory practices. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA has concerns and notifies the sponsor. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical study can begin. If resolution cannot be reached within the 30-day review period, either the FDA places the IND on clinical hold or the sponsor withdraws the application. The FDA may also impose clinical holds on a pharmaceutical product candidate at any time before or during clinical studies due to safety concerns or non-compliance. Accordingly, the Company cannot be sure that submission of an IND will result in the FDA allowing clinical studies to begin, or that, once begun, issues will not arise that suspend or terminate such clinical study.

Clinical studies involve the administration of the pharmaceutical product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the clinical study sponsor’s control. Clinical studies are conducted under protocols detailing, among other things, the objectives of the clinical study, dosing procedures, subject selection and exclusion criteria, how the results will be analyzed and presented and the parameters to be used to monitor subject safety. Each protocol must be submitted to the FDA as part of the IND. Clinical studies must be conducted in accordance with the GCP. Further, each clinical study must be reviewed and approved by an independent institutional review board (“IRB”) at, or servicing, each institution at which the clinical study will be conducted. An IRB is charged with protecting the welfare and rights of study participants and considers such items as whether the risks to individuals participating in the clinical studies are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical study subject or his or her legal representative and must monitor the clinical study until completed.

Human clinical studies are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The pharmaceutical product is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. The Company’s pharmaceutical products fall into this latter category because its products are intended to treat cancer and contain cytotoxic agents. Hence, the Company’s Phase 1 studies are conducted in late-stage cancer patients whose disease has progressed after treatment with other agents.

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Phase 2. The pharmaceutical product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases, to determine dosage tolerance, optimal dosage and dosing schedule and to identify patient populations with specific characteristics (for example, cytogenetic mutations) where the pharmaceutical product may be more effective.

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Phase 3. Clinical studies are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These clinical studies are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. The studies must be well controlled and usually include a control arm for comparison. One or two Phase 3 studies are required by the FDA for an NDA approval, depending on the disease severity and other available treatment options.

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Post-approval studies, or Phase 4 clinical studies, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication.

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Progress reports detailing the results of the clinical studies must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 clinical studies may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical study at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical study at its institution if the clinical study is not being conducted in accordance with the IRB’s requirements or if the pharmaceutical product has been associated with unexpected serious harm to patients.

Concurrent with clinical studies, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the pharmaceutical product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the pharmaceutical product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final pharmaceutical product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the pharmaceutical product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical studies, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the pharmaceutical product, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act (“PREA”), an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the pharmaceutical product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any pharmaceutical product for an indication for which orphan designation has been granted.

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act (“PDUFA”), the FDA has 10 months after the 60-day filing date in which to complete its initial review of a standard NDA and respond to the applicant, and six months after the 60-day filing date for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs.

After the NDA submission is accepted for filing, the FDA reviews the NDA application to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel pharmaceutical products or pharmaceutical products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the pharmaceutical product approval process, the FDA also will determine whether a risk evaluation and mitigation strategy (“REMS”) is necessary to assure the safe use of the pharmaceutical product. If the FDA concludes that a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without a REMS, if required.

Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites as well as the site where the pharmaceutical product is manufactured to assure compliance with GCP and cGMP. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. In addition, the FDA will require the review and approval of product labeling.

The NDA review and approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical studies are not always conclusive and the FDA may interpret data differently than the Company interprets the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA. The complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical studies. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require Phase 4 testing which involves clinical studies designed to further assess pharmaceutical product safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new pharmaceutical products that meet certain criteria. Specifically, new pharmaceutical products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. Unique to a Fast Track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, if the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable and if the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for market, including a Fast Track program, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new pharmaceutical product designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Pharmaceutical products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that the products may be approved on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a pharmaceutical product receiving accelerated approval perform adequate and well—controlled post-marketing clinical studies. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could impact the timing of the commercial launch of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Post-Approval Requirements

Any pharmaceutical products for which the Company receives FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, prohibitions on promoting pharmaceutical products for uses or in patient populations that are not described in the pharmaceutical product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities and promotional activities involving the internet. Failure to comply with FDA requirements can have negative consequences, including adverse publicity, enforcement letters from the FDA, actions by the U.S. Department of Justice and/or U.S. Department of Health and Human Services’ Office of Inspector General, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Although physicians may prescribe legally available pharmaceutical products for off-label uses, manufacturers may not directly or indirectly market or promote such off-label uses.

The Company relies, and expects to continue to rely, on third parties for the production of clinical and commercial quantities of the Company’s products. Manufacturers of the Company’s products are required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. cGMP regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of records and documentation. Pharmaceutical product manufacturers and other entities involved in the manufacture and distribution of approved pharmaceutical products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, known as Phase 4 testing, risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product.

Other Healthcare Laws and Compliance Requirements

In the U.S., the Company’s activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of the Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act, the privacy provisions of the Health Insurance Portability and Accountability Act (“HIPAA”), and similar state laws, each as amended. Pricing and rebate programs must comply with the federal Anti-kickback Statute, Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the Veterans Health Care Act (“VHCA”), pharmaceutical product companies are required to offer certain pharmaceutical products at a reduced price to a number of federal agencies, including the U.S. Department of Veterans Affairs and the U.S. Department of Defense, the Public Health Service and certain private Public Health Service designated entities in order to participate in other federal funding programs including Medicare and Medicaid. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations.

In order to distribute products commercially, the Company must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical studies and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of the Company’s activities are potentially subject to federal and state consumer protection and unfair competition laws.

The Patient Protection and Affordable Care Act (the “Healthcare Reform Act”) included new provisions requiring most pharmaceutical manufacturers to publicly report most payments or other transfers of value to physicians starting on March 31, 2013. These relationships may come under increased scrutiny as a result of these new provisions and publication of payments. The Healthcare Reform Act also includes civil penalties if a manufacturer fails to comply with the reporting requirements.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of the use of the Company’s pharmaceutical product candidates, some of the Company’s products covered by U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved pharmaceutical product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent unless an extension is obtained. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and renders a decision on the application for any patent term extension or restoration. In the future, the Company may be able to apply for extension of patent term for one of its currently owned or licensed patents to add patent life beyond its current expiration date, depending upon the expected length of the clinical studies and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the U.S. Food, Drug, and Cosmetic Act can also delay the submission or the approval of certain applications of other companies seeking to reference another company’s NDA. Currently seven years of reference product exclusivity are available to pharmaceutical products designated as Orphan Drugs, during which the FDA may not approve generic products relying upon the reference product’s data. Pediatric exclusivity is another type of regulatory market exclusivity in the U.S. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of pediatric clinical studies in accordance with an FDA-issued “Written Request” for such a clinical study.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical product candidates for which the Company obtains regulatory approval. In the U.S. and markets in other countries, sales of any products for which the

Company receives regulatory approval for commercial sale will depend in part upon the availability of reimbursement from third-party payors. Third-party payors include government payors such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a pharmaceutical product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the pharmaceutical product. Third-party payors may limit coverage to specific pharmaceutical products on an approved list, or formulary, which might not include all of the FDA—approved pharmaceutical products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. The Company may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of its products, in addition to the costs required to obtain the FDA approvals. The Company’s pharmaceutical product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a pharmaceutical product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable the Company to maintain price levels sufficient to realize an appropriate return on the Company’s investment in product development. In addition, in the U.S. there is a growing emphasis on comparative effectiveness research, both by private payors and by government agencies. To the extent other drugs or therapies are found to be more effective than the Company’s products, payors may elect to cover such therapies in lieu of the Company’s products and/or reimburse the Company’s products at a lower rate.

In 2003, the U.S. government enacted legislation providing a partial prescription drug benefit for Medicare recipients, which became effective at the beginning of 2006. Government payment for some of the costs of prescription drugs may increase demand for any products for which the Company receives marketing approval. However, to obtain payments under this program, the Company would be required to sell products to Medicare recipients through prescription drug plans operating pursuant to this legislation. As part of their participation in the Medicare prescription drug program, these plans negotiate discounted prices for prescription drugs and will likely do so for the Company’s products. Federal, state and local governments in the U.S. continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation and regulations could limit payments for pharmaceuticals such as the drug candidates that the Company is developing.

Different pricing and reimbursement schemes exist in other countries. In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed upon. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical studies that compare the cost-effectiveness of a particular pharmaceutical product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any pharmaceutical product candidates for which the Company receives regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the U.S. has increased and the Company expects this will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which Celator receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

International Regulation

In addition to regulations in the U.S., there are a variety of foreign regulations governing clinical studies and commercial sales and distribution of the Company’s future product candidates. Whether or not FDA approval is obtained for a product, approval of a product must be obtained by the comparable regulatory authorities of foreign countries before clinical studies or marketing of the product can commence in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical studies, product licensing, pricing and reimbursement vary greatly from country to country. In addition, certain regulatory authorities in select countries may require the Company to repeat previously conducted preclinical and/or clinical studies under specific criteria for approval in their respective country which may delay and/or increase the cost of approval in certain markets targeted for approval by Celator.

Under European Union regulatory systems, marketing applications for pharmaceutical products to treat cancer must be submitted under a centralized procedure to the EMA. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The EMA also has designations for Orphan Drugs which, if applicable, can provide for faster review, lower fees and more access to advice during drug development. While the marketing authorization in the European Union is centralized, the system for clinical studies (application, review and requirements) is handled by each individual country. Approval to run a clinical study in one country does not guarantee approval in any other country.

The pharmaceutical industry in Canada is regulated by Health Canada. A New Drug Submission (“NDS”) is the equivalent of a U.S NDA and must be filed to obtain approval to market a pharmaceutical product in Canada. Marketing regulations and reimbursement are subject to national and provincial laws.

In Japan, applications for approval to manufacture and market new drugs must be approved by the Ministry of Health, Labor and Welfare. Nonclinical and clinical studies must meet the requirements of Japanese laws. Results from clinical studies conducted outside of Japan must be supplemented with at least a bridging clinical study conducted in Japan. Non-Japanese companies must appoint a Market Authorization Holder or create a Japanese subsidiary and have it certified as a Market Authorization Holder that applies for approval of the drug. Further marketing regulations including manufacturing licenses and reimbursement are subject to other national laws.

In addition to regulations in Europe, Canada, Japan and the U.S., there are a variety of foreign regulations governing clinical studies, commercial distribution and reimbursement of future product candidates which the Company may be subject to as it pursues regulatory approval and commercialization of CPX-351 or any future product candidates internationally.

Employees

As of May 15, 2013, Celator had 17 full-time employees, of whom seven hold Ph.D.’s or M.D.’s in their respective areas of expertise.

Legal Proceedings

From time to time, the Company may be involved in routine legal proceedings, as well as demands, claims and threatened litigation, which arise in the normal course of its business. The Company believes there is no litigation pending that could, individually or in the aggregate, have a material adverse effect on the Company’s results of operations or financial statements.

Properties

The Company’s corporate and executive office is located in Princeton, New Jersey. The Company also has an office in Vancouver, British Columbia. The Company does not own any real property.

On March 1, 2013, the Company entered into an office lease with Princeton South Investors, LLC, for the lease of 4,785 square feet office space located in Ewing, New Jersey. The Company expects to move its corporate and executive offices and occupy the space commencing in Summer 2013. The initial term of the agreement is five years, and the agreement may be earlier terminated or extended in accordance with the terms of the agreement. We believe our facilities are sufficient to meet our current needs and that suitable space will be available as and when needed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Highlights

Celator, headquartered in Princeton, New Jersey, is a biopharmaceutical company developing therapies to treat cancer. Celator is currently focused on a clinical stage product, CPX-351 for the treatment of AML. Celator also has operations in Vancouver, British Columbia, Canada which are managed in the wholly-owned subsidiary, Celator Pharmaceuticals Corp. (CPC). Celator has 17 full—time employees, of whom seven hold Ph.D.’s or M.D.’s in their respective areas of expertise.

CombiPlex®, Celator’s drug ratio technology, is a distinct nano-scale drug delivery technology platform based on liposomes and nanoparticles. Celator’s lead product, CPX-351 for the treatment of AML, has completed two randomized, controlled Phase 2 studies in over 250 patients with AML and has commenced a Phase 3 study in 300 patients with secondary AML in the fourth quarter of 2012. Celator’s pipeline includes CPX-1 for colorectal cancer and CPX-571 and CPX-8, both preclinical stage product candidates.

Overview

Celator was founded in 1999 by a team led by Dr. Lawrence Mayer (currently Celator’s President and Chief Scientific Officer) and Dr. Marcel Bally from the British Columbia Cancer Agency. Celator’s strategy evolved into developing drug combination products based on CombiPlex, Celator’s proprietary drug ratio technology platform.

Since the founding of Celator, $82.1 million has been invested in research and development through March 31, 2013, with funds being used for the Company’s proprietary technologies, including CombiPlex, creating a pipeline of drugs and managing the clinical studies. Celator’s commercial success depends upon its ability, and the ability of any of its future collaborators, to develop, manufacture, market, and sell the product candidates. Numerous U.S. and foreign issued patents and pending patent applications that are owned by third parties exist in the fields in which Celator is developing products. There is no guarantee that Celator will be able to market or sell any of its products.

Prior to 2011, CPX-351 was manufactured in smaller scale batches, frozen, and used in preclinical and clinical studies. In 2011, a contract manufacturer was selected to produce CPX-351 at commercial scale and in a lyophilized (freeze-dried) form. Lyophilizing the drug has enabled Celator to ship to clinical trial sites more economically and with less risk of drug spoilage.

Celator intends to use future net proceeds to fund its development activities, including clinical studies, manufacturing development (including capital expenditures), working capital and other general corporate purposes. As of May 15, 2013, Celator had approximately $35.8 million in cash and cash equivalents on hand.

Celator believes that, based on its current financial resources, the current cash on hand will allow the Company to reach the planned overall survival analysis of the Phase 3 study of CPX-351 expected in the first quarter of 2016. To the extent that the costs of the planned study exceed current estimates or the survival analysis does not occur within the currently anticipated timeframe, and Celator is unable to raise sufficient additional capital to cover such additional costs, Celator will need to reduce operating expenses, enter into a collaboration or other similar arrangement with respect to development and/or commercialization rights to CPX-351, out-license intellectual property rights to CPX-351, sell assets or effect a combination of the above. No assurance can be given that Celator will be able to effect any of such transactions on acceptable terms, if at all.

Celator has spent research and development funds on clinical studies, research collaborations and intellectual property costs. For the years 2010 through 2012, the bulk of the spending, over 87% of total research and development costs, has been on clinical studies. The three major studies are:

•	Study 204—Randomized Phase 2 Study of CPX-351 in Newly Diagnosed AML Patients Age 60-75

•	Study 205—Randomized Phase 2 Study of CPX-351 in AML in First Relapse, Patients Age 18-65

•	Study 301—Randomized Phase 3 Study in Patients with sAML

Study 204 was intended to be a direct test of whether delivery of a fixed, synergistic ratio of two drugs (i.e., CPX-351) provided increased clinical efficacy over conventional administration of the same agents (i.e., 7+3 regimen). In the overall population, patients treated with CPX-351 achieved relative improvements over the control arm. The first patient was enrolled in November 2008, and this study has been completed, and no further costs are expected to be incurred. In secondary AML patients, the leukemia clearance rate increased 41.3% relative to the 7+3 control arm (81.8% vs. 57.9%), the response rate increased by 82% (57.5% vs. 31.6%), the 60-day mortality was decreased approximately 5-fold (6.1% vs. 31.6%), the 1-year survival rate increased approximately 4-fold (42.4% vs. 10.5%) and the median overall survival time increased approximately 2-fold (12.1 months vs. 6.1 months).

Study 205 was a randomized Phase 2 clinical study designed to be a direct test of whether CPX-351 provides increased clinical efficacy over salvage therapies in first relapse AML patients age 18-65. In the overall population, patients treated with CPX-351 achieved relative improvements over the control arm. The first patient was enrolled in March 2009, and this study has been completed, and no further costs are expected to be incurred. For patients in the unfavorable risk category (68% of the overall population), CPX-351 outperformed the control arm of salvage treatment with a 59.7% relative increase in leukemia clearance (66.1% vs. 41.4%), a 42.4% relative increase in response rate (39.3% vs. 27.6%), a decrease in 60-day mortality (16.1% vs. 24.1%), a 57.1% relative increase in median OS (6.6 months vs. 4.2 months) and an approximately 3-fold higher 1-year survival rate (30.4% vs. 10.3%).

Study 301 has been undertaken to confirm the Study 204 clinical observations where CPX-351 provided the largest efficacy improvements in secondary AML patients and to provide the necessary data for product registration. Study 301 is in the early stages, with the first patient enrolled in December 2012. There will be significant costs associated with this study, including site enrollment, grants, patient monitoring, database maintenance, statistical monitoring, data analysis, salaries and insurance. The projected cost for this study is $35.0 million, and data for the primary efficacy endpoint are anticipated in 2016. The timeline and costs for this study have been based on Celator’s experience with Study 204; Celator has targeted sites in the U.S. and Canada. If this study is prolonged due to an insufficient number of study sites, a lack of patient enrollment or some other unforeseen circumstance, the costs will increase.

Total patient enrollment is expected to be completed by the fourth quarter of 2014, with initial data available by the second quarter of 2015. The final overall survival report is expected to be available by the first quarter of 2016, with the NDA anticipated to be filed in the third quarter of 2016.

In connection with Celator’s strategy to ensure sufficient funding to finance the Phase 3 study of CPX-351 and because the product manufacturing is now being performed at a third party location, in September 2011 Celator closed the laboratory portion of its facility in Princeton. All the scientific equipment in Princeton was sold and six employees were terminated. The Princeton facility retained the office space it had occupied prior to the lab being closed, and continues to lease the office space on a month-to-month basis in order to manage operations including the clinical trials.

During the period from October to December 2011, Celator also closed the laboratory portion of its facility in Vancouver and sold a portion of the scientific equipment at that site and nine employees were terminated. The Vancouver facility retained the office space it had occupied prior to the lab being closed, and leased this space on a month-to-month basis until March 1, 2012 when operations were moved to a smaller office. In March 2012, a portion of the Vancouver laboratory equipment was placed on consignment in California to be sold either through auction or on-line sales.

In December 2011, certain holders of Series A, B, C and D preferred stock purchased convertible promissory notes (the “Notes”) from Celator in the amount of $2.6 million. During 2012, a further $2.4 million of Notes were purchased by the same stockholders, of which $0.4 million (the “Preference Notes”) included an additional return payment of four times on the principal of the Preference Notes. The principal amount of the Notes and Preference Notes, the accrued interest on the Notes and the four time return payment provision were converted into 1,240,216 shares of common stock on August 28, 2012.

In June 2012, Celator entered into an agreement with LLS pursuant to which LLS is providing $5.0 million in funding from the LLS Therapy Acceleration Program (“TAP”) program for the Phase 3 study of CPX-351. The agreement provided for LLS to make an upfront payment of $2.0 million to Celator, which was received in July 2012, and further payments totaling an additional $3.0 million on the achievement of clinical milestones; however, the amount may be refundable by the Company in the event of a material breach by the Company under the agreement. The $2.0 million upfront payment was recorded as deferred revenue and is being recognized over the estimated performance period of the research and development services to be provided under the agreement. As of May 31, 2013, $1.5 million was deferred. In November 2012, a milestone payment of $500,000 was recognized for the first IRB approval and a further milestone payment of $500,000 was earned for the first patient enrolled, which occurred in December 2012. In consideration of LLS’s funding, and transfer to the Company of any rights LLS may have to any project inventions developed during the term of the agreement, the Company must pay LLS a multiple on the LLS funding. (LLS funding is the $5 million in support of the Phase 3 study in addition to the approximately $4.1 million the Company received in support of the Phase 2 study during 2010 and 2011.) Subject to exclusions under the agreement, the Company is obligated to pay LLS an amount equal to 50% of the cash payments the Company receives from outlicenses and transfers of rights to the product or other liquidity event, as defined in the agreement, until LLS has received an amount equal to 1.5 times the amount of funding the Company receives from LLS. The total amount payable by the Company to LLS will not exceed 3.55 times the amount of funding received from LLS, with the specific amount depending on when the payment(s) occur relative to the timing of the research program and product commercialization. The payments may take the form of cash payments or royalties (not to exceed 5% of net sales) but will not exceed the maximum amount referred to in the preceding sentence.

In June 2012, Celator entered into a Loan and Security Agreement with a bank (the “Bank Loan”). The terms of the Bank Loan allowed for Celator to draw up to $3.0 million until December 15, 2012. In June 2012, Celator borrowed an initial $1.0 million. In August 2012, the Company drew the remaining $2.0 million. The Bank Loan bears interest at a rate of 5.5%, and interest only is payable for the first six months until December 15, 2012 after which combined monthly payments of principal and interest are due for a 30-month period.

On August 28, 2012, Celator’s board of directors and stockholders approved an amendment to the second amended and restated certificate of incorporation. The amendment provided for an 18.7495-to-1 reverse stock split of the outstanding common stock and Series A, B, C and D convertible preferred stock, which became effective on August 28, 2012. Retroactively, every 18.7495 shares of common and preferred stock have been combined into one share of new common stock and the number of shares of common stock into which each outstanding option or warrant exercisable to purchase common stock has been proportionately decreased on an 18.7495-to-1 basis. The exercise price for each outstanding option or warrant to purchase common stock was proportionately increased on an 18.7495-to-1 basis.

Between August and November 2012, Celator closed three financings totaling gross proceeds of $6.8 million, exclusive of $5.0 million previously invested by current stockholders of Celator through the purchase of convertible promissory notes, and issued 1,202,276 shares of common stock. Celator offered shares of its common stock at a per share price of $5.625 pursuant to Section 4(2) of the Securities Act and Regulation D under the Securities Act solely to persons who qualified as “accredited investors,” as that term is defined in Rule 501(a) of Regulation D, and pursuant to Regulation S under the Securities Act solely to persons who reside outside the U.S.

On April 29, 2013, the Company entered into a securities purchase agreement and subscription agreements with certain accredited investors for the issuance and sale in a private placement of 10,430,034 shares of common stock, which the Company sold at a price of $3.116 per share for aggregate gross proceeds of $32.5 million. Warrants to purchase 0.28 shares of common stock at $3.58 per share were issued for each share of common stock purchased. An additional 1,923,599 shares of common stock and corresponding warrants were issued at the final closing to certain existing stockholders of the Company who participated in earlier closings of this financing. Estimated net proceeds totaling $29.6 million have been raised in this financing and will support the late-stage clinical development of the Company’s lead investigational product, CPX-351 (cytarabine:daunorubicin) Liposome Injection. The funding is expected to fully fund the Company’s currently enrolling Phase 3 clinical study as first-line therapy in 60-75 years of age patients with secondary AML.

The Company offered and sold these securities pursuant to Section 4(2) of the Securities Act and Regulation D under the Securities Act solely to persons who qualified as accredited investors, as that term is defined in Rule 501(a) of Regulation D, and pursuant to Regulation S under the Securities Act solely to persons who reside outside of the U.S.

Results of Operations

Three months ended March 31, 2013 compared to the three months ended March 31, 2012

Expenses

Research and Development: Research and development for three months ended March 31, 2013 have increased due to the CPX-351 Phase 3 clinical trial which began recruiting patients in the fourth quarter of 2012. Celator charges research and development costs to operations as incurred.

Celator’s research and development expenses were $1,651,000 for the three months ended March 31, 2013 compared to $920,000 for the three months ended March 31, 2012 reflecting an increase of $731,000. The increase was primarily attributable to $503,000 due to increased clinical trial and regulatory activities during the quarter and $174,000 for severance related to staff reductions.

Leukemia & Lymphoma Society Funding: The LLS funding for the three months ended March 2013 was $154,000 compared to $135,000 for the three months ended March 31, 2012. Amounts recognized during the quarter ended March 31, 2013, represent amortization of a $2,000,000 upfront payment received during 2012 which was deferred and is being recognized over the estimated performance period of the research and development services to be provided under the agreement.

General and Administrative: General and administrative expenses consist of salaries and related benefits, lease expense of the facilities, professional fees relating to legal, accounting, and tax services and other administrative costs.

General and administrative expenses were $1,349,000 for the three months ended March 31, 2013 compared to $778,000 for the three months ended March 31, 2012, reflecting an increase of $571,000. The increase was primarily attributable to $257,000 for severances related to finance staff reductions in Vancouver, British Columbia, Canada, $222,000 for increased professional services fees related to the Company becoming a public reporting entity, $127,000 for the new finance staff in Princeton, New Jersey, which were primarily related to legal fees for consulting on corporate and public company matters, and $55,000 for increased directors and officers liability insurance.

Loss on Disposal of Property and Equipment: The Company recorded a loss on disposal of property and equipment of $13,000 for each of the three month periods ended March 31, 2013 and 2012, respectively.

Amortization and Depreciation: Amortization and depreciation expense was $48,000 for the three months ended March 31, 2013 and $86,000 for the three months ended March 31, 2012. The decrease in expense was due to certain property and equipment consigned and classified as assets held for sale in February 2012 which were no longer depreciated in 2012.

Other Income and Expenses

Interest Expense: Interest expense was $48,000 and $367,000 for the three months ended March 31, 2013 and March 31, 2012 respectively. Interest expense for the three months ended March 31, 2013 relates to interest on a bank loan. The interest expense during the three months ended March 31, 2012 was non-cash related to the Company’s previously outstanding Convertible Notes. In February 2012 an investor purchased $77,000 in Convertible Notes and was entitled to a four time repayment of principal in the amount of $308,000 which was a non-cash financing cost for the three months ended March 31, 2012.

Year ended December 31, 2012 compared to the Year ended December 31, 2011

Expenses

Research and Development: Research and Development expenses for 2012 have decreased due to the one-time 2011 technical costs incurred for lyophilizing CPX-351, reduction in the number of employees, a reduction in clinical trial costs and the closures of laboratories in both Princeton and Vancouver. Celator charges research and development costs to operations as incurred.

Celator’s research and development expenses were $4.9 million for the year ended December 31, 2012 compared to $10.6 million for the year ended December 31, 2011 reflecting a decrease of $5.7 million. The decrease in expenses was principally attributable to the one-time 2011 technical transfer process costs to a new contract manufacturer, lyophilizing of CPX-351 and drug batch manufacturing costs of $3.1 million. Additional decreases in research and development expenses were attributable to the reversal of the 2011 bonus accrual and staff reductions which reduced 2012 salaries by $1.8 million. The balance of the cost reductions resulted from lower clinical trial costs and laboratory closures.

LLS Funding: Between January 15, 2009 and December 31, 2012, Celator has received $7.1 million in funding under definitive agreements with the LLS TAP program. The agreements provided for LLS to partially fund the Phase 2 study (Study 205) and Phase 3 study (Study 301) for AML patients in accordance with specific deliverables and milestones. In 2011, Celator received $263,000 from the TAP program. During 2012, Celator received $2.5 million under the agreement entered into with LLS in 2012, of which $2.0 million was received as an upfront payment and $500,000 was for one of the two milestones reached in 2012. The $2.0 million upfront payment has been recorded as deferred revenue and will be recognized over the estimated performance period of the research and development services to be provided under the agreement. The second $500,000 milestone reached in 2012 was recorded in other receivables at December 31, 2012.

Research Collaboration Income: Celator received $19,000 for the year ended December 31, 2012 and $150,000 for the year ended December 31, 2011, a decrease of $131,000. During 2012 and 2011 Celator has been dependent on one company, Cephalon Inc., for all research collaboration income. A two-part feasibility study was signed in May 2010 and completed in March 2011. The final milestone payment of $150,000 was received in April 2011. An additional batch was made in connection with a Stage 2a study in June 2012 and generated income of $19,000 in June 2012.

General and Administrative: General and administrative expenses consist largely of salaries and related benefits, other administrative costs, as well as the lease expense for the facilities. In addition, there are external costs for professional fees relating to legal, accounting and tax services.

General and administrative expenses were $4.1 million for the year ended December 31, 2012 compared to $3.9 million for the year ended December 31, 2011. The small increase in expense is principally attributable to an increase in professional fees, offset by staff reductions.

Loss on Disposal of Property and Equipment: In 2012, Celator recorded a loss on the sale of equipment of $83,000 compared to a $574,000 loss in 2011. The 2012 loss was the result of the sale of scientific equipment from the Vancouver laboratory that was placed on consignment in California to be sold either through auction or on-line sales. The 2011 loss resulted from the disposal of scientific equipment in both the Princeton and Vancouver laboratories when they were closed.

Amortization and Depreciation: Amortization and depreciation expenses were $412,000 for the year ended December 31, 2012 compared to $442,000 for the year ended December 31, 2011, a decrease of $30,000. The decrease in expense was due to the disposal of scientific equipment upon closure of both laboratories.

Other Income and Expenses

Interest and Miscellaneous Income: For the year ended December 31, 2012, Celator recorded $3,000 in interest and miscellaneous income which was a decrease of $75,000 compared to the year ended December 31, 2011 amount of $78,000. Interest and miscellaneous income includes interest income and sub-lease rental income. For the period from March 2009 through to December 2011, 15,000 square feet of the Vancouver laboratory and office space was sub-let to a biotechnology firm. Annual income from the sub-lease was $31,000. When the Vancouver lab facilities were closed the sub-lease agreement was terminated and there is no foreseeable future sub-lease income which has resulted in reduced miscellaneous income in 2012.

Interest Expense: Interest expense for the year ended December 31, 2012 was $4.3 million compared with $79,000 for the year ended December 31, 2011. The majority of interest expense during 2012 was non-cash related to the Company’s $5.0 million Notes. On January 31, 2006, Celator entered into a loan agreement with Oxford Finance Corporation. Interest was calculated at a rate of 11.05% and amounts loaned, in tranches, were amortized over a 48—month payment period. The total loan amount was $3.8 million. In June 2011, the last payment was made on loan.

In 2012, Celator entered into a loan agreement with a bank and the Notes with related parties. The Bank Loan was for $3.0 million and bears interest at a rate of 5.5%. Interest only is payable for six months until December 15, 2012, after which combined payments of principal and interest are due for a 30-month period. The Bank Loan interest was $70,000 for the year ended December 31, 2012.

In December 2011, certain related parties purchased the Notes from the Company in the amount of $2.6 million. During 2012, a further $2.4 million of additional Notes were purchased by the same stockholders, of which $0.4 million were Preference Notes, the terms of which included an additional return payment of four times on the principal of the Preference Notes, which resulted in $1.7 million of additional interest expense upon the conversion of the Preference Notes. The Notes were issued with an interest rate of 8% which resulted in $140,000 of interest for the year ended December 31, 2012.

In connection with the issuance of the Notes, the Company issued warrants to purchase common stock. The estimated fair value of the warrants of $1.1 million was recorded as a reduction in the carrying value of the Notes and recognized as $1.0 million and $69,000 of interest expense during 2012 and 2011, respectively. After considering the allocation of the $5.0 million proceeds between the fair value of the warrants and the Notes, the Notes contained a $1.4 million beneficial conversion option that was recorded as additional interest expense upon the conversion of the Notes as the effective conversion price per share was below the price per share paid by new investors that purchased common stock in the Company’s private placement.

Liquidity and Capital Resources

To date, the Company has funded its operations primarily through private placements of preferred stock and common stock, convertible debt and debt financings. As of March 31, 2013, the Company had received net proceeds of approximately $110.7 million from the sale of equity securities, approximately $7.5 million from the issuance of convertible promissory notes, and approximately $10.4 million from bank debt. As of March 31, 2013, the Company had cash and cash equivalents of approximately $8.1 million. In April 2013, the Company raised $29.6 million of net proceeds from a private placement.

The Company’s principal liquidity requirements are primarily to meet its working capital needs, support ongoing business activities, clinical trial costs and capital expenditures.

Cash Flows

Net cash used in operating activities was $1,264,000 and $937,000 for the three months ended March 31, 2013 and 2012 respectively. The three months ended March 31, 2013 amount reflected the Company’s net loss of $2,958,000, offset by $73,000 in net non-cash charges including non-cash interest expense of $8,000 related to the deferred financing costs amortization for bank loan, amortization and depreciation of $48,000 loss on disposal of property and equipment of $14,000 and stock-based compensation expense of $4,000. In addition, the Company generated $1,620,000 of operating cash as a result of changes in certain of its operating assets and liabilities during the three months ended March 31, 2013. The changes in operating assets and liabilities were decreases in other receivables of $1,884,000, prepaid expenses and deposits $48,000, and increases in accrued expenses of $747,000. Offsetting these changes were decreases in accounts payable of $102,000, deferred revenue of $154,000 and increases in restricted cash of $300,000, other current assets of $440,000 and other assets of $63,000.

Cash provided by investing activities was $30,000 for the three months ended March 31, 2013 for disposals of property and equipment. Cash used in financing activities was $300,000 for the three months ended March 31, 2013 for repayment of the bank loan.

Cash used in investing activities for the three months ended March 31, 2012 was $10,000, principally reflecting $15,000 of property and equipment expenditures, and $5,000 of proceeds from sale property and equipment. Cash provided by financing activities for the three months ended March 31, 2012 was $77,000. The cash inflow was from the proceeds on issuance of debt.

Net cash used in operating activities was $4,968,000 for the year ended December 31, 2012. This amount reflected the Company’s net loss of $10,909,000, offset by $4,691,000 in net non-cash charges including non-cash interest expense of $4,193,000 related to the Notes, amortization and depreciation of $412,000, loss on disposal of property and equipment of $83,000 and stock—based compensation expense of $3,000. In addition, the Company generated $1,249,000 of operating cash as a result of changes in certain of its operating assets and liabilities during the year ended December 31, 2012. The changes in operating assets and liabilities were increases in accounts payable of $198,000, accrued liabilities of $291,000 and deferred revenue of $1,692,000. Offsetting these changes were increases in other receivables of $783,000, prepaid expenses and deposits of $102,000 and other assets of $47,000.

Cash used in investing activities was $26,000 and reflects purchase of property and equipment of $36,000 and cash received on disposals of property and equipment of $62,000. Cash provided by financing activities was $11,349,000 which consisted of net proceeds from the issuance of common stock and options exercised of $5,926,000 and proceeds from the Notes and Bank Loan of $5,423,000.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements.

Contractual Arrangements

The following table summarizes our contractual obligations at March 31, 2013 that require the Company to make future cash payments.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt, including interest	$3,180,475	$1,318,438	$1,862,037	$—	$—
Operating lease obligations	872,535	114,397	418,250	303,701	36,187

Total contractual obligations	$3,294,873	$1,432,836	$2,280,287	$303,701	$36,187

Operating lease obligations

Celator has two operating leases related to premises the company occupies in Princeton, NJ and Vancouver, BC. The lease in Princeton, NJ for 6,067 square feet of office space at 303B College Road East, is on a month to month basis with 30 days’ notice at rent of $13,145 per month. In Vancouver, BC, the company sub-leases 1,800 square feet of office space at 1140 West Pender Street at $4,465 per month under a sub-lease that expires March 31, 2013.

In March 2013, the Company entered into an office lease with Princeton South Investors, LLC, for the lease of 4,785 square feet office space located in Ewing, New Jersey. The Company expects to occupy the space commencing in Summer 2013. The initial term of the agreement is five years, and the agreement may be earlier terminated or extended in accordance with the terms of the agreement.

Critical Accounting Policies

The preparation of the Company’s consolidated financial statements requires management to make estimates that may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the fiscal year-end and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates and judgments, including the accounting for convertible notes and warrants, recognition of research and development funding and milestones and proper cut-off of third party research and development services. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following are critical accounting policies and estimates. These policies and estimates were considered “critical” because:

•	The estimates requires management to make assumptions about matters that are highly uncertain at the time the estimate is made, and/or

•

Different assumptions that management could have used in the current period could have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations

Accounting for convertible notes and warrants

In 2011 and 2012, certain of the Company’s existing investors purchased Convertible Promissory Notes pursuant to a Note and Warrant Purchase Agreement. The Notes and accrued interest converted into 1.2 million shares of common stock.

The Company issued warrants to purchase shares in connection with the 2011 and 2012 Note purchases. The estimated fair value of the warrants was recorded as an original issue discount that was netted against the carrying value of the Notes and was amortized to interest expense using the effective interest method.

In August 2012, immediately prior to the closing of the Company’s private placement of common stock the Notes and accrued interest were converted into shares of common stock using the conversion price equal to the common stock offering price in the private placement. After considering the allocation of the gross proceeds between the fair value of the warrants and the Notes, the Notes contained a contingent beneficial conversion option as the effective conversion price of the Notes was below the price paid by new investors in the private placement. The total value of the contingent beneficial conversion option was recorded as additional interest expense with a corresponding increase to additional paid in capital.

Recognition of research and development milestones

In June 2012, the Company entered into an agreement with LLS pursuant to which LLS is providing funding for CPX-351 Phase 3 study. The funding consists of an initial upfront payment on inception of the agreement and subsequent milestone payments contingent on the achievement of certain clinical milestones.

The initial upfront payment received with regards to the agreement was not substantive and has been recorded as deferred revenue and is being recognized on a straight line basis over the estimated performance period of the research and development services to be provided under the agreement.

The Company also received milestone payments from LLS for achieving certain clinical milestones. These milestones payments are considered substantive and based upon ASC 605-28-25-2 Milestone Method-Recognition the amounts are recognized upon achieving the clinical event.

Recent accounting standards

In March 2013, the Financial Accounting Standards Board (“FASB”) issued an amendment to the accounting guidance on foreign currency matters in order to clarify the guidance for the release of cumulative translation adjustment. The guidance is effective for interim and annual periods beginning on or after December 15, 2013. The Company does not expect the adoption of this guidance will have a material impact on its consolidated financial statements.

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have chosen to “opt out” of this provision and, as a result, we have and will continue to comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Quantitative and Qualitative Disclosures about Market Risk

The Company had outstanding total debt at March 31, 2013 of $2.7 million. The debt bears interest at a variable annual rate equal to the greater of: 1.5% above the Prime Rate then in effect; or (ii) 5.5%, and interest only was payable for the first six months until December 15, 2012 after which combined monthly payments of principal and interest are due for a 30-month period.

The Company had cash and cash equivalents of $8.1 million as of March 31, 2013, consisting of cash and money market funds. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investment strategy is primarily in short-term securities. Our available for sale securities are subject to interest rate risk and will fall in value if market interest rates increase. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, we would not expect an immediate 100 basis point change in interest rates to have a material effect on the fair market value of our portfolio.

We contract with third party research and development organizations and contract manufacturers globally. We may be subject to fluctuations in foreign currency rates in connection with any such agreements. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. As of March 31, 2013, all of our liabilities were denominated in our functional currency.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On January 30, 2013, the Company dismissed Deloitte LLP (“Deloitte”), formerly known as Deloitte & Touche LLP, as the Company’s independent registered chartered accountants, which dismissal was approved by the Audit Committee of the Company’s Board of Directors on January 30, 2013. During the two years ended December 31, 2011 and 2010, Deloitte’s audit report on the Company’s balance sheets as of December 2011 and 2010 and the results of the Company’s operations and cash flows for each of the two years in the period ended December 31, 2011 and for the period from November 18, 1999 (date of incorporation) to December 31, 2011 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except Deloitte’s audit report on the Company’s balance sheets as of December 2011 and 2010 and the results of the Company’s operations and cash flows for each of the two years in the period ended December 31, 2011 and for the period from November 18, 1999 (date of incorporation) to December 31, 2011 included an explanatory paragraph relating to the ability of the Company to continue as a going concern.

During the fiscal years ended December 31, 2011 and December 31, 2010 and the subsequent interim period through January 29, 2013: (i) there were no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements; and (ii) there were no reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K.

On January 30, 2013, the Audit Committee of the Company’s Board of Directors approved the engagement of KPMG LLP (“KPMG”) as its independent registered public accounting firm for the Company’s fiscal year ended December 31, 2012.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth information regarding the Company’s executive officers, directors, key employees and consultants as of the date of this S-1:

Name	Age	Title
Scott T. Jackson	48	Chief Executive Officer, Director
Lawrence Mayer, Ph.D.	57	President, Chief Scientific Officer
Fred M. Powell	52	Vice President, Chief Financial Officer
Joseph A. Mollica, Ph.D.	72	Chairman, Director
Kenneth Galbraith	50	Director
Richard S. Kollender	43	Director
Scott Morenstein	37	Director
Nicole Vitullo	56	Director
Alex Zisson	43	Director

Biographical Information

Executive Officers

Scott T. Jackson, R.Ph., M.B.A., Chief Executive Officer

Mr. Jackson was appointed to his current position in April 2008. He joined Celator in 2007 as Head of Commercial Development. Mr. Jackson has more than 20 years of experience in the pharmaceutical and biotechnology industry and has held positions of increasing responsibility in sales, marketing, and commercial development at Eli Lilly & Co., SmithKline Beecham, ImClone Systems Inc., Centocor (Johnson & Johnson), Eximias Pharmaceuticals and YM BioSciences. He has been an integral part in the development and commercialization of numerous products, including the following oncology products that are currently available to patients: Hycamtin®, Kytril®, Bexxar® and Erbitux®. Mr. Jackson serves on the Board of Trustees of the Eastern Pennsylvania Chapter of LLS. Mr. Jackson holds a B.S. in Pharmacy from the Philadelphia College of Pharmacy and Science (now known as the University of the Sciences in Philadelphia) and an M.B.A. from the University of Notre Dame.

Lawrence Mayer, Ph.D., President and Chief Scientific Officer

Dr. Mayer co-founded the Company in 1999. He has played a lead role in the discovery and development of numerous drugs through Phase 2 clinical studies, several of which achieved market approval. He held senior management positions at The Canadian Liposome Company and QLT Inc. before joining the BC Cancer Agency, where he established and directed the Investigational Drug Program. Celator was formed as a spin-out of the research conducted in Dr. Mayer’s laboratory at the BC Cancer Agency. Dr. Mayer has authored more than 200 scientific publications and has more than 35 patents awarded or pending. Dr. Mayer received his B.S. in both Chemistry and Biology, summa cum laude, from Wartburg College and his Ph.D. in Biochemistry from the University of Minnesota.

Fred M. Powell, CPA

Mr. Powell joined the Company as Vice President and Chief Financial Officer in December 2012. Prior to joining the Company, Mr. Powell was Chief Financial Officer of OraPharma Inc., from March 2011 until November 2012. OraPharma was a privately-held specialty pharmaceutical company that developed and commercialized products for oral health. OraPharma was acquired by Valeant Pharmaceuticals in June 2012. From January 2005 until March 2010, Mr. Powell was the Chief Financial Officer of BMP Sunstone Corporation, a publicly-traded specialty pharmaceutical company, which was acquired by Sanofi-Aventis in February 2010. From May 2002 until December 2004, Mr. Powell served as the Chief Financial Officer of Eximias Pharmaceutical Corporation, a privately-held biopharmaceutical company. From April 1999 to May 2002, Mr. Powell served as the Senior Vice President, Finance and Administration, of InnaPhase Corporation, a technology solutions provider for life sciences companies that was acquired by Thermo-Electron Corporation in 2004. From March 1993 to April 1999, Mr. Powell held various positions at Premier Research Worldwide, a publicly-traded company specializing in providing clinical and diagnostic services to the pharmaceutical and biotech industries, including Director of Finance and Administration, from 1993 to 1996, and Chief Financial Officer, from 1996 to 1999. Mr. Powell is a Certified Public Accountant and holds a BS in Accounting from Pennsylvania State University.

Directors

Joseph A. Mollica, Ph.D.

Dr. Mollica has served as a director of Celator and Chairman of the Board of Directors of Celator since 2007. From 2004-2008 Dr. Mollica served as Chairman of the Board of Pharmacopeia Drug Discovery, Inc. a biopharmaceutical company focused on drug discovery and development. From 1994-2004, Dr. Mollica served as the Chairman of the Board of Directors, President and Chief Executive Officer of Accelrys, Inc., the former parent of Pharmacopeia Drug Discovery. From 1987-1993 Dr. Mollica served as Vice President, Medical Products of DuPont company and then as President and CEO of DuPont Merck Pharmaceutical Company from 1991-1993. At CIBA-Geigy where he was employed from 1966-1986 he served in a variety of positions of increasing responsibility, rising to Senior Vice President of CIBA-Geigy’s Pharmaceutical Division. Currently, Dr. Mollica is on the Board of Neurocrine Biosciences (NASDAQ: NBIX) and in the past 20 years has served on more than a dozen public as well as private companies and not for profit boards. He received his B.S. from The University of Rhode Island and M.S. and Ph.D. from the University of Wisconsin and a Sc.D. h.c. from the University of Rhode Island.

Kenneth Galbraith

Mr. Galbraith has been a director of Celator since 2008. Mr. Galbraith joined Ventures West in 2007 and leads the firm’s biotech practice. Mr. Galbraith has over 20 years of experience acting as an executive, director, investor and advisor to companies in the biotechnology, medical device, pharmaceutical and healthcare sectors. In 2006, Mr. Galbraith served as the Chairman and Interim CEO of AnorMED, a biopharmaceutical company focused on new therapeutic products in hematology, HIV and oncology, until its sale to Genzyme Corporation in a cash transaction worth almost US $600 million. Previously, Mr. Galbraith spent 13 years in senior management with QLT Inc., a global biopharmaceutical company specializing in developing treatments for eye diseases and oncology, retiring in 2000 from his position as Executive VP and CFO. Mr. Galbraith was a founding Director of the BC Biotechnology Alliance and served as Chairman of the Canadian Bacterial Diseases Network, one of Canada’s federally-funded Networks for Centers of Excellence (“NCE”). He was also a director of the Michael Smith Foundation for Health Research and the Fraser Health Authority. He currently serves as the Past Chair of the Vancouver Aquarium Marine Science Centre (one of the world’s leading aquariums) and is a Director of Genome BC. He has served on the board of directors of several public and private biotechnology companies located in Canada and the U.S., including Angiotech Pharmaceuticals (OTC: ANPIQ.PK) and Cardiome Pharma (NASDAQ:CRME). He is currently on the board of Tekmira Pharmaceuticals (NASDAQ: TKMR). For Ventures West, he currently serves as a Director of Alder Biopharmaceuticals, Aquinox Pharmaceuticals, Celator, MacroGenics, NeurAxon and Presidio Pharmaceuticals. Mr. Galbraith is a Chartered Accountant. Mr. Galbraith has a Bachelor of Commerce (Honors) from the University of British Columbia.

Scott T. Jackson, R. Ph., M.B.A.,

Mr. Jackson’s biographical information is included under “Executive Officers” above.

Richard S. Kollender, M.B.A.

Mr. Kollender had been a Board Observer of Celator since 2005 and became a director of the Company in August 2012. Mr. Kollender joined Quaker Partners in 2003 and was promoted to Partner in 2005. Previously, he held positions in sales, marketing and worldwide business development at GlaxoSmithKline. He also served as investment manager at S.R. One where he evaluated potential investment opportunities, performed due diligence, structured and negotiated investments and worked with management teams to execute their strategies following investment. Mr. Kollender began his career as a Certified Public Accountant with KPMG Peat Marwick with an emphasis on the healthcare and emerging businesses sectors. Current Board responsibilities include Insmed (NASDAQ: INSM), NuPathe (NASDAQ: PATH), Precision Therapeutics, Rapid Micro Biosystems and Corridor Pharmaceuticals. Prior Board participation included; Medmark (acquired by Walgreen Co.), TargetRx (acquired by ImpactRx); and Transport Pharmaceuticals. In addition, Mr. Kollender is a Public Policy Committee Member for Pennsylvania Bio. Mr. Kollender is a Certified Public Accountant, a member of both the American and Pennsylvania Institutes of Certified Public Accountants, and an Adjunct faculty member at Lehigh University. Mr. Kollender has a B.A. from Franklin and Marshall College and an M.B.A. and Health Administration and Policy degrees (with Honors) from the University of Chicago.

Scott Morenstein

On April 29, 2013, our board of directors appointed Scott Morenstein as a director of the company. Mr. Morenstein joined Caxton Advantage Venture Partners, the predecessor to Valence Life Sciences, in 2007, and was promoted to managing director in 2012. Mr. Morenstein has over 13 years of experience in the life sciences industry. He was previously a director of the board of Gemin X Pharmaceuticals until its acquisition by Cephalon (now Teva Pharmaceutical). While at Caxton Advantage, Mr. Morenstein was also responsible for the fund’s investments in Sunesis Pharmaceuticals and ArQule. Prior to joining Caxton Advantage, Mr. Morenstein was an investment banker and founding member of Seaview Securities, a boutique investment bank focused on life sciences mergers and acquisitions and private placements. Previously, Mr. Morenstein was also a healthcare investment banker and equity research analyst covering the biotechnology sector at Lehman Brothers. Mr. Morenstein received a BA from the University of Pennsylvania with a degree in the Biological Basis of Behavior with a Concentration in the Physiology of Neural Systems and an MBA from Harvard Business School.

Nicole Vitullo, M.B.A.

Ms. Vitullo has been a director of Celator since 2005. She joined Domain in 1999 and became a Partner in 2004. Present board memberships include, Achillion Pharmaceuticals (NASDAQ: ACHN), Celator, Durata Therapeutics (NASDAQ: DRTX), Esperion Therapeutics, Marinus Pharmaceuticals and VentiRx Pharmaceuticals. Past board memberships include Calixa Therapeutics, Cerexa, Eunoe and Onyx Pharmaceuticals (NASDAQ: ONXX). In addition to investment responsibilities, she is involved in the distribution/liquidation strategies for the public companies in Domain’s Venture Capital portfolios. From 2000 to 2011, Ms. Vitullo was responsible for Domain Public Equity Partners L.P., a fund focused on private investments in public companies. From 1992—1999, Ms. Vitullo was Senior Vice President at Rothschild Asset Management, Inc. where she had responsibility for the U.S. public market investments of International Biotechnology Trust plc. and Biotechnology Investments Limited. From 1991-1992, Ms. Vitullo served as the Director of Corporate Communications and Investor Relations at Cephalon, Inc., then a publicly traded biotechnology company. Prior to Cephalon, Ms. Vitullo spent 12 years at Eastman Kodak, most recently in Corporate Development, where she was involved in the development and management of Kodak’s venture capital activities. Ms. Vitullo received a B.A. and an M.B.A. from the University of Rochester.

Alex Zisson

Mr. Zisson has been a Director of Celator since 2010. He joined Thomas, McNerney & Partners in 2002 and is currently a board member of Celator, Clarus Therapeutics, Inc., Tranzyme Pharma, Inc. (NASDAQ: TZYM) and InnoPharma, Inc. Before joining Thomas, McNerney & Partners, he spent 11 years in the research department at Hambrecht & Quist (and its successor firms Chase H&Q and JPMorgan H&Q). During his tenure at H&Q, Mr. Zisson led research teams covering the biotechnology, specialty pharmaceutical, large-cap pharmaceutical, drug delivery and diagnostic industries. After the merger of Chase H&Q and JPMorgan, he became the firm’s Health Care Strategist. Mr. Zisson received a B.S. (magna cum laude) from Brown University.

Board Composition and Director Independence

The Company’s business and affairs are organized under the direction of its board of directors, which currently consists of six members. The Company considers each director, other than Mr. Jackson, to be an independent director using the standards under the rules of the NASDAQ Stock Market. The primary responsibilities of the board of directors are to provide oversight, strategic guidance, counseling and direction to the Company’s management.

Each director is elected for a term of one year and shall hold office until a successor is elected and qualified or until the director resigns or is removed. Any director may be removed, with or without cause, by the holders of a majority of shares then entitled to vote at a meeting for the election of directors. Vacancies occurring on the board of directors will be filled by the vote of a majority of the remaining directors.

The board of directors may, by resolution passed by a majority of the whole board of directors, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board of directors of Celator currently has three committees:

Governance and Nominating Committee: Nicole Vitullo – Chair; Joseph A. Mollica ; and Scott D. Morenstein.

Audit Committee: Richard S. Kollender – Chair; Kenneth Galbraith; and Alex Zisson. Each member of the Audit Committee is considered an “audit committee financial expert” as defined by rules of the Commission.

Compensation Committee: Kenneth Galbraith – Chair; Richard S. Kollender; Scott D. Morenstein; and Alex Zisson

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the compensation the Company paid during 2011 and 2012 for services rendered in all capacities to the Company’s Chief Executive Officer, the President and Chief Scientific Officer, the Vice President and Chief Financial Officer (the Company’s chief financial officer and chief accounting officer) and the Company’s former Head of Finance (the “named executive officers”).

Executive Officer Name and Principal Position	Year	Salary	Bonus (2)	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Scott T. Jackson,	2012	$310,000	—	—	—	—	—	$310,000
Chief Executive Officer	2011	310,000	—	—	—	—	—	$310,000
Lawrence Mayer, Ph.D.,	2012	304,480	—	—	—	—	—	$304,480
President and Chief Scientific Officer	2011	307,601	—	—	—	—	—	$307,601
Fred M. Powell (1)	2012	11,154	—	—	—	—	—	$11,154
Chief Financial Officer
David Wood,	2012	244,740	—	—	—	—	—	$244,740
Head of Finance	2011	247,253	—	—	—	—	—	$247,253

(1)	Mr. Powell was hired as the Company’s Vice President and Chief Financial Officer in December 2012.
(2)	To date, the Company’s board of directors has made no determination as to bonuses, if any, with respect to the year ended December 31, 2012.

Outstanding Equity Awards at Fiscal Year-End 2012

The following table summarizes the outstanding equity awards the named executive officers held at December 31, 2012:

Name	Number of Securities Underlying Unexercised	Number of Securities Underlying Unexercised	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised	Option	Option
	Options (#)	Options (#)	Unearned	Exercise	Expiration
	Exercisable	Unexercisable	Options(#)	Price($)	Date
Scott T. Jackson	38,135	—	—	$3.37	12/4/2017
	215,473	—	—	2.44	3/5/2019
Lawrence Mayer	2,401	—	—	2.81	12/12/2013
	8,001	—	—	2.81	12/30/2014
	62,829	—	—	2.25	5/24/2015
	48,002	—	—	2.25	3/22/2016
	28,217	—	—	3.37	7/10/2017
David Wood	4,001	—	—	2.81	4/21/2013
	1,334	—	—	2.81	12/12/2013
	7,201	—	—	2.81	12/30/2014
	19,734	—	—	2.25	5/24/2015
	16,001	—	—	2.25	3/22/2016
	9,269	—	—	3.37	7/10/2017

The table above reflects the reverse stock split effected by the Company on August 28, 2012. None of the named executive officers exercised stock options during 2012.

The following section discusses the current executive compensation with respect to Celator’s executive officers.

Chief Executive Officer

Celator entered into an employment letter agreement with Scott T. Jackson on October 1, 2007. The agreement letter was amended July 9, 2008 coincident with Mr. Jackson assuming the position of Chief Executive Officer of Celator. Mr. Jackson’s employment agreement will continue until terminated by him or by the Company. Mr. Jackson will serve as Chief Executive Officer of the Company.

Base Salary, Bonus, Benefits: Mr. Jackson will receive an annual base salary of $310,000. In addition, Mr. Jackson will be eligible to earn an annual cash performance bonus, based upon achievement of annual performance goals and objectives set by the board of directors each year, with a target bonus of 30% of his base salary and a special bonus of up to 15% of base salary, based on the achievement of clear and specific “stretch” performance goals, which shall be separate and distinct from the annual goals. In addition, Mr. Jackson is entitled to participate in any employee benefit plans that the Company may from time to time have in effect for its employees. The Company will reimburse Mr. Jackson for reasonable business expenses incurred in the discharge of duties in accordance with the general practices and policies of the Company and subject to the Company’s annual expense budget.

Stock Options: Pursuant to the terms of the employment agreement, Mr. Jackson was granted the option to purchase any part or all of a total of 38,135 shares of common stock at $3.37 per share under the Celator Amended and Restated 2005 Equity Incentive Plan (“2005 Equity Plan”), all of which have vested. Pursuant to the July 9, 2008 amendment to the agreement letter, Mr. Jackson was granted the option to purchase any part or all of a total of an additional 215,473 shares of common stock under the 2005 Equity Plan at an exercise price of $2.44 per share.

Termination: Mr. Jackson may resign from the Company at any time, with 30 business days’ notice. The Company may terminate Mr. Jackson’s employment at any time, without cause as defined in the agreement, by giving Mr. Jackson ten business days written notice of termination. However, the Company may pay Mr. Jackson his base salary for the period of notice in lieu of providing such notice.

Pursuant to his employment agreement, if Mr. Jackson’s employment is terminated by the Company without cause, the Company will pay Mr. Jackson (A) as a lump sum on the last day of employment, the portion of base salary that has been earned through the last day and is then payable, but has not yet been paid and (B) an additional six months of pay, at the current monthly salary rate as severance, subject to all applicable tax deductions and withholdings; provided, however, that this severance shall not be paid or owed unless a legally binding general release is signed and delivered to the Company of all claims against the Company, its officers, directors, representatives, employees, stockholders and any other persons or entities that may be claimed to be liable as a result of or arising from the employment relationship or otherwise.

Termination for Cause: If Mr. Jackson’s employment is terminated for cause, as defined in the agreement, or by voluntary resignation, Mr. Jackson will receive only the portion of his base salary that has been earned and is then payable, but has not yet been paid. Such sum, if any, shall be paid in a lump sum on the last day of employment.

The treatment of any vested or unvested stock options is subject to rules as described in the 2005 Equity Plan.

Restrictive Covenants: During his employment and for one year following the termination of his employment for any reason, Mr. Jackson is prohibited from engaging in any business that develops fixed ratio combination chemotherapies within the geographic area in which the Company does business, which is deemed to be worldwide, and he is subject to a non-disparagement clause. He is also subject to certain covenants related to confidential information, trade secrets, return of property and invention assignment.

President and Chief Scientific Officer

Celator entered into an employment and key person agreement letter with Lawrence D. Mayer on December 19, 2002. Dr. Mayer’s employment agreement will continue until terminated by him or by the Company.

Base Salary, Bonus, Benefits: Dr. Mayer will receive an annual base salary of $304,480. In addition, Dr. Mayer will be eligible to earn an annual cash performance bonus, based upon achievement of annual performance goals and objectives set by the board each year, with a target bonus of 20% of his base salary. In addition, Dr. Mayer is entitled to participate in any employee benefit plans that the Company may from time to time have in effect for its employees. The Company will reimburse Dr. Mayer for reasonable business expenses incurred in the discharge of duties in accordance with the general practices and policies of the Company and subject to the Company’s annual expense budget.

Stock Options: During the period of his employment, Dr. Mayer was granted the option to purchase any part or all of a total of: 110,831 shares at an exercise price of $2.25 per share, 36,119 shares at an exercise price of $2.81 per share and 28,217 shares at an exercise price of $3.37 per share.

Termination: Dr. Mayer may resign from the Company at any time, with three months’ notice. The Company may terminate Dr. Mayer’s employment at any time, without cause as defined in the agreement, by giving Dr. Mayer notice and pay equal to twelve months base salary and benefits in monthly installments and any accrued and unpaid bonuses.

Termination for Cause: If Dr. Mayer’s s employment is terminated for cause Dr. Mayer will receive only his portion of the base salary that has been earned and is then payable, but has not yet been paid.

The treatment of any vested or unvested stock options is subject to rules as described in the 2005 Equity Plan.

Restrictive Covenant: During his employment and for one year following the termination of his employment for any reason, Dr. Mayer is prohibited from engaging in any business that competes with the Company, and is also subject to certain covenants related to confidential information, trade secrets, return of property, and invention assignment.

Vice President and Chief Financial Officer

Celator has entered into an employment letter with Fred M. Powell dated December 17, 2012. Mr. Powell’s employment letter will continue until terminated by him or by the Company. He is employed as the Company’s Vice President and Chief Financial Officer.

Base Salary, Bonus, Benefits: Mr. Powell will receive an annual base salary of $290,000, which may be increased at the discretion of the Company’s board of directors at the time of the Company’s annual salary review. Mr. Powell will have the opportunity to earn an annual bonus for each fiscal year of the Company after 2012 that ends during the employment period, with a target bonus of 35% of his base salary subject to the decision of the Company’s board of directors, the Company’s performance and the achievement of individual performance goals.

Stock Options: Mr. Powell is eligible to participate in the 2005 Equity Plan and receive stock options upon determination by the Company’s board of directors.

Termination: Mr. Powell may resign from the Company at any time, with 20 business days’ notice. The Company may terminate Mr. Powell’s employment at any time, without cause as defined in the agreement, by giving Mr. Powell ten business days written notice of termination. However, the Company may pay Mr. Powell his base salary for the period of notice in lieu of providing such notice. Pursuant to his employment agreement, if Mr. Powell’s employment is terminated by the Company without cause, the Company will pay Mr. Powell (A) as a lump sum on the last day of employment, the portion of base salary that has been earned through the last day and is then payable, but has not yet been paid and (B) an additional four and one-half months of pay, at the then current monthly salary rate as severance, subject to all applicable tax deductions and withholdings; provided, however, that this severance shall not be paid or owed unless a legally binding general release is signed and delivered to the Company of all claims against the Company, its officers, directors, representatives, employees, stockholders and any other persons or entities that may be claimed to be liable as a result of or arising from the employment relationship or otherwise.

If Mr. Powell’s employment is terminated for cause, as defined in the agreement, or by voluntary resignation, Mr. Powell will receive only the portion of his base salary that has been earned and is then payable, but has not yet been paid. Such sum, if any, shall be paid in a lump sum on the last day of employment.

The treatment of any vested or unvested stock options upon termination is subject to rules as described in the 2005 Equity Plan.

Restrictive Covenants: During his employment and for one year following the termination of his employment for any reason,

Mr. Powell is prohibited from engaging in any business that develops fixed ratio combination cancer therapies or nanoparticle therapies within the geographic area in which the Company does business, which is deemed to be worldwide, and he is subject to a non-disparagement clause. He is also subject to certain covenants related to confidential information, trade secrets, return of property and invention assignment.

Head of Finance and Corporate Development

Celator entered into an employment agreement with David Wood on April 21, 2003. Mr. Wood was employed as the Company’s Head of Finance and Corporate Development.

Base Salary, Bonus, Benefits: Mr. Wood received an annual base salary of $244,740. In addition, Mr. Wood was eligible to earn an annual cash performance bonus, based upon achievement of annual performance goals and objectives set by the board of directors each year, with a target bonus of 20% of his base salary. In addition, Mr. Wood was entitled to participate in any employee benefit plans that the Company may from time to time have in effect for its employees. The Company will reimburse Mr. Wood for reasonable business expenses incurred in the discharge of duties in accordance with the general practices and policies of the Company and subject to the Company’s annual expense budget.

Stock Options: During the period of his employment, Mr. Wood was granted the option to purchase any part or all of 12,536 shares at an exercise price of $2.81 per share, 35,735 shares at an exercise price of $2.25 and 9,269 shares at an exercise price of $3.37 per share.

Restrictive Covenants: During his employment and for one year following the termination of his employment for any reason, Mr. Wood is prohibited from conducting or being engaged in, or advising investors in, or giving financial assistance to, any business, enterprise or undertaking that is involved in a business that is competitive with or similar to the Company or any product or service of the Company. He is also subject to certain covenants related to confidential information, trade secrets, return of property, and invention assignment.

Termination: In December 2012, the Company notified Mr. Wood that his employment will terminate effective March 31, 2013. The Company will pay Mr. Wood all salary and vacation pay owing through the termination date and a severance payment equal to nine months’ base salary as of the termination date, totaling approximately $184,000, payable in equal bi-weekly installments over a nine-month period commencing the day after the termination date. If any bonus is awarded to Mr. Wood for 2012, it will be paid in the normal course of business at the time 2012 bonuses are paid to other employees of the Company. In consideration for the severance payment, Mr. Wood has agreed to release the Company and its affiliates from all claims and demands arising out of his employment and cessation of his employment with the Company. Mr. Wood has also confirmed his continuing confidentiality obligations.

Description of Our 2013 Equity Incentive Plan (“2013 Incentive Plan”)

The essential features of our 2013 Equity Plan are outlined below.

Purpose

Our board of directors adopted our 2013 Equity Plan on April 12, 2013, subject to stockholder approval of our 2013 Equity Plan, which was effective as of May 22, 2013. The objective of our 2013 Equity Plan is to provide an incentive to designated employees, certain consultants and advisors (as defined and interpreted for purposes of Form S-8 under the Securities Act of 1933) who perform services for us and non-employee directors to contribute to our growth by continuing to align the interests of participants with the interests of our stockholders.

Grants

Our 2013 Equity Plan will permit the granting of incentive stock options, nonqualified stock options, stock awards, stock units, stock appreciation rights (“SARs”) and other equity-based awards (collectively, “grants”). Although all employees and all of the employees of our subsidiaries are eligible to receive grants under our 2013 Equity Plan, the grant to any particular employee is subject to the discretion of our board of directors and its compensation committee.

The maximum number of shares of our common stock that we may issue under our Plan may not exceed 2,460,546 shares, all of which may be granted as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code. The number of shares of our common stock that will be subject to grants made under our 2013 Equity Plan will be increased annually on January 1 of each year commencing January 1, 2014, until the expiration of our 2013 Equity Plan by a number equal to the lesser of (i) 2,000,000 shares of our common stock, (ii) 4% of the shares of our capital stock outstanding on such date, calculated on a common-equivalent basis, or (iii) an amount determined by our board of directors. If a grant expires or terminates for any reason before it is fully vested or exercised, or if any grant is forfeited, we may again make the number of shares subject to that grant that the participant has not purchased or that has not vested subject to another grant under our Plan.

We will make appropriate adjustments to outstanding grants and to the number or kind of shares subject to our 2013 Equity Plan in the event of a stock split, reverse stock split, stock dividend, share combination or reclassification and certain other types of corporate transactions, including a merger or a sale of all or substantially all of our assets. The maximum number of shares of our common stock that may be subject to grants made under our Plan to any individual in any calendar year may not exceed 1,500,000 shares.

Administration

Our board of directors or a board committee comprised of members of our board of directors who are “outside directors” under Section 162(m) of the Code, “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act and “independent directors” as defined under the rules of the NASDAQ Stock Market will administer our 2013 Equity Plan. Our board of directors has delegated administration of the 2013 Equity Plan to the compensation committee of our board of directors. Our compensation committee, will:

•	determine the individuals to whom grants will be made and the type, amount of shares and terms of each grant;

•

determine the exercise price for the purchase of shares of our common stock subject to options which exercise price may not be less than 100% of the fair market value, as defined below, of our common stock;

•	determine whether the options are incentive stock options or nonqualified options;

•	interpret the provisions of our 2013 Equity Plan and decide all questions of fact arising in the application of our 2013 Equity Plan; and

•	make all other determinations necessary or advisable for the administration of our 2013 Equity Plan

The term “fair market value” under our 2013 Equity Plan means, if our common stock is publicly traded on a national securities exchange, (i) the last report sale price of our common stock on the relevant date or if there were no trades on that date, the latest preceding date upon which a sale was reported or (ii) if our common stock is not principally traded on a national securities exchange, the mean between the last reported “bid” and “asked” prices of our common stock on the relevant date, as reported on the national securities exchange or, if not so reported, as reported by the over-the-counter quotation system on which our common stock is then quoted or as reported in a customary financial reporting services, as applicable and as our compensation committee determines. If our common stock is not publicly traded or, if publicly traded, is not subject to reported transactions or “bid” or “asked” quotations, the fair market value per share will be as determined by our board of directors.

Grant Instruments

All grants will be subject to the terms and conditions set forth in our 2013 Equity Plan and to such other terms and conditions consistent with our 2013 Equity Plan as our compensation committee deems appropriate and as are specified in writing by our compensation committee to the individual in a grant instrument or an amendment to the grant instrument. All grants will be made conditional upon the acknowledgement of the grantee in writing or by acceptance of the grant, that all decisions and determinations of our compensation committee will be final and binding on the grantee, his or her beneficiaries and any other person having or claiming an interest under such grant. Grants need not be uniform as among the grantees.

Terms and Conditions of Grants

The grant instrument will state the number of shares subject to the grant and the other terms and conditions of the grant, consistent with the requirements of our 2013 Equity Plan. The purchase price per share subject to an option (or the exercise price per share in the case of a SAR) must equal at least the fair market value of a share of the Company’s common stock on the date of grant. The purchase price of any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of our capital stock or any of our parent or subsidiary corporations, referred to as a 10% Stockholder, must be at least 110% of the fair market value of a share of our common stock on the date of grant. The term of any award under our 2013 Equity Plan may not be for more than ten years or five years in the case of an incentive stock option awarded to any 10% Stockholder. To the extent that the aggregate fair market value of shares of our common stock subject to options designated as incentive stock options that become exercisable for the first time by a participant during any calendar year exceeds $100,000, such excess options will be treated as nonqualified stock options.

Generally, an option’s purchase price may be paid in cash, by check, or in cash equivalent, by tender of shares of the Company’s common stock owned by the optionee having a fair market value not less than the exercise price, or by any lawful method approved by our compensation committee or by any combination of these. Our compensation committee may nevertheless restrict the forms of payment permitted in connection with any option grant.

Our compensation committee will specify when options granted will become exercisable and vested. Shares subject to options generally vest and become exercisable in installments, subject to the optionee’s continued employment or service or achievement of specified milestones.

Stock awards consist of a specified number of shares of common stock subject to such terms, conditions and transfer restrictions based on performance standards, periods of service, retention by the participant of a specified number of shares of common stock or other criteria. Awards of stock units give participants a right to receive shares of common stock in the future subject to such terms, conditions and restrictions as established by the grant. Stock units will be settled for common stock, cash or a combination of both as soon as practicable after our compensation committee determines that the terms and conditions of the stock unit has been satisfied (or at a later date if the distribution has been deferred).

Other stock-based awards such as stock purchase rights (with or without loans to participants by the Company), awards of common stock or awards valued in whole or in part by reference to common stock or dividends on common stock may be granted either alone or in addition to other awards under our 2013 Equity Plan. If specified in the grant instrument, the recipient of a stock-based award may be entitled to receive, currently or on a deferred basis, interest, dividends or dividend equivalents with respect to the common stock or other securities covered by the award.

Transferability

Only the grantee may exercise rights under a grant during the grantee’s lifetime. A grantee may not transfer those rights except (i) by will or by the laws of descent and distribution or (ii) with respect to grants other than incentive stock options, if permitted in any specific case by our compensation committee, pursuant to a domestic relations order or otherwise as permitted by our compensation committee. Our compensation committee may provide in a grant instrument that a grantee may transfer a nonqualified stock option to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with applicable securities laws, according to such terms as our compensation committee may determine.

Change in Control

Unless otherwise provided in the applicable award agreement, effective upon a change in control, as defined in our 2013 Equity Plan, all options and SARs outstanding on the date of such change in control will become immediately and fully exercisable. Unless otherwise provided in the applicable award agreement, effective upon a change in control, all restrictions applicable to stock awards and stock units and other equity awards will become fully vested and will be payable on terms our compensation committee determines. In the event of a change of control, our compensation committee may take any of the following actions with respect to any or all outstanding grants: our compensation committee may (i) determine that all outstanding options and SARs that are not exercised will be assumed by, or replaced with comparable options by the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding grants that remain in effect after the change of control shall be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation), (ii) require that grantees surrender their outstanding options and SARs in exchange for one or more payments, in cash or stock as determined by our compensation committee, in an amount, if any, equal to the amount by which the then fair market value of the shares of our common stock subject to the grantee’s unexercised options and SARs exceeds the exercise price or base amount of the options and SARs, on such terms as our compensation committee determines, or (iii) after giving grantees an opportunity to exercise their outstanding Options and SARs, terminate any or all unexercised Options and SARs at such time as our compensation committee deems appropriate. Such assumption, surrender or termination will take place as of the date of the change of control or such other date as our compensation committee may specify.

Other Agreements

Our compensation committee may require that a grantee execute a stockholders agreement and/or voting agreement, in each case, with terms our compensation committee deems appropriate, with respect to any common stock issued or transferred pursuant to our 2013 Equity Plan. A grantee will also be subject to lock-up periods and market standoff periods as we or any representative of underwriters in connection with any underwritten offering of our securities under the Securities Act of 1933 determines and will be required to enter into a separate written agreement to such effect and substance as requested by us or such representative.

Amendment and Termination

Our 2013 Equity Plan will remain in effect until the tenth anniversary of its effective date, unless it is terminated earlier by our board of directors. Our board of directors may amend, suspend or terminate our 2013 Equity Plan or any portion thereof at any time provided that

•

to the extent required by section 162(m) of the Code, no grant that is intended to comply with section 162(m) after the date of such amendment becomes exercisable, realizable or vested, as applicable to such grant, unless and until our stockholders approve such amendment in the manner required by section 162(m); and

•

if shares of our common stock are listed on a national securities exchange, no amendment that would require stockholder approval under the rules of the exchange may be made effective unless and until our stockholders approve such amendment.

If at any time the approval of our stockholders is required as to any other modification or amendment under section 422 of the Code or any successor provision with respect to incentive stock options, our board of directors may not effect such modification or amendment without such approval.

In all other respects, our board of directors may amend, modify, suspend or terminate our 2013 Equity Plan, except that our board of directors may not make any modification, amendment or termination to our 2013 Equity Plan, without the consent of a grantee, if such modification, amendment or termination would adversely affect the rights of the grantee under an outstanding grant.

Description of Our 2013 Employee Stock Purchase Plan (“2013 Purchase Plan”)

The essential features of our 2013 Purchase Plan are outlined below.

Purpose

On April 12, 2013, our board of directors adopted our 2013 Purchase Plan, subject to stockholder approval of our 2013 Purchase Plan, which was effective as of May 22, 2013. The rights to purchase our common stock under our 2013 Purchase Plan are intended to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code.

Share Reserve

Subject to the provisions of our 2013 Purchase Plan relating to capitalization adjustments, the shares of common stock that may be sold pursuant to purchase rights may not exceed in the aggregate 252,246 shares of common stock, plus the number of shares of common stock that automatically added on January 1 of each year, commencing on January 1, 2014 and ending on (and including) January 1, 2023, in an amount equal to the lesser of (i) 1% of the total number of shares of capital stock outstanding on December 31, of the preceding calendar year, and (ii) 1,000,000 shares of common stock. Our board of directors, however, may act prior to the first day of any calendar year to provide that there will be no January 1 increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of common stock than would otherwise occur under this provision. If any purchase right granted under our 2013 Purchase Plan will for any reason terminate without having been exercised, the shares of common stock not purchased under such purchase right will again become available for issuance under our 2013 Purchase Plan.

Administration

Our board of directors will administer our 2013 Purchase Plan and may delegate its authority to administer our 2013 Purchase Plan to a committee or committees. Our board of directors or such committee is referred to in this Information Statement as the “plan administrator.” Subject to the terms of our 2013 Purchase Plan, the plan administrator determines how and when purchase rights will be granted and the provisions of each offering, designates which of our parents or subsidiaries, i.e., related companies, will be eligible to participate in our 2013 Purchase Plan, construe and interpret the provisions of our 2013 Purchase Plan and purchase rights and suspend, terminate or amend our 2013 Purchase Plan as provided in our 2013 Purchase Plan. Our 2013 Purchase Plan will be implemented through a series of offerings, consisting of one or more purchase periods of such duration as determined by the plan administrator to eligible employees, provided that in no event may an offering period exceed six months. Each offering will be in such form and will contain such terms and conditions as the plan administrator deems appropriate, and will comply with the requirement under the Code that all employees granted purchase rights will have the same rights and privileges. The provisions of separate offerings need not be identical. When an eligible employee elects to join an offering, he or she will be granted a purchase right to acquire shares of common stock on each purchase date within the offering. On the purchase date, all payroll deductions collected from the participant are automatically applied to the purchase of common stock, subject to certain limitations.

Payroll Deductions

Generally, all regular employees, including executive officers, employed by us or by any related company designated by the board of directors are eligible to participate in the plan and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined by the plan administrator in each offering) for the purchase of common stock under the 2013 Purchase Plan. Amounts deducted and accumulated for a participant are used to purchase shares of our common stock on the purchase dates established by the plan administrator. All payroll deductions made for a participant are credited to his or her account under our 2013 Purchase Plan and deposited with our general funds. If specifically provided in the offering, in addition to making contributions by payroll deductions, a participant may make contributions through the payment by cash or check prior to the purchase date. Our 2013 Purchase Plan permits common stock to be purchased at a price per share no less than the lesser of (i) 85% of the fair market value of a share of our common stock on the offering date, or (ii) 85% of the fair market value of a share of our common stock on the applicable purchase date.

Purchase of Stock

An eligible employee must sign and return an enrollment form in order to participate in our 2013 Purchase Plan. In connection with offerings made under our 2013 Purchase Plan, the plan administrator may specify a maximum number of shares of common stock a participant may purchase and the maximum aggregate number of shares of common stock that may be purchased by all participants in such offering. In addition, in connection with each offering that contains more than one purchase date, the plan administrator may specify a maximum aggregate number of shares of common stock that may be purchased by all participants on any purchase date under the offering. If the aggregate number of shares to be purchased upon exercise of outstanding purchase rights in the offering would exceed the maximum aggregate number of shares of common stock available, the plan administrator will make a pro rata allocation of available shares in a uniform and equitable manner. Unless the employee’s participation is discontinued, his or her right to purchase shares is exercised automatically at the next purchase date at the applicable price.

Withdrawal

During an offering, a participant may cease making contributions and withdraw from the offering by delivering a withdrawal form and terminating his or her payroll deductions in such form as we may require. Such withdrawal may occur at any time prior to the end of an offering except as otherwise provided by the plan administrator. We may impose a deadline before a purchase date for withdrawing. Upon such withdrawal, we will distribute accumulated but unused payroll deductions without interest to the employee, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not generally affect such employee’s eligibility to participate in subsequent offerings under our 2013 Purchase Plan, but the employee will be required to deliver a new enrollment form to participate in subsequent offerings.

Reset Feature

The plan administrator has the authority to provide that if the fair market value of the shares of our common stock on the first trading day of a new purchase period within a particular offering is less than the fair market value of the shares of common stock on the start date of that offering, then the offering will terminate immediately as of that first trading day and participants in the terminated offering will be automatically enrolled in the new offering beginning on the first trading day of such new purchase period.

Limitations

Purchase rights may be granted only to eligible employees of us or a related company. An employee will not be eligible to be granted purchase rights unless, on the offering date, the employee has been in the employ of us or a related company for such continuous period preceding the offering date as the plan administrator may require, but in no event will required period of continuous employment be equal to or greater than two years. The plan administrator may limit participation in our 2013 Purchase Plan to those persons who are customarily employed more than 20 hours per week and five months per calendar year by us or a related company on the offering date or such other criteria as the plan administrator may determine consistent with the Code. In addition, the plan administrator may provide in any offering that certain of our employees who are “highly compensated” as defined in the Code are not eligible to participate in our 2013 Purchase Plan. The plan administrator may also provide that each person who, during the course of an offering, first becomes an eligible employee will, on a date or dates specified in the offering, receive a purchase right under that offering at a price equal to the market price of our common stock at that time, which purchase right will be deemed to be a part of that offering, and such purchase right will generally have the same characteristics as any purchase rights originally granted under that offering. No employee is eligible to participate in our 2013 Purchase Plan if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of our stock or of any related company (including any stock which such employee may purchase under all outstanding purchase rights and stock options). In addition, no employee may purchase more than $25,000 worth of our common stock (valued at the time each purchase right is granted) for each calendar year during which those purchase rights are outstanding.

Termination of Employment

Purchase rights granted pursuant to any offering under our 2013 Purchase Plan terminate upon cessation of employment for any reason or for no reason, and we will refund all accumulated payroll deductions to the terminated employee without interest.

Restrictions on Transfer

A participant may not transfer rights granted under our 2013 Purchase Plan other than by will, the laws of descent and distribution, or by a beneficiary designation as provided in our 2013 Purchase Plan. During a participant’s lifetime, purchase rights will be exercisable only by such participant.

Changes to Capital Structure

In the event that there is any change to the outstanding common stock (whether by reason of merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction (as that term is defined in our 2013 Purchase Plan) not involving the receipt of consideration by us), appropriate adjustments will be made to (a) the class and maximum number of securities subject to our 2013 Purchase Plan, (b) the class and maximum number of securities by which the share reserve is to increase automatically each year, (c) the class and number of securities, and the purchase price applicable to outstanding offerings and purchase rights, and (d) the class and number of securities that are the subject of the purchase limits under each ongoing offering.

Corporate Transactions

In the event of certain significant corporate transactions, any surviving or acquiring corporation may assume, continue or substitute similar purchase rights for those outstanding under our 2013 Purchase Plan. If the surviving or acquiring corporation does not assume or continue such rights or substitute similar rights, then the participants’ accumulated payroll deductions will be used to purchase shares of common stock within ten business days prior to the corporate transaction under any ongoing offerings, and such purchase rights will terminate immediately thereafter.

Termination and Amendment

The plan administrator may amend, suspend or terminate our 2013 Purchase Plan at any time. Any amendment of our 2013 Purchase Plan must be approved by our stockholders to the extent shareholder approval is necessary for our 2013 Purchase Plan to satisfy Sections 423 of the Code or other applicable laws and regulations, including any amendment that either (i) materially increases the number of shares of common stock available for issuance under our 2013 Purchase Plan, (ii) materially expands the class of individuals eligible to become participants, (iii) materially increases the benefits accruing to participants or materially reduces the price at which shares of common stock may be purchased under our 2013 Purchase Plan (iv) materially extends the term of our 2013 Purchase Plan or (v) expands the types of awards available for issuance under our 2013 Purchase Plan, but in each case only to the extent stockholder approval is required by applicable law or listing requirements. Purchase rights granted before amendment, suspension or termination of our 2013 Purchase Plan generally may not be altered or impaired by any amendment, suspension or termination of the 2013 Purchase Plan without the consent of the person to whom such purchase rights were granted. No purchase rights may be granted under our 2013 Purchase Plan while the 2013 Purchase Plan is suspended or after it is terminated.

Director Compensation

The Company’s board of directors has determined not to pay any meeting fees in 2012. The Company’s chairman of the board is paid a retainer of $4,167 per month ($50,000 per year). The following table sets forth a summary of the compensation the Company paid to its non-officer directors during 2012:

Name	Fees Earned Or paid In cash	Total
Joseph A. Mollica, PH.D.	$50,000	$50,000
Kenneth Galbraith	$—	$—
Richard S. Kollender	$—	$—
Nicole Vitullo	$—	$—
Alex Zisson	$—	$—

Recent Developments in Executive Officer and Director Compensation

The compensation of the following executive officers has been modified as described below.

Lawrence Mayer, Ph.D., President and Chief Scientific Officer

Base Salary, Bonus and Benefits: Dr. Mayer’s annual base salary was increased to $313,500 (CDN$), effective June 3, 2013. In addition, Dr. Mayer will be eligible to earn an annual cash performance bonus, based upon achievement of annual performance goals and objectives set by the board each year, with a target bonus of 30% of his base salary.

Stock options: Dr. Mayer was granted options to purchase 200,000 at an exercise price of $3.116 per share, effective June 3, 2013.

Fred M. Powell, Vice President and Chief Financial Officer

Stock options: Mr. Powell was granted options to purchase 253,000 shares at an exercise price of $3.116 per share, effective June 3, 2013.

Termination: Mr. Powell may resign from the Company at any time, with 20 business days’ notice. The Company may terminate Mr. Powell’s employment at any time, without cause as defined in the agreement, by giving Mr. Powell ten business days written notice of termination. However, the Company may pay Mr. Powell his base salary for the period of notice in lieu of providing such notice. Pursuant to his employment agreement, if Mr. Powell’s employment is terminated by the Company without cause, the Company will pay Mr. Powell (A) as a lump sum on the last day of employment, the portion of base salary that has been earned through the last day and is then payable, but has not yet been paid and (B) an additional nine months of pay, at the then current monthly salary rate as severance.

The compensation committee is currently working on a new employment agreement for Scott T. Jackson, the Company’s Chief Executive Officer, based on the recommendations of a compensation consultant retained by the compensation committee, which will be submitted to the Company’s board of directors for consideration.

Director Compensation

The compensation of directors has been modified as described below.

Cash compensation: Retroactive to April 29, 2013, each non-employee director other than the Chairman will receive compensation in the amount of $30,000 per year for service on our board of directors. Also retroactive to April 29, 2013, the Chairman will receive compensation in the amount of $60,000 per year for services as Chairman. The audit committee chair will receive compensation in the amount of $15,000 per year and each other member of the audit committee will receive compensation in the amount of $7,500 per year. The compensation committee chair will receive compensation in the amount of $10,000 per year and each other member of the compensation committee will receive compensation in the amount of $5,000 per year. The governance and nominating committee chair will receive compensation in the amount of $7,500 per year and each other member governance and nominating committee will receive compensation in the amount of $3,750 per year.

Equity compensation: Each non-employee director was granted options to purchase 28,000 shares at an exercise price of $3.116, effective June 3, 2013.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

During the fiscal years ended December 31, 2012 and 2011, holders of more than 10% of the Company’s outstanding securities were parties to the following transactions with the Company:

In June 2011, the Company sold shares of its Series D convertible preferred stock to these investors in the following dollar amounts, which shares were converted into the Company’s common stock on August 28, 2012: Domain Partners group, $602,525, 115,595 shares of common stock; Quaker Bioventures group, $482,075, 92,467 shares of common stock; TL Ventures group, $446,600, 85,681 shares of common stock; Ventures West 7 group, $528,000, 101,298 shares of common stock; Working Opportunity Fund group, $409,200, 78,506 shares of common stock; BDC Capital, $281,600, 54,025 shares of common stock; and Thomas, McNerney & Partners group, $2,250,000, 431,666 shares of common stock.

In December 2011, February 1, 2012 and August 28, 2012, these holders purchased convertible promissory notes from the Company, which converted into common stock on August 28, 2012, as follows: Domain Partners group, $954,580, 169,703 shares of common stock; Quaker Bioventures group, $739,450, 131,456 shares of common stock; TL Ventures group, $273,920, 48,695 shares of common stock; Ventures West 7 group, $865,936, 153,943 shares of common stock; Working Opportunity Fund group, $615,090, 109,348 shares of common stock; BDC Capital, $431,850, 76,773 shares of common stock; and Thomas, McNerney & Partners group, $1,119,174, 198,963 shares of common stock.

In connection with the note issuances, these holders received warrants to purchase common stock for the number of shares exercisable at the per share exercise price, as follows: Domain Partners group, 45,785 warrants to purchase shares of common stock at an exercise price of $5.2123 per share; Quaker Bioventures group, 35,467 warrants to purchase shares of common stock at an exercise price of $5.2123 per share; TL Ventures group, 13,139 warrants to purchase shares of common stock at an exercise price of $5.2123 per share; Ventures West 7 group, 41,534 warrants to purchase shares of common stock at an exercise price of $5.2123 per share; Working Opportunity Fund group 29,503 warrants to purchase shares of common stock at an exercise price of $5.2123 per share; BDC Capital, 20,713 warrants to purchase shares of common stock at an exercise price of $5.2123 per share; and Thomas, McNerney & Partners group, 53,680 warrants to purchase shares of common stock at an exercise price of $5.2123 per share. Each of these warrants have a term of seven years from their respective issuance dates in December 2011, February 2012 and August 2012.

For more information regarding the issuance of the notes and warrants, please refer to Note 6 of the notes to consolidated financial statements.

The Company believes that all of its directors, other than Mr.  Jackson, are independent using the standards for independence established by the NASDAQ Stock Market.

USE OF PROCEEDS

We are filing the registration statement of which this prospectus is a part to permit holders of the shares of our common stock described in the section entitled “Selling Stockholders” to resell such shares. We will not receive any proceeds from the resale of any shares offered by this prospectus by the selling stockholders.

DIVIDEND POLICY

We have never paid cash dividends on any of our capital stock and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. We do not intend to pay cash dividends to holders of our common stock in the foreseeable future.

DETERMINATION OF OFFERING PRICE

The selling stockholders may only sell their shares of our common stock pursuant to this prospectus at a fixed price of $3.116 per share until such time as our common stock is quoted on the OTCBB or another public trading market for our common stock otherwise develops. At and after such time, the selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices. The fixed price of $3.116 at which the selling stockholders may sell their shares pursuant to this prospectus was determined based upon the purchase price per share of our common stock in our most recent private placement financing, which was completed on April 29, 2013. We have included a fixed price at which selling stockholders may sell their shares pursuant to this prospectus prior to the time there is a public market for our stock in order to comply with the rules of the Commission requires that, if there is no market for the shares being registered, the registration statement must include a price of which the shares may be sold. All shares being offered pursuant to this prospectus will be sold by existing stockholders without our involvement.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is not currently, and there has never been, any market for any of our securities. Our securities are not listed for trading on any national securities exchange nor are bid or asked quotations reported in any over-the-counter quotation service. In connection with this offering, we have arranged for a broker-dealer to apply to have our common stock quoted on the OTCBB and the OTC Markets—OTCQB tier, or another over-the-counter system. However, we cannot assure you that our securities will ever be listed or quoted.

Holders

As of May 15, 2013, there were 26,026,793 shares of common stock outstanding, which were held by approximately 400 record holders.

As of the date of this prospectus, we have no present commitments to issue shares of our capital stock to any 5% holder, director or nominee, other than pursuant to the exercise of outstanding options or warrants as more fully set forth elsewhere in this prospectus.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer &Trust Company, with offices at 6201 15th Avenue, Brooklyn, New York 11219.

Equity Incentive Plans

Effective May 22, 2013, our 2013 Equity Incentive Plan and our 2013 Employee Stock Purchase Plan became effective. We have not granted any awards under those plans as of May 15, 2013. We intend to register the shares we are authorized to issue under those plans under the Securities Act.

Lock-Up Agreement

In connection with the private placement that we completed on April 29, 2013, we entered into lock-up agreements with certain of our existing stockholders. Subject to the conditions and exceptions under the lock-up agreements, these stockholders agreed that they would not sell or otherwise dispose of their shares for up to 360 days following the effective date of this registration statement of which this prospectus forms a part, as follows:

•	The lock-up restriction as to 3,522,460 shares, including 212,609 shares issuable upon exercise of warrants, expires on the 90th day after the effective date;

•	The lock-up restriction as to 3,522,460 including 212,609 shares issuable upon exercise of warrants, shares expires on the 180th day after the effective date;

•	The lock-up restriction as to 3,522,460, including 212,609 shares issuable upon exercise of warrants, shares expires on the 270th day after the effective date; and

•	The lock-up restriction as to 3,522,461 shares, including 212,608 shares issuable upon exercise of warrants, expires on the 360th day after the effective date.

Stock Not Registered Under the Securities Act; Rule 144 Eligibility

As of May 15, 2013, we had outstanding 26,026,793 shares of common stock. Prior to the effectiveness of the registration statement of which this prospectus is a part, all of these shares are restricted securities under Rule 144 as they have not been registered under the Securities Act. Pursuant to the registration statement of which this prospectus forms a part, we are registering the sale of 16,978,735 shares of our common stock, including 4,378,438 shares purchasable upon exercise of outstanding warrants. The remaining 13,426,496 shares will remain restricted securities subject to the resale restrictions under Rule 144.

Rule 144

Shares of our common stock that are restricted securities will be eligible for resale in compliance with Rule 144 or Rule 701 of the Securities Act, subject to the requirements described below. “Restricted securities,” as defined under Rule 144, were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration, such as Rule 144 or Rule 701. Below is a summary of the requirements for sales of our common stock pursuant to Rule 144.

A person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, will generally be entitled to sell within any three-month period a number of shares that does not exceed one percent of the number of shares of our common stock then outstanding, or if our common stock is listed on a national securities exchange, the greater of (a) one percent of the number of shares of our common stock then outstanding and (b) the average reported weekly trading volume during the four weeks preceding the filing a notice of sale on Form 144. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Persons who may be deemed to be our affiliates generally include individuals or entities that control, or are controlled by, or are under common control with, us and may include our directors and officers, as well as our significant stockholders.

For a person who has not been deemed to have been one of our affiliates at any time during the 90 days preceding a sale, sales of our shares of common stock held longer than six months, but less than one year, will be subject only to the current public information requirement and can be sold under Rule 144, without restriction. A person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, is entitled to sell his or her shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of May 15, 2013 we had outstanding 26,026,793 shares of common stock. Of these shares, 12,600,297 may be immediately sold pursuant to this registration statement.

All of the remaining 13,426,496 shares are restricted as a result of securities laws or lock-up agreements. These 13,426,496 shares will become free from restriction and eligible for sale under Rule 144 as follows:

•	187,090 shares currently may be sold without restriction under Rule 144;

•

3,309,851 shares will become eligible for sale without restriction commencing on the expiration of the lock-up period on the 90th day after the effective date of this registration statement of which this prospectus is a part;

•

3,309,851 shares will become eligible for sale without restriction commencing on the expiration of the lock-up period on the 180th day after the effective date of this registration statement of which this prospectus is a part;

•

3,309,851 shares will become eligible for sale without restriction commencing on the expiration of the lock-up period on the 270th day after the effective date of this registration statement of which this prospectus is a part;

•

3,309,853 shares will become eligible for sale without restriction commencing on the expiration of the lock-up period on the 360th day after the effective date of this registration statement of which this prospectus is a part;

We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

Rule 701 under the Securities Act permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement and the volume and public information requirements. Any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. None of our currently outstanding shares are currently eligible for sale pursuant to Rule 701.

Registration Rights

We have agreed to file a registration statement of which this prospectus forms a part for resale of shares of our common stock and shares of our common stock purchasable upon exercise of warrants issued in the private placement that was completed on April 29, 2013. See “Description of Capital Stock – Registration Rights” for additional information regarding these registration rights. After registration pursuant to these rights, these shares may be sold pursuant to the applicable registration statement, while effective, and, once so sold, will become freely tradable without restriction under the Securities Act.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information regarding our equity compensation plans as of May 22, 2013. There are no equity compensation plans that have not been approved by our security holders.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	806,788	2.52	2,712,792

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists the beneficial ownership of our common stock as of May 15, 2013, by each of our executive officers and directors, all executive officers and directors as a group and each person known to us to beneficially own more than 5% of the outstanding shares of our common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the Commission and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of May 15, 2013 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, we believe the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the person named below.

Certain of the persons named below are also selling stockholders. See “Selling Stockholders” for information regarding the shares held by these selling stockholders that are being registered for resale pursuant to this registration statement.

Name of director, executive officer, group or 5% beneficial owner (1)	Shares of Common Stock Beneficially Owned (2)	Percentage of Common Stock Beneficially Owned (2)
Scott T. Jackson	253,608	*
Lawrence Mayer, Ph.D.	168,609	*
Fred M Powell	—	*
Joseph A. Mollica, Ph.D.	26,667	*
Kenneth Galbraith	—	*
Richard S. Kollender	—	*
Scott Morenstein	—	*
Nicole Vitullo	—	*
Alex Zisson	—	*
All executive officers and directors as a group (9 persons)	448,884	1.6%
5% Beneficial owners:
Valence Advantage Life Sciences Fund II, L.P.
Valence Advantage Life Sciences Side Fund II, L.P. and
CDK Associates, L.L.C. (3)
500 Park Avenue, 9th Floor
New York, NY 10022	5,134,785	18.9%
Thomas, McNerney & Partners II, L.P. and
TMP Nominee II, LLC and
TMP Associates II, L.P. (4)
One Landmark Square, Suite 1920
Stamford, CT 06901	2,718,448	10.4%
Domain Partners VI, L.P. and
DP VI Associates, L.P.
Domain Associates, L.L.C. (5)
One Palmer Square, Suite 515
Princeton, NJ 08542	2,563,887	9.8%
Ventures West 7 Limited Partnership and
Ventures West 7 US Limited Partnership (6)
999 West Hastings Street, Suite 400
Vancouver, BC
Canada V6C 2W2	2,293,657	8.8%
Quaker BioVentures L.P.
Garden State Life Sciences Venture Fund, L.P. (7)
Cira Center
2929 Arch Street
Philadelphia, PA 19104	2,003,472	7.7%
TL Ventures V Liquidating Trust
TL Ventures V Interfund Liquidating Trust (8)
Building 700
435 Devon Park Drive
Wayne, PA 19087	1,646,269	6.3%
Working Opportunity Fund (9)
2600-1055 West Georgia Street
Vancouver, BC
Canada V6E 3R5	1,643,891	6.3%

*	Less than 1%.

(1)	With respect to directors, individual percentages do not include ownership by the fund with which the director is affiliated.
(2)	Ownership percentage includes the following shares the person has the right to acquire upon exercise of warrants, options or other convertible securities that the person has the right to exercise within 60 days: Mr. Mollica, 26,667; Mr. Jackson, 253,608 shares; and Mr. Mayer, 149,450 shares. None of the shares beneficially owned by directors or executive officers of the Company are pledged as security for a loan.
(3)	The persons who may be deemed to share voting and investment control are Valence Advantage Life Sciences Fund II, LP (“VALSF”), Valence Advantage Life Sciences Side Fund II, LP (“VALSSF” and, collectively with VALSF, the “VLS Funds”), Valence Life Sciences GP II, LLC (“VLSGP” and, collectively with the VLS Funds, the “VLS Group”), CDK Associates, LLC (“CDK “), Caxton Corporation (“Caxton”) and Bruce Kovner (“Kovner” and, collectively with CDK and Caxton, the “CDK Group”). VLSGP is the general partner of each of the VLS Funds. Caxton is the manager of CDK, and Kovner is the sole stockholder of Caxton. Scott Morenstein is a director of the Company and a member of VLSGP. The VLS Group, together with Scott Morenstein disclaim beneficial ownership over the Company’s common stock held by the CDK Group and further represent that they have no voting or dispositive powers over such shares. The CDK Group disclaims beneficial ownership over the Company’s common stock held by the VLS Group and further represent that they have no voting or dispositive powers over such shares.
(4)	Alex Zisson, as a manager of the general partner, has sole voting and dispositive power over these shares.
(5)	With regard to the shares beneficially owned by Domain Partners VI, L.P. and DP VI Associates, L.P., the managing members of One Palmer Square Associates VI, L.L.C., the general partner of Domain Partners VI, L.P. and DP VI Associates, L.P., share voting and investment power with respect to these shares. With regard to the shares beneficially owned by Domain Associates, L.L.C., the managing members of Domain Associates, L.L.C. share voting and investment power with respect to these shares. Nicole Vitullo, a director of the Company, is a managing member of Domain Associates, L.L.C. and a managing member of One Palmer Square Associates VI, L.L.C. She disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.
(6)	The persons who share voting and investment power are Howard Riback and Kenneth Galbraith, officers of Ventures West 7 Management Ltd. (the general partner of Ventures West 7 Limited Partnership) and Ventures West 7 Management (International) Inc. (the manager of Ventures West 7 U.S. Limited Partnership).
(7)	Includes (i) 1,287,274 shares of common stock, and (ii) 58,126 shares of common stock issuable upon the exercise of a warrant, over which Quaker BioVentures, L.P. shares voting and investment control with Quaker BioVentures Capital, L.P. (its general partner) and Quaker BioVentures Capital, LLC (its general partner’s general partner). Also includes (i) 590,427 shares of common stock, and (ii) 67,645 shares of common stock issuable upon the exercise of a warrant, over which Garden State Life Sciences Venture Fund, L.P. shares voting and investment control with Quaker BioVentures Capital, L.P. (its general partner) and Quaker BioVentures Capital, LLC (its general partner’s general partner). Richard Kollender, Ira Lubert, Adele Oliva and P. Sherrill Neff are members of the investment committee of Quaker Partners that controls the voting and disposition of these shares.
(8)	TL Ventures V Liquidating Trust and TL Ventures V lnterfund Liquidating Trust are required by their respective partnership to invest and divest in their investments in parallel. TL Ventures V LLC is the general partner of TL Ventures V Liquidating Trust, and the general partner of TL Ventures V lnterfund Liquidating Trust. TL Ventures V LLC’s members are Robert E. Keith, Jr. and Mark J. DeNino who may be deemed to have shared voting and dispositive power over the shares held by both TL Ventures V Liquidating Trust and TL Ventures V lnterfund Liquidating Trust. TL Ventures V LLC disclaims beneficial ownership of all shares except to the extent of any indirect pecuniary interest therein.
(9)	Voting and dispositive control of these shares is held by Working Opportunity Fund Ltd.’s manager, Growth Works Capital Ltd., a Canadian corporation.

SELLING STOCKHOLDERS

This prospectus covers the resale by the selling stockholders identified below of 16,978,735 shares of our common stock, including 4,378,438 shares of our common stock the selling stockholders may acquire upon exercise of warrants. The selling stockholders acquired our securities pursuant to private placement transactions that we completed in April 2013. The shares of common stock were purchased at a purchase price $3.116 per share with warrants to purchase common stock issuable upon exercise at an exercise price of $ 3.58 per share. We also adjusted previously outstanding warrants held by certain existing investors to increase the number of shares of common stock purchasable upon exercise of such warrants by an additional 161,327 shares at an exercise price of $5.21 per share.

At the time of each purchase by the selling stockholders of the shares offered hereby, each selling stockholder represented that the selling stockholder’s shares and warrants were purchased for the selling stockholder’s own account, for investment and not with a view to the distribution of those shares or the warrant shares. None of our selling stockholders received any of our securities as compensation for underwriting services. We will not receive any proceeds from the resale of the common stock by the selling stockholders.

The following table and the accompanying footnotes are based in part on information supplied to us by the selling stockholders. The table and footnotes assume that the selling stockholders will sell all of the shares and warrant shares listed. However, because the selling stockholders may sell all or some of their shares and warrant shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares and warrant shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of any sales. We do not know how long the selling stockholders will hold the shares or warrant shares before selling them.

Beneficial ownership is determined in accordance with the rules and regulations of the Commission and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of May 31, 2013 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted in the footnotes below, we believe the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the person named below.

	Shares Beneficially Owned Before the Offering			Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Common Shares	Number of Warrant Shares	Percent (1)	Number	Number (2)	Percent (1)(2)
MTC Rollover IRA FBO Michael Accardi(3)	28,000	7,840	*	35,840	0	—
Neel B. Ackerman	35,000	9,800	*	44,800	0	—
Neil & Martha Ackerman JTWROS	36,103	10,108	*	46,211	0	—
Ackerman Partners, L.P.(4)	10,800	3,024	*	13,824	0	—
Phil B. & Dian H. Acton JTWROS	192,550	53,914	*	246,464	0	—
Allenstown Partners(5)	16,000	4,480	*	20,480	0	—
Kevin Allodi	30,688	8,592	*	39,280	0	—
MTC Traditional IRA FBO Richard Andrews(6)	33,000	9,240	*	42,240	0	—
Applebaum Family Ltd Partnership(7)	8,022	2,246	*	10,268	0	—

	Shares Beneficially Owned Before the Offering			Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Common Shares	Number of Warrant Shares	Percent (1)	Number	Number (2)	Percent (1)(2)
Simon Archibald	26,170	7,327	*	33,497	0	—
James C. & Susan M. Arnold JTWROS	10,000	2,800	*	12,800	0	—
Rahul V. Auradkar & Umarani S. Bangalore JTWROS	27,750	7,770	*	35,520	0	—
Auriga Global Investors SV, SA(8)	125,000	35,000	*	160,000	0	—
The Bahr Family Limited Partnership, Robert L. Bahr Trustee of the General Partner(9)	25,272	7,076	*	32,348	0	—
John Barnum	28,050	7,854	*	35,904	0	—
Terry N. Barr	20,000	5,600	*	25,600	0	—
Terry & Martha Barr JTWROS	8,033	2,249	*	10,282	0	—
BCM2, LLC(10)	10,000	2,800	*	12,800	0	—
BDC Capital Inc.(11)	1,096,559	73,452	4.5%	73,452	1,096,559	4.2%
Beacon Capital, LLC(12)	16,000	4,480	*	20,480	0	—
Lee Bearsch	18,051	5,054	*	23,105	0	—
Robert Beauchamp	8,592	2,405	*	10,997	0	—
Phil Beer	8,025	2,247	*	10,272	0	—
Beneficial Living Systems Inc.(13)	28,883	8,087	*	36,970	0	—
Paul F. Berlin	16,000	4,480	*	20,480	0	—
Stephen Best	16,066	4,498	*	20,564	0	—
Joyce Bielski	57,000	15,960	*	72,960	0	—
Marc J. Bielski & Heather Gordon-Bielski JTWROS	57,000	15,960	*	72,960	0	—
John Bishop	16,066	4,498	*	20,564	0	—
Winifred Bishop	15,000	4,200	*	19,200	0	—
Michael S. Blechman	35,000	9,800	*	44,800	0	—
Ed & Kathleen Brady JTWROS	8,123	2,274	*	10,397	0	—
Rocco Brescia	5,776	1,617	*	7,393	0	—
Darren Broadus	8,664	2,425	*	11,089	0	—
Guy B. Brown & Beth Sutton JTWROS	38,089	10,664	*	48,753	0	—
James & Jane L. Brummer JTWROS	5,704	1,597	*	7,301	0	—

	Shares Beneficially Owned Before the Offering			Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Common Shares	Number of Warrant Shares	Percent (1)	Number	Number (2)	Percent (1)(2)
James Buck	8,033	2,249	*	10,282	0	—
Stephen Budorick	16,210	4,538	*	20,748	0	—
Jeffrey Bunker	10,267	2,874	*	13,141	0	—
Randy L. Burns	16,000	4,480	*	20,480	0	—
Buxbaum Family Partners(14)	10,000	2,800	*	12,800	0	—
Steven Buxbaum	16,066	4,498	*	20,564	0	—
Calvin Black Marital Trust(15)	96,270	26,955	*	123,225	0	—
James Camp	9,025	2,527	*	11,552	0	—
MTC Traditional IRA FBO Steven Campbell(16)	32,090	8,985	*	41,075	0	—
Frank Cardile	28,883	8,087	*	36,970	0	—
Ralph Caruso	10,000	2,800	*	12,800	0	—
Richard Cascio	6,137	1,718	*	7,855	0	—
CDK Associates LLC(17)	2,246,469	629,011	10.8%	2,875,480	0	—
Jerry Clingman	16,044	4,492	*	20,536	0	—
Gregory Coffey	96,275	26,957	*	123,232	0	—
William Coney	9,657	2,703	*	12,360	0	—
MTC IRA FBO Darrell Cordry(18)	8,033	2,249	*	10,282	0	—
Patricia & Thomas Craver JTWROS	37,735	10,565	*	48,300	0	—
Thomas Craver	8,022	2,246	*	10,268	0	—
Sharon Crowder	18,051	5,054	*	23,105	0	—
Michael Cullen	16,048	4,493	*	20,541	0	—
James Vann Cunningham	21,481	6,014	*	27,495	0	—
Michael Currie	8,033	2,249	*	10,282	0	—
D&J Managers LLC(19)	167,000	46,760	*	213,760	0	—
Andrew Dann	28,050	7,854	*	35,904	0	—
Dale Davey	8,051	2,254	*	10,305	0	—
Greg Dawe	49,281	13,798	*	63,079	0	—
Decompression LLC(20)	18,051	5,054	*	23,105	0	—
Ennio DePianto	9,025	2,527	*	11,552	0	—
Derf 1940, LLC(21)	10,000	2,800	*	12,800	0	—
Praful Desai	18,051	5,054	*	23,105	0	—

	Shares Beneficially Owned Before the Offering			Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Common Shares	Number of Warrant Shares	Percent (1)	Number	Number (2)	Percent (1)(2)
John Dias	6,563	1,837	*	8,400	0	—
MTC IRA FBO John Dias(22)	30,486	8,536	*	39,022	0	—
James G. Diemert	10,000	2,800	*	12,800	0	—
John E. Dittoe	10,000	2,800	*	12,800	0	—
Domain Partners VI, L.P.(23)	2,378,924	162,363	9.7%	162,363	2,378,924	9.1%
Gregory Dovolis	18,051	5,054	*	23,105	0	—
John Duncan	7,220	2,021	*	9,241	0	—
John Dunkin	18,051	5,054	*	23,105	0	—
Jim Earman	16,044	4,492	*	20,536	0	—
Elmora Hebrew Center Inc.(24)	80,000	22,400	*	102,400	0	—
Nchacha Etta	7,220	2,021	*	9,241	0	—
Ronald L. Fazzolare	10,000	2,800	*	12,800	0	—
Patrick Fenner	18,051	5,054	*	23,105	0	—
MTC Traditional IRA FBO Ronald Finestone(25)	10,000	2,800	*	12,800	0	—
Hamilton C. Fish	10,000	2,800	*	12,800	0	—
Mark Flaming	8,033	2,249	*	10,282	0	—
John Fogg	7,220	2,021	*	9,241	0	—
Robert Forst	16,066	4,498	*	20,564	0	—
Curtis & Ellen Foster JTWROS	23,105	6,469	*	29,574	0	—
David Freshwater	20,000	5,600	*	25,600	0	—
Future LLC, LLC(26)	70,000	19,600	*	89,600	0	—
Garden State Life Sciences Venture Fund, L.P.(27)	590,427	67,645	2.5%	67,645	590,427	2.3%
John Gasidlo	8,033	2,249	*	10,282	0	—
Thomas Gemellaro	7,220	2,021	*	9,241	0	—
Sheeyan Tan & Poay Geok EE JTWROS	28,050	7,854	*	35,904	0	—
Gerald A. Tomsic Retirement Trust(28)	10,000	2,800	*	12,800	0	—
Gerald E. Gillett Trust, Gerald E. Gillett Trustee(29)	9,025	2,527	*	11,552	0	—

	Shares Beneficially Owned Before the Offering			Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Common Shares	Number of Warrant Shares	Percent (1)	Number	Number (2)	Percent (1)(2)
Gerald Tomsic Trust, Gerald Tomsic Trustee(30)	16,066	4,498	*	20,564	0	—
The German Experience LLC(31)	67,750	18,970	*	86,720	0	—
Michael Giannelli	25,670	7,187	*	32,857	0	—
Gregory Gibb	12,943	3,624	*	16,567	0	—
Patricia Giftos & Tom Giftos JTWROS	73,810	20,666	*	94,476	0	—
Tom Giftos	24,066	6,738	*	30,804	0	—
Jolie & Stefanie Ginsburg JTWROS	10,000	2,800	*	12,800	0	—
Mark Ginsburg	8,033	2,249	*	10,282	0	—
Ralph Gitz	160,465	44,930	*	205,395	0	—
Baiju Gohil	7,220	2,021	*	9,241	0	—
Charles Goodner	11,235	3,145	*	14,380	0	—
John Griffin	36,770	10,295	*	47,065	0	—
Edward & Iris Grimm JTWROS	31,590	8,845	*	40,435	0	—
MTC Rollover IRA FBO James Grinde(32)	8,033	2,249	*	10,282	0	—
Growthworks Access Fund Limited Partnership(33)	48,788	1,418	*	1,418	0	—
Robert Guercio	18,051	5,054	*	23,105	0	—
Michael Hafke	25,670	7,187	*	32,857	0	—
Kenneth Halverson	8,033	2,249	*	10,282	0	—
Lynn & Kenneth Halverson JTWROS	27,750	7,770	*	35,520	0	—
Tim Hanna	50,000	14,000	*	64,000	0	—
Hansen Family Trust(34)	23,105	6,469	*	29,574	0	—
Kelly Hanson	28,880	8,086	*	36,966	0	—
Debra & Fred Harris JTWROS	15,000	4,200	*	19,200	0	—
Fred Harris	7,220	2,021	*	9,241	0	—
James Harris	16,066	4,498	*	20,564	0	—
Mark Harrison	10,000	2,800	*	12,800	0	—
Edwin B. Hart	12,630	3,536	*	16,166	0	—
William & Deborah Haskell JTWROS	13,900	3,892	*	17,792	0	—

	Shares Beneficially Owned Before the Offering			Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Common Shares	Number of Warrant Shares	Percent (1)	Number	Number (2)	Percent (1)(2)
Peter T. Healy	35,000	9,800	*	44,800	0	—
The Henry H. Bahr QTIP Trust(35)	25,000	7,000	*	32,000	0	—
Julie & Michael Hess JTWROS	64,180	17,970	*	82,150	0	—
Michael Hess	18,051	5,054	*	23,105	0	—
Mark Hilden	9,025	2,527	*	11,552	0	—
Steve Hirlinger	8,033	2,249	*	10,282	0	—
Huff Logistics Consulting, LLC(36)	27,750	7,770	*	35,520	0	—
William Huff	16,045	4,492	*	20,537	0	—
Jerry Huntley	7,220	2,021	*	9,241	0	—
Gregory F. Hurley	96,250	26,950	*	123,200	0	—
J & C Resources LLC(37)	36,103	10,108	*	46,211	0	—
J. Venuti & M. Yokoyama Family Trust(38)	36,103	10,108	*	46,211	0	—
J. Venuti, DDS & M. Yokoyama, DDS P.D.C. Defined Benefit Pension Plan(39)	35,000	9,800	*	44,800	0	—
John Jaecker	8,123	2,274	*	10,397	0	—
Fermo Jaeckle	9,025	2,527	*	11,552	0	—
Thomas J. Janowiak	15,000	4,200	*	19,200	0	—
Gary W. Jaster	15,000	4,200	*	19,200	0	—
Robert Karov	32,000	8,960	*	40,960	0	—
KBA Holdings LLC(40)	5,415	1,516	*	6,931	0	—
Keith Kinsey	9,025	2,527	*	11,552	0	—
Keith & Alyson Kinsey JTWROS	20,000	5,600	*	25,600	0	—
Stefan & Kerstin Kneis JTWROS	24,070	6,739	*	30,809	0	—
Andrew Koopman	24,500	6,860	*	31,360	0	—
KRTS, LLC(41)	20,000	5,600	*	25,600	0	—
Vincent Lanteri	64,000	17,920	*	81,920	0	—
Rex Larkin	7,708	2,158	*	9,866	0	—
Stephen Lebovitz	6,318	1,769	*	8,087	0	—
Moe Leichter	80,000	22,400	*	102,400	0	—
Llano Resources Inc.(42)	25,000	7,000	*	32,000	0	—

	Shares Beneficially Owned Before the Offering			Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Common Shares	Number of Warrant Shares	Percent (1)	Number	Number (2)	Percent (1)(2)
Bruce Locker	30,805	8,625	*	39,430	0	—
Maryann Logue	10,000	2,800	*	12,800	0	—
Lund Family Trust dated July 7, 1995 FBO Alan & Irene Lund(43)	8,033	2,249	*	10,282	0	—
Tommy Ly	8,033	2,249	*	10,282	0	—
M. Butte, Ltd.(44)	32,000	8,960	*	40,960	0	—
Kevin Mack	8,033	2,249	*	10,282	0	—
John Maddux	128,370	35,943	*	164,313	0	—
Carolyn Maehling	10,000	2,800	*	12,800	0	—
David Maehling	8,033	2,249	*	10,282	0	—
Steve Mandell	21,600	6,048	*	27,648	0	—
Joseph Mannino	45,000	12,600	*	57,600	0	—
Jerome Keith Marbury	6,769	1,895	*	8,664	0	—
Leo & Valentina Margulis JTWROS	8,030	2,248	*	10,278	0	—
Nathaniel Marmur	9,025	2,527	*	11,552	0	—
Daniel E. Marsh	10,000	2,800	*	12,800	0	—
Ernest J. & Michele M. Mattei JTWROS	10,000	2,800	*	12,800	0	—
Charles W. Matthews	48,980	13,714	*	62,694	0	—
Iris Judy May & Edward Albert Grimm JTWROS	24,070	6,739	*	30,809	0	—
Alex Mayers	32,092	8,985	*	41,077	0	—
Shawn R. McAllister	4,603	1,288	*	5,891	0	—
Jeff Mcclellan	9,025	2,527	*	11,552	0	—
Gerald Meyr	5,776	1,617	*	7,393	0	—
Scott Millbury	8,033	2,249	*	10,282	0	—
Gary & Kathy Mills JTWROS	8,484	2,375	*	10,859	0	—
Randall (Jay) Miselis	7,220	2,021	*	9,241	0	—
John Moccio	28,050	7,854	*	35,904	0	—
Kenneth Moelhoff	5,415	1,516	*	6,931	0	—
Ernest & Joaquin Molinet JTIC	29,750	8,330	*	38,080	0	—
Joaquin & Mary Molinet JTWROS	8,033	2,249	*	10,282	0	—
Daniel Monks	16,066	4,498	*	20,564	0	—

	Shares Beneficially Owned Before the Offering			Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Common Shares	Number of Warrant Shares	Percent (1)	Number	Number (2)	Percent (1)(2)
Victor Moreno	6,715	1,880	*	8,595	0	—
MTC Traditional IRA FBO Gary Morris(45)	18,290	5,121	*	23,411	0	—
MSB Family Trust(46)	36,103	10,108	*	46,211	0	—
Richard Mullen	8,033	2,249	*	10,282	0	—
Daniel Murphy	11,733	3,285	*	15,018	0	—
Sean Murphy	6,498	1,819	*	8,317	0	—
Simon & Enas Muzio JTWROS	27,750	7,770	*	35,520	0	—
Jerome Natzke	7,379	2,066	*	9,445	0	—
MTC Traditional IRA FBO George W. Naylor(47)	18,000	5,040	*	23,040	0	—
Jeanna Nelis	6,498	1,819	*	8,317	0	—
Neponsit Properties LLC(48)	160,465	44,930	*	205,395	0	—
Joseph Nestola	7,220	2,021	*	9,241	0	—
MTC Traditional IRA FBO William Newell(49)	24,500	6,860	*	31,360	0	—
Valentine Nfonsam	7,220	2,021	*	9,241	0	—
Charles Norwalk	7,942	2,223	*	10,165	0	—
Russell L. Nowak	64,180	17,970	*	82,150	0	—
Ernest Orlando	9,025	2,527	*	11,552	0	—
Michael Padgett	29,845	8,356	*	38,201	0	—
Joseph F. & Wendy I. Page JTWROS	10,000	2,800	*	12,800	0	—
Rajan Pai	6,733	1,885	*	8,618	0	—
Frank Papa	8,033	2,249	*	10,282	0	—
Robert & Camille Paradise JTWROS	14,400	4,032	*	18,432	0	—
Mitchell R. Parker	15,405	4,313	*	19,718	0	—
Burton Paull	14,802	4,144	*	18,946	0	—
Frederick Peet	15,000	4,200	*	19,200	0	—
Peter Beck Revoc. Trust, Peter Beck Trustee(50)	48,137	13,478	*	61,615	0	—
James J. Peters	35,000	9,800	*	44,800	0	—
MTC Traditional IRA FBO Jack Pirkey(51)	23,200	6,496	*	29,696	0	—
Kenneth S. Pizzo, Jr.	125,000	35,000	*	160,000	0	—

	Shares Beneficially Owned Before the Offering			Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Common Shares	Number of Warrant Shares	Percent (1)	Number	Number (2)	Percent (1)(2)
Paul Plath	18,954	5,307	*	24,261	0	—
David & Linda Porter JTWROS	16,066	4,498	*	20,564	0	—
James T. and Michael Potere JTIC	64,185	17,971	*	82,156	0	—
Grover C. Potts, Jr.	10,000	2,800	*	12,800	0	—
QMS International PLC(52)	16,240	4,547	*	20,787	0	—
Quaker BioVentures, L.P.(53)	1,287,274	58,126	5.2%	58,126	1,287,274	4.9%
Quogue Capital LLC(54)	367,311	102,847	1.8%	470,158	0	—
Ashar Qureshi	28,050	7,854	*	35,904	0	—
R.E. Monks Construction Company LLC(55)	16,066	4,498	*	20,564	0	—
R.P. Laurain & Associates, Inc., Profit Sharing Plan(56)	10,000	2,800	*	12,800	0	—
Jabina & Rakesh Ramde JTWROS	35,000	9,800	*	44,800	0	—
Rakesh Ramde	18,051	5,054	*	23,105	0	—
Amit & Surinder Rametra JTIC	28,800	8,064	*	36,864	0	—
James Regan	8,033	2,249	*	10,282	0	—
Maureen Regan	10,000	2,800	*	12,800	0	—
MTC IRA FBO Stanley Michael Rein(57)	8,033	2,249	*	10,282	0	—
Mitchell Reiter	13,466	3,770	*	17,236	0	—
Frank Restivo	8,033	2,249	*	10,282	0	—
MTC Custodian, FBO James Robertson ROTH IRA(58)	9,856	2,759	*	12,615	0	—
The Robert L Bahr Revocable Trust(59)	10,831	3,032	*	13,863	0	—
Melvin Robertson	7,220	2,021	*	9,241	0	—
Mark G. Rodriguez	8,033	2,249	*	10,282	0	—
Rogco Management Inc.(60)	23,760	6,652	*	30,412	0	—
Dyke Rogers	36,103	10,108	*	46,211	0	—
John Romita	8,033	2,249	*	10,282	0	—
Andrew Rosenlieb	11,282	3,158	*	14,440	0	—
Lindsay A. Rosenwald	150,000	42,000	*	192,000	0	—

	Shares Beneficially Owned Before the Offering			Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Common Shares	Number of Warrant Shares	Percent (1)	Number	Number (2)	Percent (1)(2)
John Roth	16,066	4,498	*	20,564	0	—
RRC Bio Fund, LP(61)	310,000	86,800	1.5%	396,800	0	—
William Ruark	28,883	8,087	*	36,970	0	—
Anne Russell	8,033	2,249	*	10,282	0	—
Robert Russell cust. for Mirriah Russell, UTMA(62)	15,000	4,200	*	19,200	0	—
Robert C. Russell	8,033	2,249	*	10,282	0	—
Sabby Healthcare Volatility Master Fund, Ltd.(63)	353,016	98,844	1.7%	451,860	0	—
Sabby Volatility Warrant Master Fund, Ltd.(64)	128,370	35,943	*	164,313	0	—
Achyut Sahasrabudhe	160,465	44,930	*	205,395	0	—
Paul Sallwasser	9,025	2,527	*	11,552	0	—
Paul Sallwasser & Teri Kemmerer JTWROS	35,000	9,800	*	44,800	0	—
David Schaetz	7,220	2,021	*	9,241	0	—
Charles A. Scheiderer	8,123	2,274	*	10,397	0	—
Lloyd Schill & Deborah Schill JTWROS	8,033	2,249	*	10,282	0	—
Charles Eugene Schroeder	9,567	2,678	*	12,245	0	—
Steven Schwartz	8,033	2,249	*	10,282	0	—
David Scotch	9,621	2,693	*	12,314	0	—
David A. Scott	28,050	7,854	*	35,904	0	—
Donald Sesterhenn	8,022	2,246	*	10,268	0	—
William Silver	36,103	10,108	*	46,211	0	—
Steven Simler	26,175	7,329	*	33,504	0	—
Richard Simms	8,033	2,249	*	10,282	0	—
Bette Lou & Vernon Simpson JTWROS	93,725	26,243	*	119,968	0	—
Vernon Simpson	16,066	4,498	*	20,564	0	—
MTC Custodian, FBO Robert Singer Traditional IRA(65)	12,636	3,538	*	16,174	0	—
Brian Skillern	27,750	7,770	*	35,520	0	—
Sooner Ranch Properties(66)	8,123	2,274	*	10,397	0	—
Curtis Southward	18,000	5,040	*	23,040	0	—

	Shares Beneficially Owned Before the Offering			Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Common Shares	Number of Warrant Shares	Percent (1)	Number	Number (2)	Percent (1)(2)
Steven Helman Revocable Trust(67)	60,000	16,800	*	76,800	0	—
MTC Custodian, FBO Dale Stewart Traditional IRA(68)	5,415	1,516	*	6,931	0	—
George Strickler	9,025	2,527	*	11,552	0	—
Edwin Stuhr	16,044	4,492	*	20,536	0	—
Sunstone Partners LLC(69)	64,185	17,971	*	82,156	0	—
Perry Sutaria	10,831	3,032	*	13,863	0	—
Raj Sutaria	18,051	5,054	*	23,105	0	—
Scott & Kim Swix JTWROS	7,220	2,021	*	9,241	0	—
Aaron & Avraham Tahari JTWROS	76,400	21,392	*	97,792	0	—
Avraham & Susan Tahari JTWROS	24,370	6,823	*	31,193	0	—
Raymond J. Tesi, MD	100,000	28,000	*	128,000	0	—
Thomas, McNerney & Partners II, L.P.(70)	2,493,122	188,341	10.2%	188,341	2,493,122	9.6%
Dennis Thompson	8,033	2,249	*	10,282	0	—
MTC Traditional IRA FBO Joseph Tierney(71)	25,670	7,187	*	32,857	0	—
TKO Operations LLC(72)	10,000	2,800	*	12,800	0	—
TL Ventures V Interfund Liquidating Trust(73)	27,199	791	*	791	27,199	*
TL Ventures V Liquidating Trust(74)	1,572,481	45,798	6.2%	45,798	1,572,481	6.0%
TMP Associates II, L.P.(75)	8,934	511	*	511	8,934	*
TMP Nominee, II LLC(76)	26,036	1,504	*	1,504	26,036	*
John Trent	8,123	2,274	*	10,397	0	—
Ingram D. & Dawn Ann Tynes JTWROS	32,000	8,960	*	40,960	0	—
Valence Advantage Life Sciences Fund II, L.P.(77)	1,669,138	467,358	8.1%	2,136,496	0	—
Valence Advantage Life Sciences Side Fund II, L.P.(78)	95,945	26,864	*	122,809	0	—

	Shares Beneficially Owned Before the Offering			Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Common Shares	Number of Warrant Shares	Percent (1)	Number	Number (2)	Percent (1)(2)
Ventures West 7 LP(79)	1,958,371	134,382	8.0%	134,382	1,958,371	7.5
Ventures West 7 US LP(80)	188,001	12,903	*	12,903	188,001	*
Pavel Vodkin	29,265	8,194	*	37,459	0	—
MTC Custodian, FBO Brian Von Merveldt ROTH IRA(81)	7,899	2,211	*	10,110	0	—
Glenn Wallace	11,555	3,235	*	14,790	0	—
John E. Waltzing	23,110	6,470	*	29,580	0	—
Tarun & Seema Wasil JTWROS	10,831	3,032	*	13,863	0	—
Steven Waters	7,220	2,021	*	9,241	0	—
Steven A. & Jenger H. Waters JTWROS	15,000	4,200	*	19,200	0	—
Weeks & Leo Co. Inc.(82)	160,465	44,930	*	205,395	0	—
Thomas Wegner	25,670	7,187	*	32,857	0	—
Howard Wengrow	21,180	5,930	*	27,110	0	—
Oliver D. Wick	9,950	2,786	*	12,736	0	—
MTC Traditional IRA FBO Daniel Wickard(83)	100,000	28,000	*	128,000	0	—
Mark Williams	5,415	1,516	*	6,931	0	—
Dale A. Wilson	35,000	9,800	*	44,800	0	—
Winterset Associates GP(84)	40,000	11,200	*	51,200	0	—
Working Opportunity Fund (EVCC) Ltd.(85)	1,540,690	103,201	6.3%	103,201	1,540,690	5.8%
Dallas & Lois Wuethrich JTWROS	8,029	2,248	*	10,277	0	—
Wuethrich Investments LLC(86)	18,000	5,040	*	23,040	0	—
Tayt Wuethrich	8,033	2,249	*	10,282	0	—
Trevor & Tonia Wuethrich JTWROS	8,030	2,248	*	10,278	0	—
Raymond Yarusi	8,033	2,249	*	10,282	0	—
Alan Young	30,000	8,400	*	38,400	0	—

*	Less than 1%
(1)	Applicable percentage ownership is based on 26,026,793 shares of Celator common stock outstanding as of May 15, 2013.

(2)	Assumes the sale of all shares offered in this prospectus.
(3)	Michael Accardi is the controlling person of the MTC Rollover IRA FBO Michael Accardi and, as such, holds voting and investment power with respect to these shares.
(4)	Stewart R. Ackerman is the control person of Ackerman Partners, L.P. and, as such, holds voting and investment power with respect to these shares.
(5)	Charles C. Johnston is the control person of Allenstown Partners and, as such, holds voting and investment power with respect to these shares.
(6)	Richard Andrews is the controlling person of the MTC Traditional IRA FBO Richard Andrews and, as such, holds voting and investment power with respect to these shares.
(7)	Irving Applebaum is the chief financial officer of Applebaum Family Ltd Partnership and, as such, holds voting and investment power with respect to these shares.
(8)	Inigo Resusta is the chairman of Auriga Global Investors SV, SA and, as such, holds voting and investment power with respect to these shares.
(9)	The sole general partner of The Bahr Family Limited Partnership is The Lore S. Bahr Trust – 1988. Robert L. Bahr is the trustee of The Lore S. Bahr Trust – 1988 and, as such, holds voting and investment power with respect to these shares.
(10)	Blake C. Marles is the managing member of BCM2, LLC and, as such, holds voting and investment power with respect to these shares.
(11)	C. Cazabon is the managing partner of BDC Capital, Inc. and, as such, holds voting and investment power with respect to these shares.
(12)	John Dunkin is the control person of Beacon Capital, LLC and, as such, holds voting and investment power with respect to these shares.
(13)	Leo Rostermundt is the director of Beneficial Living Systems Inc. and, as such, holds voting and investment power with respect to these shares.
(14)	Steven A. Buxbaum is the control person of Buxbaum Family Partners and, as such, holds voting and investment power with respect to these shares.
(15)	Phil B. Acton is the trustee of the Calvin Black Marital Trust and, as such, holds voting and investment power with respect to these shares.
(16)	Steven Campbell is the control person of the MTC Traditional IRA FBO Steven Campbell and, as such, holds voting and investment power with respect to these shares.
(17)	Caxton Corporation (“Caxton”) is the manager of CDK Associates LLC (“CDK”), and Bruce Kovner (“Kovner” and, collectively with CDK and Caxton, the “CDK Group”) is the sole stockholder of Caxton. Accordingly, each member of the CDK Group may be deemed to share voting and dispositive power with respect to the shares held directly by CDK.
(18)	Darrell Cordry is the control person of the MTC IRA FBO Darrell Cordry and, as such, holds voting and investment power with respect to these shares.
(19)	Jayne K. Sosland and David I. Berley are the managers of D&J Managers LLC and, as such, share voting and investment power with respect to these shares.

(20)	Frederick Peet is the president of Decompression LLC and, as such, holds voting and investment power with respect to these shares.
(21)	Fred Schlang and Ivy Scheinholz are the managers of Derf 1940, LLC and, as such, share voting and investment power with respect to these shares.
(22)	John Dias is the control person of MTC IRA FBO John Dias and, as such, holds voting and investment power with respect to these shares.
(23)	One Palmer Square Associates VI, LLC is the general partner of Domain Partners VI, L.P. Kathleen K. Schoemaker is a managing member of One Palmer Square Associates VI, LLC and, as such, shares voting and investment power with respect to these shares with the other managing members of One Palmer Square Associates VI, LLC. Nicole Vitullo, a director of Celator, is a managing member of One Palmer Square Associates VI, LLC. She disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.
(24)	Samuel Rosenberg is the executive director of Elmora Hebrew Center Inc. and, as such, holds voting and investment power with respect to these shares.
(25)	Ronald Finestone is the control person of the MTC Traditional IRA FBO Ronald Finestone and, as such, holds voting and investment power with respect to these shares.
(26)	Jack R. Frank, II is the president of Future LLC, LLC and, as such, holds voting and investment power with respect to these shares.
(27)	Quaker BioVentures Capital, L.P., is the general partner of Garden State Life Sciences Venture Fund, L.P. Quaker BioVentures Capital, LLC is the general partner of Quaker BioVentures Capital, L.P. Richard S. Kollender is a managing member of Quaker BioVentures Capital, LLC and, as such, holds voting and investment power with respect to these shares. Richard S. Kollender has been a Board Observer of Celator since 2005 and became a member of Celator’s Board of Directors in August 2012. Brenda Gavin is a founding partner of Quaker Partners and was a member of the Board of Directors of Celator from 2005 to 2012.
(28)	Gerald A. Tomsic is the trustee of the Gerald A. Tomsic Retirement Trust and, as such, holds voting and investment power with respect to these shares.
(29)	Gerald E. Gillett is the trustee of the Gerald E. Gillett Trust and, as such, holds voting and investment power with respect to these shares.
(30)	Gerald A. Tomsic is the trustee of the Gerald Tomsic Trust and, as such, holds voting and investment power with respect to these shares.
(31)	Stefan Kneis is the sole owner of The German Experience LLC and, as such, holds voting and investment power with respect to these shares.
(32)	James Grinde is the control person of the MTC Rollover IRA FBO James Grinde and, as such, holds voting and investment power with respect to these shares.
(33)	Growth Works Access GP I Ltd. is the general partner of Growthworks Access Fund Limited Partnership. Patrick R. Brady is the Vice President of Investments of Growth Works Access GP I Ltd. and, as such, holds voting and investment power with respect to these shares.

(34)	Timothy W. Hansen is the trustee of the Hansen Family Trust and, as such, holds voting and investment power with respect to these shares.
(35)	Robert L. Bahr is the trustee of The Henry H. Bahr QTIP Trust and, as such, holds voting and investment power with respect to these shares.
(36)	William Huff is the sole member of Huff Logistics Consulting, LLC and, as such, holds voting and investment power with respect to these shares.
(37)	Charles Johnston is the president of J & C Resources LLC and, as such, holds voting and investment power with respect to these shares.
(38)	Jaye S. Venuti and Michael H. Yokoyama are the trustees of the J. Venuti & M. Yokoyama Family Trust and, as such, share voting and investment power with respect to these shares.
(39)	Jaye S. Venuti and Michael H. Yokoyama are the trustees of J. Venuti, DDS & M. Yokoyama, DDS P.D.C. Defined Benefit Pension Plan and, as such, share voting and investment power with respect to these shares.
(40)	Kevin B. Allodi is the sole member of KBA Holdings, LLC and, as such, holds voting and investment power with respect to these shares.
(41)	Kevin Richard Mack is the sole member of KRTS, LLC and, as such, holds voting and investment power with respect to these shares.
(42)	B. Mark Paull is the president of Llano Resources Inc. and, as such, holds voting and investment power with respect to these shares.
(43)	Alan H. Lund and Irene Lund are the trustees of the Lund Family Trust dated July 7, 1995 FBO Alan & Irene Lund and, as such, share voting and investment power with respect to these shares.
(44)	Donald G. Moes is the general partner of M. Butte, Ltd. and, as such, holds voting and investment power with respect to these shares.
(45)	Gary Morris is the control person of the MTC Traditional IRA FBO Gary Morris and, as such, holds voting and investment power with respect to these shares.
(46)	Michael Blechman is the trustee of the MSB Family Trust and, as such, holds voting and investment power with respect to these shares.
(47)	George W. Naylor is the control person of the MTC Traditional IRA FBO George W. Naylor and, as such, holds voting and investment power with respect to these shares.
(48)	Harry Sha Sho is the president of Neponsit Properties LLC and, as such, holds voting and investment power with respect to these shares.
(49)	William Newell is the control person of the MTC Traditional IRA FBO William Newell and, as such, holds voting and investment power with respect to these shares.
(50)	Peter Beck is the trustee of the Peter Beck Revoc. Trust and, as such, holds voting and investment power with respect to these shares.
(51)	Jack Pirkey is the control person of the MTC Traditional IRA FBO Jack Pirkey and, as such, holds voting and investment power with respect to these shares.
(52)	Peter Gamble is the managing director of QMS International PLC and, as such, holds voting and investment power with respect to these shares.

(53)	Quaker BioVentures Capital, L.P., is the general partner of Quaker BioVentures, L.P. Quaker BioVentures Capital, LLC is the general partner of Quaker BioVentures Capital, L.P. Richard S. Kollender is a managing member of Quaker BioVentures Capital, LLC and, as such, holds voting and investment power with respect to these shares. Richard S. Kollender has been a Board Observer of Celator since 2005 and became a member of Celator’s Board of Directors in August 2012. Brenda Gavin is a founding partner of Quaker Partners and was a member of the Board of Directors of Celator from 2005 to 2012.
(54)	Wayne P. Rothbaum is the managing member and sole owner of Quogue Capital LLC and, as such, holds voting and investment power with respect to these shares.
(55)	Daniel R. Monks is the manager of R.E. Monks Construction Company LLC and, as such, holds voting and investment power with respect to these shares.
(56)	Ronald P. Laurain is the trustee of R.P. Laurain & Associates, Inc., Profit Sharing Plan and, as such, holds voting and investment power with respect to these shares.
(57)	Stanley Michael Rein is the control person of the MTC IRA FBO Stanley Michael Rein and, as such, holds voting and investment power with respect to these shares.
(58)	James Robertson is the control person of the MTC Custodian, FBO James Robertson ROTH IRA and, as such, holds voting and investment power with respect to these shares.
(59)	Robert L. Bahr is the sole trustee of The Robert L. Bahr Revocable Trust and, as such, holds voting and investment power with respect to these shares.
(60)	Dyke Rogers is the director of Rogco Management Inc. and, as such, holds voting and investment power with respect to these shares.
(61)	James Silverman is the president and control person of RRC Bio Fund, LP and, as such, holds voting and investment power with respect to these shares.
(62)	Robert Russell is the custodian for Robert Russell cust. for Mirriah Russell, UTMA and, as such, holds voting and investment power with respect to these shares.
(63)	Sabby Management, LLC is the investment manager of Sabby Healthcare Volatility Master Fund, Ltd. Hal Mintz is the manager of Sabby Management, LLC and, as such, holds voting and investment power with respect to these shares.
(64)	Sabby Management, LLC is the investment manager of Sabby Volatility Warrant Master Fund, Ltd. Hal Mintz is the manager of Sabby Management, LLC and, as such, holds voting and investment power with respect to these shares.
(65)	Robert Singer is the control person of the MTC Custodian, FBO Robert Singer Traditional IRA and, as such, holds voting and investment power with respect to these shares.
(66)	Ronald T. Evans is the president of Sooner Ranch Properties, LP and, as such, holds voting and investment power with respect to these shares.
(67)	Steven C. Helman is the trustee of the Steven Helman Revocable Trust and, as such, holds voting and investment power with respect to these shares.
(68)	Dale Stewart is the control person of the MTC Custodian, FBO Dale Stewart Traditional IRA and, as such, holds voting and investment power with respect to these shares.

(69)	John Maddux is the president of Sunstone Partners LLC and, as such, holds voting and investment power with respect to these shares.
(70)	Alex Zisson is the manager of Thomas, McNerney & Partners II, L.P. and, as such, holds voting and investment power with respect to these shares. Alex Zisson is a member of the Board of Directors of Celator.
(71)	Joseph Tierney is the control person of the MTC Traditional IRA FBO Joseph Tierney and, as such, holds voting and investment power with respect to these shares.
(72)	Thomas Gemellaro is the sole member of TKO Operations LLC and, as such, holds voting and investment power with respect to these shares.
(73)	TL Ventures Inc. is the administrator of TL Ventures V Interfund Liquidating Trust. Janet L. Stott is the chief financial officer of TL Ventures Inc. and, as such, holds voting and investment power with respect to these shares.
(74)	TL Ventures Inc. is the administrator of TL Ventures V Liquidating Trust. Janet L. Stott is the chief financial officer of TL Ventures Inc. and, as such, holds voting and investment power with respect to these shares.
(75)	Alex Zisson is a manager of the general partner of TMP Associates II, L.P. and, as such, holds voting and investment power with respect to these shares. Alex Zisson is a member of the Board of Directors of Celator.
(76)	Alex Zisson is the manager of TMP Nominee, II LLC and, as such, holds voting and investment power with respect to these shares. Alex Zisson is a member of the Board of Directors of Celator.
(77)	Valence Life Sciences GP II, LLC (“VLSGP”) is the general partner of Valance Advantage Life Sciences Fund II, L.P (“VALSF”) and, as such, may be deemed to share voting and dispositive power with respect to the shares held directly by VALSF. Scott Morenstein is a member of VLSGP and a member of Celator’s Board of Directors.
(78)	VLSGP is the general partner of Valance Advantage Life Sciences Side Fund II, L.P. (“VALSSF”) and, as such, may be deemed to share voting and dispositive power with respect to the shares held directly by VALSSF. Scott Morenstein is a member of VALSGP and a member of Celator’s Board of Directors.
(79)	Howard Riback and Kenneth Galbraith are the control persons of Ventures West 7 LP and, as such, share voting and investment power with respect to these shares. Kenneth Galbraith is the vice president and manager of Ventures West 7 LP and is a member of the Board of Directors of Celator.
(80)	Howard Riback and Kenneth Galbraith are the control persons of Ventures West 7 US LP, and, as such, share voting and investment power with respect to these shares. Kenneth Galbraith is the vice president and manager of Ventures West 7 US LP and is a member of the Board of Directors of Celator.
(81)	Brian Von Merveldt is the control person of the MTC Custodian, FBO Brian Von Merveldt ROTH IRA and, as such, holds voting and investment power with respect to these shares.
(82)	Achyut Sahasrabudhe is the president of Weeks & Leo Co. Inc. and, as such, holds voting and investment power with respect to these shares.
(83)	Daniel Wickard is the control person of the MTC Traditional IRA FBO Daniel Wickard and, as such, holds voting and investment power with respect to these shares.
(84)	Robert E. Jacobson and Bernard Kraft are each 50% partners of Winterset Associates GP and, as such, share voting and investment power with respect to these shares.
(85)	Joe Tirlin is the Vice President of Investments of Working Opportunity Fund (EVCC) Ltd. and, as such, holds voting and investment power with respect to these shares.
(86)	Dallas Wuethrich is the managing partner of Wuethrich Investments LLC and, as such, holds voting and investment power with respect to these shares.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to the selling stockholders and issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the shares of common stock and warrants from time to time after the date of this prospectus. The aggregate proceeds to the selling stockholders from the sale of common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with such selling stockholder’s agents from time to time, reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and if such short sale shall take place after the date that this registration statement is declared effective by the Commission, the selling stockholders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the Commission.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Each selling stockholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the selling stockholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

DESCRIPTION OF CAPITAL STOCK

As of May 15, 2013, the Company’s authorized capital stock consisted of 255,000,000 shares of common stock, par value $0.001 per share, and 232,162,828 shares of preferred stock, par value $0.001 per share, of which 26,026,793 shares of common stock were issued and outstanding and held by approximately 400 holders of record. No shares of preferred stock were outstanding. As of May 15, 2013, the following stock options and warrants to purchase shares of common stock were outstanding:

•	806,788 shares of the Company’s common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $2.52 per share.

•	2,712,792 shares of the Company’s common stock available for future issuance under the Company’s equity compensation plans.

•	12,445 shares of the Company’s common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $11.25 per share.

•	4,378,437 shares of the Company’s common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $3.73 per share.

•	17,267 shares of the Company’s common stock issuable upon exercise of warrants issued to Square 1 Bank at an exercise price of $5.2123 per share.

The foregoing share amounts exclude certain shares issuable upon recently granted stock options effective June 3, 2013. See “Executive Compensation – Recent Developments in Executive and Director Compensation.” The following is a summary of the material rights of the Company’s common stock and preferred stock as set forth in its certificate of incorporation, as amended from time to time.

Common Stock

Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. The certificate of incorporation and by-laws do not provide for cumulative voting rights.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation. In the event of liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of debts and other liabilities of the Company, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences. Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Fully Paid and Nonassessable. All of outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock Authorized – Potential Anti-Takeover Effect

Under the Company’s certificate of incorporation, its board of directors has the authority, without further action by the stockholders, to issue additional shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Other Anti-Takeover Provisions

Under Delaware Law

The Company’s subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving the Company and the “interested stockholder” and the sale of more than 10% of the Company’s assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of the Company’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of any exchange on which the Company’s shares are listed. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations; Stockholder Action

The Company’s certificate of incorporation and by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board, the chief executive officer or the board of directors. In addition, the Company’s by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of the meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of the Company’s outstanding voting securities.

In addition, the Company’s certificate of incorporation and by-laws require that stockholder actions must be effected at a duly called stockholders meeting and prohibit actions by the Company’s stockholders by written consent.

Registration Rights

Under the registration rights agreement dated April 29, 2013, the Company is required to use reasonable best efforts to prepare and file with the Commission, within 90 days of the closing date of the private placement on April 29, 2013, covering the resale from time to time of the shares of common stock sold in the private offering and the shares of common stock issuable upon exercise of the warrants. The Company is required to keep the registration statement continuously effective until the earlier of the date on which all securities covered by the registration statement have been sold or the date on which all securities covered by the registration statement may be sold without restriction pursuant to Rule 144. If the Company is unable to comply with certain provisions of the registration rights agreement, the Company will be required to pay certain liquidated damages to the investors as provided in the registration rights agreement. The Company has agreed to bear the expenses incurred in complying with the registration rights agreement. The registration rights agreement also contains customary indemnification provisions.

Lock-Up Agreements

In connection with the private placement that the Company completed on April 29, 2013, the Company entered into lock-up agreements with certain of its existing stockholders. Subject to the conditions and exceptions under the lock-up agreements, these stockholders agreed that they would not sell or otherwise dispose of their shares for up to 360 days following the effective date of this registration statement of which this prospectus forms a part. See “Market for Common Equity and Related Stockholder Matters – Lock-Up Agreements.”

Director Designation and Voting Agreement

Pursuant to the securities purchase agreement the Company entered into as part of the private placement completed on April 29, 2013, as long as Valence Life Sciences, LLC (“Valence”) continues to hold at least one-third of the shares purchased by it under the securities purchase agreement, and unless terminated earlier as provided below, Valence has the right to designate one director to the board of directors. Valence has designated Scott Morenstein as its initial designee, who the Company appointed to the board of directors on April 29, 2013. Valence and its affiliates purchased an aggregate of 5,134,785 shares of common stock and related common stock underlying warrants in the private placement. The securities purchase agreement also provides for the appointment of two additional directors to the board of directors, both of whom must be satisfactory to Valence as long as Valence continues to hold at least one-third of the shares purchased by it under the securities purchase agreement and both of whom must have significant pharmaceutical or biotechnology management experience and satisfy director independence standards. The holders of at least a majority of the shares purchased under the securities purchase agreement have the right to designate one of these additional directors and the majority of the members of the board of directors has the right to designate one of these additional directors. No persons have been designated for these two directorships as of the date of this prospectus. The Company must use its reasonable best efforts to nominate these designees on all matters relating to the election of directors. The investors under the securities purchase agreement and certain of the Company’s existing stockholders have agreed to vote the shares of common stock owned by them, respectively, to elect the three designees. These obligations terminate on the later to occur of (i) as to each designated director, at the end of the director’s initial term of office or (ii) as to all designated directors, the date the Company’s common stock is listed on a trading market, as defined in the securities purchase agreement.

Third Amended and Restated Certificate of Incorporation

The Company’s certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to the Company or to its stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of the Company’s directors for:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

In addition, the Company’s certificate of incorporation provides that the Company will indemnify its directors and officers in each and every situation where, under Section 145 General Corporation Law of the State of Delaware, the Company permitted to make such indemnification. The Company may, in the sole discretion of the board of directors, also indemnify any other person who may be indemnified pursuant to Section 145 to the extent the board of directors deems advisable, as permitted by Section 145.

The Company’s by-laws provide that we will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnitee”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that such person, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnitee. Notwithstanding the preceding sentence, except as otherwise provided in the Company’s by-laws, we will be required to indemnify an Indemnitee in connection with a proceeding (or part thereof) commenced by such Indemnitee only if the commencement of such proceeding (or part thereof) by the Indemnitee was authorized by the board of directors. The Company will pay the expenses (including attorneys’ fees) incurred by an Indemnitee in defending any proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Indemnitee to repay all amounts advanced if it should be ultimately determined that the Indemnitee is not entitled to be indemnified.

Indemnification Agreements

The Company has entered into indemnification agreements with each of its directors and officers. These indemnification agreements may require the Company, among other things, to indemnify its directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of the Company’s directors or officers, or any of its subsidiaries or any other company or enterprise to which the person provides services at the Company’s request.

The Company maintains a general liability insurance policy that covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacities as directors or officers.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this prospectus will be passed upon for us by Duane Morris LLP.

EXPERTS

The consolidated financial statements of Celator Pharmaceuticals, Inc. and subsidiaries (a development stage enterprise) as of December 31, 2012, and for the year then ended and for the period from November 18, 1999 (inception) to December 31, 2012, have been included herein and in the prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2012 consolidated financial statements contains an explanatory paragraph that states that the Company’s recurring losses and negative cash flows from operations since inception raises substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The consolidated financial statements of Celator Pharmaceuticals, Inc. and subsidiaries (a development stage enterprise) as of December 31, 2011, and for the year then ended and for the period from November 18, 1999 (inception) to December 31, 2011, have been audited by Deloitte LLP, independent registered chartered accountants, as stated in their report appearing herein and elsewhere in the prospectus (which report expresses an unqualified opinion in the financial statements and includes an explanatory paragraph that states that the Company’s recurring losses and negative cash flows from operations since inception raises substantial doubt about the entity’s ability to continue as a going concern). Such financial statements have been so included in reliance upon the report of Deloitte LLP given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements, information statements and other information with the SEC. You may read and copy this information, for a copying fee, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. Please call the Commission at 1-800-SEC-0330 for more information on its Public Reference Room. Our filings with the Commission will also be available to the public from commercial document retrieval services, and at the website maintained by the Commission at http://www.sec.gov.

Our Internet website address is http://www.celatorpharma.com. Information contained on the website does not constitute part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. When this registration statement is effective, we will make available, through a link to the SEC’s website, electronic copies of the materials we file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% stockholders and amendments to those reports.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and the securities, including exhibits and schedules. You can obtain a copy of the registration statement from the Commission at any address listed above or from the SEC’s website.

FINANCIAL STATEMENTS

Celator Pharmaceuticals, Inc. and Subsidiaries

(A development stage company)

Index to Financial Statements

Page

Audited Financial Statements:

Report of KPMG LLP, Independent Registered Public Accounting Firm	F-2

Report of Deloitte & Touche LLP, Independent Registered Chartered Accountants	F-3

Consolidated Balance Sheets as of December 31, 2012 and 2011	F-4

Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2012 and 2011 and for the period November 18, 1999 (inception) to December 31, 2012	F-5

Consolidated Statements of Stockholders’ Equity for the period November 18, 1999 (inception) to December 31, 2012	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011 and for the period November 18, 1999 (inception) to December 31, 2012	F-7

Notes to the Consolidated Financial Statements	F-8

Unaudited Financial Statements:

Consolidated Balance Sheets as of March 31, 2013 and December 31, 2012	F-18

Consolidated Statements of Loss and Comprehensive Loss for the three months ended March 31, 2013 and 2012 and for the period November 18, 1999 (inception) to March 31, 2013	F-19

Consolidated Statements of Stockholders’ Equity for the period November 18, 1999 (inception) to March 31, 2013	F-20

Consolidated Statements of Cash Flows for the three months ended March 31, 2013 and 2012 and for the period November 18, 1999 (inception) to March 31, 2013	F-21

Notes to the Consolidated Financial Statements	F-22

KPMG Report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Celator Pharmaceuticals, Inc.:

We have audited the accompanying consolidated balance sheet of Celator Pharmaceuticals, Inc. and subsidiaries (a development stage enterprise) (the Company) as of December 31, 2012, and the related consolidated statements of loss and comprehensive loss, stockholders’ equity, and cash flows for the year then ended and for the period from November 18, 1999 (inception) to December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The cumulative statements of loss and comprehensive loss, stockholders’ equity, and cash flows for the period November 18, 1999 (inception) to December 31, 2012 include amounts for the period from November 18, 1999 (inception) to December 31, 2011, which were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the period November 18, 1999 through December 31, 2011 is based solely on the report of other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celator Pharmaceuticals, Inc. and subsidiaries (a development stage enterprise) as of December 31, 2012, and the results of their operations and their cash flows for the year ended and for the period November 18, 1999 (inception) to December 31, 2012, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has incurred recurring losses and negative cash flows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania

April 1, 2013

Deloitte Report

Report of Independent Registered Chartered Accountants

To the Board of Directors and Stockholders of Celator Pharmaceuticals, Inc.

(A development stage company)

We have audited the accompanying balance sheets of Celator Pharmaceuticals, Inc. (a development stage company) (the “Company”) as of December 31, 2011, and the related statements of loss and comprehensive loss, changes in stockholders’ equity, and cash flows for the year ended December 31, 2011, and for the period from November 18, 1999 (date of incorporation) to December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year ended December 31, 2011, and for the period from November 18, 1999 (date of incorporation) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The Company is in the development stage as of December 31, 2011. As discussed in Note 1 to the financial statements, successful completion of the Company’s development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill its development activities, obtaining regulatory approval, and achieving a level of sales adequate to support the Company’s cost structure.

The accompanying financial statements have been prepared assuming that the Company will continue as going concern. The Company is a development stage company engaged in developing new therapeutic products for cancer treatment. As discussed in Note 1 to the financial statements, the Company’s recurring operating loss and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

October 26, 2012 (December 27, 2012 as to the effects of the restatement of the warrants discussed in Note 6)

Celator Pharmaceuticals, Inc. and Subsidiaries

(A development stage company)

Consolidated Balance Sheets

	December 31,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$9,648,008	$3,226,778
Restricted cash	40,205	54,081
Other receivables (Note 3)	2,000,357	1,217,758
Prepaid expenses and deposits	148,275	46,199
Assets held for sale (Note 4)	251,269	—

Total current assets	12,088,114	4,544,816
Property and equipment, net (Note 4)	1,245,025	2,017,270
Other assets	105,805	58,585

Total Assets	$13,438,944	$6,620,671

Liabilities
Current liabilities
Accounts payable	$699,858	$501,702
Accrued liabilities	1,194,998	904,393
Current portion of deferred revenue	615,384	—
Warrant liability (Note 6)	—	549,317
Current portion of loans (Note 6)	1,200,000	2,104,994

Total current liabilities	3,710,240	4,060,406

Deferred revenue	1,076,924	—
Loans payable (Note 6)	1,800,000	—

Total Liabilities	6,587,164	4,060,406

Commitments and contingencies (Note 10)

Stockholders’ Equity
Common stock
Authorized 255,000,000 shares, par value $0.001 Issued and outstanding 13,673,160 and 11,230,561 shares as December 31, 2012 and December 31, 2011, respectively	13,673	11,230
Warrants	1,083,193	9,333
Additional paid-in capital	118,509,395	104,385,456
Accumulated other comprehensive loss	(1,133,266)	(1,133,266)
Deficit accumulated during the development stage	(111,621,215)	(100,712,488)

Total Stockholders’ Equity	6,851,780	2,560,265

Total Liabilities and Stockholders’ Equity	$13,438,944	$6,620,671

See accompanying notes to the consolidated financial statements.

Celator Pharmaceuticals, Inc. and Subsidiaries

(A development stage company)

Consolidated Statements of Loss and Comprehensive Loss

	Year ended December 31,		November 18, 1999 (inception) to December 31, 2012
	2012	2011
Expenses
Research and development	$4,868,734	$10,606,769	$80,417,665
Leukemia & Lymphoma Society funding	(1,442,692)	(262,751)	(5,456,422)
Research collaboration income	(19,440)	(150,000)	(2,240,720)
General and administrative	4,098,446	3,939,837	37,200,720
Loss on disposal of property and equipment	83,077	573,583	772,086
Amortization and depreciation	411,621	441,687	4,674,230

Operating loss	(7,999,746)	(15,149,125)	(115,367,559)

Other income (expenses)
Foreign exchange gain	(11,500)	15,881	543,248
Interest and miscellaneous income	2,735	77,885	2,761,969
Gain on settlement of preferred stock	—	—	1,562,689
Interest expense	(4,263,774)	(79,256)	(5,889,291)

Loss before income taxes	(12,272,286)	(15,134,615)	(116,388,945)

Income tax benefit	1,363,559	974,861	6,243,583

Net loss incurred in the development stage	(10,908,727)	(14,159,754)	(110,145,362)
Other comprehensive loss attributable to foreign exchange translation	—	—	(1,133,266)

Comprehensive loss	(10,908,727)	(14,159,754)	(111,278,628)
Accretion on preferred stock	—	—	(1,475,853)

Total comprehensive loss attributable to common stockholders	$(10,908,727)	$(14,159,754)	$(112,754,481)

Net loss incurred in the development stage	(10,908,727)	(14,159,754)	(110,145,362)
Accretion on preferred stock	—	—	(1,475,853)

Net loss attributable to common stockholders	$(10,908,727)	$(14,159,754)	$(111,621,215)

Net loss per share
Basic and diluted	$(1.30)	$(1.81)
Weighted average of common shares outstanding
Basic and diluted	8,406,104	7,815,605

See accompanying notes to the consolidated financial statements.

Celator Pharmaceuticals, Inc. and Subsidiaries

(a development stage company)

Consolidated Statement of Stockholders’ Equity

	COMMON STOCK		RESTRICTED STOCK			ADDITIONAL	ACCUMULATED OTHER	DEFICIT ACCUMULATED DURING THE
					WARRANTS	PAID-IN	COMPREHENSIVE	DEVELOPMENT	STOCKHOLDERS’
	NUMBER	AMOUNT	NUMBER	AMOUNT	AMOUNT	CAPITAL	LOSS	STAGE	EQUITY
Issued on incorporation	25,802	$26	—	$—	$—	$3,230	$—	$—	$3,256
Issued for technology	1,602	2	—	—	—	200	—	—	202
Issued for cash, net of stock issuance costs US $24,823 (CDN $36,875)	8,479	8	—	—	—	402,689	—	—	402,697
Foreign currency translation adjustment	—	—	—	—	—	—	(1,987)	—	(1,987)
Net loss	—	—	—	—	—	—	—	(200,050)	(200,050)

Balance at December 31, 2000	35,883	36	—	—	—	406,119	(1,987)	(200,050)	204,118
Issued for cash on exercise of stock options	55	—	—	—	—	3,722	—	—	3,722
Issued for cash, net of stock issuance costs of $45,156 (CDN $69,933)	7,467	7	—	—	—	1,084,817	—	—	1,084,824
Foreign currency translation adjustment	—	—	—	—	—	—	(20,689)	—	(20,689)
Net loss	—	—	—	—	—	—	—	(773,668)	(773,668)

Balance at December 31, 2001	43,405	43	—	—	—	1,494,658	(22,676)	(973,718)	498,307
Issued for cash, net of stock issuance costs of $61,388 (CDN $96,040)	1,118	1	—	—	—	137,735	—	—	137,736
Warrants issued on Series 1 Class A Preferred stock	—	—	—	—	—	—	—	—	—
Warrants issued on note payable	—	—	—	—	—	—	—	—	—
Warrants issued on note payable, cancelled	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	13,861	—	13,861
Net loss	—	—	—	—	—	—	—	(1,497,719)	(1,497,719)

Balance at December 31, 2002	44,523	44	—	—	—	1,632,393	(8,815)	(2,471,437)	(847,815)
Issued for cash—exercise of stock options	3,522	4	—	—	—	8,513	—	—	8,517
Foreign currency translation adjustment	—	—	—	—	—	—	(484,668)	—	(484,668)
Net loss	—	—	—	—	—	—	—	(3,506,027)	(3,506,027)

Balance at December 31, 2003	48,045	48	—	—	—	1,640,906	(493,483)	(5,977,464)	(4,829,993)
Issued for cash—exercise of stock options	6,410	6	—	—	—	15,464	—	—	15,470
Foreign currency translation adjustment	—	—	—	—	—	—	(811,423)	—	(811,423)
Net loss	—	—	—	—	—	—	—	(5,445,046)	(5,445,046)

Balance at December 31, 2004	54,455	54	—	—	—	1,656,370	(1,304,906)	(11,422,510)	(11,070,992)
Warrants issued on conversion of bridge loan	—	—	—	—	425,000	—	—	—	425,000
Issued on financing and reorganization	—	—	—	—	—	—	—	—	—
Exchange of preferred Stock Class A for Series A	—	—	—	—	—	—	—	—	—
Issued on reorganization	844,173	844	—	—	—	9,495,846	—	—	9,496,690
Issued on conversion of debt	246,864	247	—	—	—	2,776,897	—	—	2,777,144
Issued for cash, net of stock issue costs of $757,523	3,308,789	3,309	—	—	—	36,462,039	—	—	36,465,348
Issued for cash on exercise of stock options	12,054	12	—	—	—	33,134	—	—	33,146
Issued for cash on exercise of warrants	108	—	—	—	—	1,220	—	—	1,220
Warrants expired	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	171,640	—	171,640
Net loss	—	—	—	—	—	—	—	(8,913,249)	(8,913,249)

Balance at December 31, 2005	4,466,443	4,466	—	—	425,000	50,425,506	(1,133,266)	(20,335,759)	29,385,947
Issued for cash on exercise of stock options	1,705	2	—	—	—	4,675	—	—	4,677
Stock based compensation	—	—	—	—	—	201,989	—	—	201,989
Net loss for the period	—	—	—	—	—	—	—	(14,588,786)	(14,588,786)

Balance at December 31, 2006	4,468,148	4,468	—	—	425,000	50,632,170	(1,133,266)	(34,924,545)	15,003,827
Issued for cash on exercise of stock options	13,748	14	—	—	—	31,189	—	—	31,203
Stock based compensation	—	—	—	—	—	243,340	—	—	243,340
Issued for cash, net of costs	888,914	889	—	—	—	9,976,668	—	—	9,977,557
Net loss for the period	—	—	—	—	—	—	—	(16,761,805)	(16,761,805)

Balance at December 31, 2007	5,370,810	5,371	—	—	425,000	60,883,367	(1,133,266)	(51,686,350)	8,494,122
Issued for cash on exercise of stock options	1,159	2	—	—	—	2,660	—	—	2,662
Stock based compensation	—	—	—	—	—	186,578	—	—	186,578
Issued for cash	1,334	1	—	—	—	4,498	—	—	4,499
Issued for cash, restricted stock	—	—	4,000	4	—	13,497	—	—	13,501
Issued for cash, net of stock issue costs of $94, 702	2,014,365	2,014	—	—	—	22,564,279	—	—	22,566,293
Net loss for the period	—	—	—	—	—	—	—	(14,028,617)	(14,028,617)

Balance at December 31, 2008	7,387,668	7,388	4,000	4	425,000	83,654,879	(1,133,266)	(65,714,967)	17,239,038
Issued for cash on exercise of stock options	1,432	1	—	—	—	3,472	—	—	3,473
Stock based compensation	—	—	—	—	—	200,522	—	—	200,522
Restricted stock transferred to common stock	1,333	1	(1,333)	(1)	—	—	—	—	—
Warrants issued on signing of loan agreement	—	—	—	—	9,333	—	—	—	9,333
Net loss for the period	—	—	—	—	—	—	—	(10,022,979)	(10,022,979)

Balance at December 31, 2009	7,390,433	7,390	2,667	3	434,333	83,858,873	(1,133,266)	(75,737,946)	7,429,387
Issued for cash on exercise of stock options	423	—	—	—	—	1,435	—	—	1,435
Stock based compensation	—	—	—	—	—	169,424	—	—	169,424
Restricted stock transferred to common stock	1,334	1	(1,334)	(2)	—	—	—	—	(1)
Warrants expired April 30, 2010	—	—	—	—	(425,000)	425,000	—	—	—
Issued for cash, net of stock issue costs of $172,389	2,877,777	2,878	—	—		14,824,734	—	—	14,827,612
Net loss for the period	—	—	—	—			—	(10,814,788)	(10,814,788)

Balance at December 31, 2010	10,269,967	10,269	1,333	1	9,333	99,279,466	(1,133,266)	(86,552,734)	11,613,069
Stock based compensation	—	—	—	—	—	114,089	—	—	114,089
Issued for cash, net of stock issue costs of $7, 397	959,261	960	—	—	—	4,991,901	—	—	4,992,861
Restricted stock transferred to common stock	1,333	1	(1,333)	(1)	—	—	—	—	—
Net loss for the period	—	—	—	—	—	—	—	(14,159,754)	(14,159,754)

Balance at December 31, 2011	11,230,561	11,230	—	—	9,333	104,385,456	(1,133,266)	(100,712,488)	2,560,265
Issued for cash on exercise of stock options	107	—	—	—	—	240	—	—	240
Stock based compensation	—	—	—	—	—	3,210	—	—	3,210
Issued for cash, net of stock issuance cost of $837,280	1,202,276	1,203	—	—	—	5,924,062	—	—	5,925,265
Investor note converted to common stock	1,240,216	1,240	—	—	—	6,840,904	—	—	6,842,144
Conversion of warrant liability and issuance of warrants	—	—	—	—	1,073,860	—	—	—	1,073,860
Beneficial conversion option	—	—	—	—	—	1,355,523	—	—	1,355,523
Net loss for the period	—	—	—	—	—	—	—	(10,908,727)	(10,908,727)

Balance at December 31, 2012	13,673,160	$13,673	—	—	$1,083,193	$118,509,395	$(1,133,266)	$(111,621,215)	$6,851,780

See accompanying notes to the consolidated financial statements.

Celator Pharmaceuticals, Inc. and Subsidiaries

(A development stage company)

Consolidated Statements of Cash Flows

			November 18, 1999 (inception) to December 31, 2012
	Year ended December 31,
	2012	2011
Operating activities
Net loss	$(10,908,727)	$(14,159,754)	$(111,621,215)
Adjustments for non-cash items
Amortization and depreciation	411,621	441,687	4,674,121
Accretion on preferred stock	—	—	1,475,853
Non-cash stock-based compensation expense	3,210	114,089	1,119,152
Gain on settlement of preferred stock	—	—	(1,562,689)
Loss on disposal of property and equipment	83,077	573,583	772,086
Non-cash financing costs	4,193,438	68,655	4,696,426
Changes in operating assets and liabilities
Other receivables, net	(782,599)	(790,747)	(2,000,357)
Prepaid expenses and deposits	(102,076)	148,821	(148,275)
Other assets	(47,220)	20,480	(105,805)
Accounts payable	198,156	(729,309)	699,866
Accrued liabilities	290,605	(287,749)	1,204,034
Deferred revenue	1,692,308	—	1,692,308

Cash used in operating activities	(4,968,207)	(14,600,244)	(99,104,495)

Investing activities
Purchase of property and equipment	(35,752)	(380,299)	(7,337,998)
Proceeds on disposals of property and equipment	61,918	287,270	395,388

Cash provided by (used in) investing activities	26,166	(93,029)	(6,942,610)

Financing activities
Proceeds from issuance of common stock and on options exercised	6,763,043	—	8,515,281
Proceeds from issuance of warrants	242	258	500
Proceeds from issuance of preferred stock	—	5,000,000	102,157,702
Payment of share issuance costs	(837,280)	(7,397)	(1,891,734)
Proceeds from loans payable	5,423,390	2,576,610	17,898,295
Repayments of capital lease obligation	—	—	(163,242)
Repayments of loans payable	—	(49,434)	(9,735,054)

Cash provided by financing activities	11,349,395	7,520,037	116,781,748

Effect of foreign exchange rate changes	13,876	1,217	(1,086,635)

Net change in cash	6,421,230	(7,172,019)	9,648,008
Cash and cash equivalents, beginning of year	3,226,778	10,398,797	—

Cash and cash equivalents, end of year	$9,648,008	$3,226,778	$9,648,008

Supplemental disclosure of cash flow information
Interest paid	63,566	10,601	1,043,816
Income taxes paid	71,851	17,121	172,451
Property and equipment purchased under capital lease	—	—	449,744
Preferred stock issued on conversion of debt	—	—	5,337,417
Common stock issued on conversion of debt and accrued interest	6,842,144	—	6,842,144

See accompanying notes to the consolidated financial statements.

Celator Pharmaceuticals, Inc. and Subsidiaries

(A development stage company)

Notes to the Consolidated Financial Statements

1. Nature of Business and Liquidity

Celator Pharmaceuticals, Inc. (“CPI” or the “Company”) is a development stage company developing new therapeutic products for cancer treatment using proprietary technology that recognizes and controls the delivery of efficacious fixed ratios of drug combinations to tumor sites.

The Company has incurred recurring losses and negative cash flows from operations since inception. As of December 31, 2012, the Company had accumulated a deficit of $111,621,215. The Company expects operating losses and negative cash flows to continue for the foreseeable future until such time, if ever, that it can generate significant revenues from its product candidates currently in development. Management estimates that current cash and cash equivalents are sufficient to sustain planned operations through the middle of the first quarter of 2014. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates. There is no assurance that such financing will be available when needed or on acceptable terms. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Management is currently evaluation different strategies to obtain the required funding of future operations. These strategies may include, but are not limited to: sales of equity securities, collaboration or licensing agreements with third parties, and/or borrowing of debt. There can be no assurance that these future funding efforts will be successful.

The Company is subject to those risks associated with any specialty pharmaceutical company that has substantial expenditures for research and development. There can be no assurance that the Company’s research and development projects will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees and consultants.

2. Summary of Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S. dollars. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Basis of consolidation: The consolidated financial statements include the accounts of CPI and its wholly-owned subsidiaries, Celator Pharmaceutical Corp. (“CPC”) and Celator UK Ltd. All intercompany transactions have been eliminated.

Use of estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates. Significant areas requiring management estimates in the preparation of these consolidated financial statements include, amongst other things, assessment of other receivables, accrued liabilities, impairment and amortization of property and equipment, valuation allowance for deferred income taxes, valuation of stock-based compensation, warrants and contingencies.

Foreign currency translation and transactions: The functional currency of the Company and its foreign subsidiary is the U.S. dollar. As such, monetary assets and liabilities of the Company’s operation denominated in a currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Expenses are translated at the average exchange rates prevailing during the year, with the exception of amortization which is translated at historical cash and cash equivalents exchange rates. Exchange gains and losses on translation are included in operations.

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The carrying amount of cash equivalents approximates its fair value due to its short-term nature. The Company had $9.1 million in short-term money market accounts as of December 31, 2012.

Property and equipment: Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line depreciation method as follows:

Computer equipment	4 years
Furniture and office equipment	7 years
Laboratory equipment	10 years
Capital lease equipment and Leasehold improvements	Lesser of useful life or term of lease

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. The Company reviews property and equipment to assess recoverability from future operations whenever events and circumstances indicate that the carrying value may not be recoverable. Impairment losses are recognized in operating results when expected undiscounted future cash flows are less than the carrying value of the assets used or disposed of by sale. If impairment is indicated, the asset value is written down to its fair value.

Research and development: Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, payroll taxes, employee benefits, materials, supplies, maintenance of research equipment, costs related to research collaboration and licensing agreements, the cost of services provided by outside contractors, including services related to the Company’s clinical trials, clinical trial expenses, the full cost of manufacturing drug for use in research, preclinical development, and clinical trials. All costs associated with research and development are expensed as incurred.

Research collaboration funding: The Company has research and development agreements where the Company receives funding when it achieves certain agreed upon milestones such as meeting clinical trial objectives or patient enrollment. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605-28-25-2, Milestone Method-Recognition milestones considered substantive and that related solely to past Company performance and do not have any remaining deliverables associated with them are recognized as revenue when earned. Income derived from these arrangements is shown gross of research and development expenses on the consolidated statement of loss and comprehensive loss.

Stock-based compensation: Stock based compensation transactions are recognized as compensation expense in the consolidated statement of loss and comprehensive loss based on their fair values on the date of the grant, with the compensation expense recognized over the period in which a grantee is required to provide service in exchange for the award.

The Company estimates the fair value of options granted using the Black-Scholes option valuation model. This estimate uses assumptions regarding a number of inputs that required the Company to make significant estimates and judgments. Because the Company does not have publicly traded common stock the expected volatility assumption was based on industry peer information.

Warrants: The estimated fair value of warrants is determined by using the Black-Scholes pricing model with assumptions for risk free interest rates, dividend yields, volatility factors and the contractual life of the warrants.

Loss per share: Income (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share would be calculated, if the Company had positive net earnings, to give effect to the potential dilution that if secured or other contracts to issue common stock were exercised or converted to common stock using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common stock at the prevailing market rate.

Income taxes: The Company accounts for income taxes using ASC 740 Income Taxes. ASC 740 Income Taxes is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, ASC 740 generally considers all expected future events other than enactments of and changes in the tax law or rates. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Valuation allowances are provided if, considering available evidence, it is more likely than not that the deferred tax assets will not be realized. ASC 740 clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. ASC 740 provides a benefit recognition model with a two-step approach consisting of “more-likely-than-not” recognition criteria, and a measurement attribute that measures a given tax position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. ASC 740 also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements.

Investment tax credits relating to scientific research and experimental development are accounted for in operations. To the extent there is reasonable assurance the credits will be realized, they are recorded in the period the related expenditure is made as a reduction of current operating expenses (tax recovery).

Fair value of financial instruments: The carrying values of certain Company’s financial instruments, including cash equivalents, restricted cash, other receivables, accounts payable and loans payable approximate fair value due to their short maturities.

ASC 820 Fair Value Measurements defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820-10 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, such as: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

ASC 820, Fair Value Measurements requires disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value.

The following table provides the assets carried at fair value:

	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2012
Assets:
Money Market Fund	$9,107,500	$9,107,500	—	—

December 31, 2011
Assets:
Money Market Fund	$1,653,864	$1,653,864	—	—
Liabilities:
Warrant Liability	$549,317	—	—	$549,317

The reconciliation of the warrant liability measured at fair value on a recurring basis using unobservable inputs (Level 3) is as follows:

January 1, 2011	$—
Issuance of warrants	549,317

December 31, 2011	549,317
Issuance of warrants	513,809
Reclassification to equity	(1,063,126)

December 31, 2012	$—

Segment reporting: The Company operates within one reportable segment and presents geographic results of its United States and Canadian operations. Intersegment transactions and balances have been eliminated in the preparation of the segmental analysis note.

Reverse stock split: On August 28, 2012, the Company’s board of directors and stockholders approved an amendment to the Company’s certificate of incorporation which provided for a 18.7495-to-1 reverse stock split of the outstanding common stock and Series A, B, C and D convertible preferred stock (collectively, “Capital Stock”), which became effective on August 28, 2012. Accordingly, (i) every 18.7495 shares of capital stock have been combined into one share of new common stock, (ii) the number of shares of common stock into which each outstanding option and warrant to purchase common stock has been proportionately decreased on an 18.7495-to-1 basis, (iii) the exercise price for each outstanding option and warrant to purchase capital stock has been proportionately increased on an 18.7495-to-1 basis. All of the share numbers, share prices, and exercise prices have been adjusted within these consolidated financial statements, on a retroactive basis, to reflect this 18.7495-to-1 reverse stock split.

Adjustment to Balance Sheet and Statement of Cash Flows: The Company has determined that the money market accounts previously included in short term investments should have been included in cash and cash equivalents at December 31, 2011 and 2010. The adjustment resulted in a $1,653,864 and $3,801,484 increase in cash and cash equivalents as of December 31, 2011 and 2010, respectively. In addition, the sales and purchases of short term investments previously included within net cash provided by/ (used in) investing activities should have been included as cash and cash equivalents. This adjustment resulted in cash provided by investing activities being overstated by $2,147,620 for the year ended December 31, 2011 and had no impact on any amounts on the consolidated statements of loss and comprehensive loss. The Company believes that the impact of these adjustments is not material to the Company’s financial position, results of operations or liquidity for the year ended December 31, 2011.

Recent accounting standards: In May 2011, the FASB issued amendments to disclosure requirements for common fair value measurement. These amendments, effective for the interim and annual periods beginning on or after December 15, 2011, provide common definitions of fair value and common fair value measurements and disclosure requirements between U.S. GAAP and International Financial Reporting Standards (“IFRS”). Consequently, the amendments change some fair value measurement principles and disclosure requirements. The adoption of this amended accounting guidance did not have a material impact on the Company’s consolidated financial position and results of operations.

In June 2011, the FASB issued amendments to disclosure requirements for the presentation of comprehensive income. This guidance, effective retrospectively for the interim and annual periods beginning on or after December 15, 2011 requires the presentation of total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company early adopted this amendment on January 1, 2011. The adoption of this amended accounting guidance did not have a material impact on the Company’s consolidated financial position and results of operations.

In July 2012, FASB issued amendments to accounting guidance relating to the testing of indefinite-lived intangible assets for impairment. The new guidance, effective for annual and interim impairment tests of indefinite-lived intangible assets performed for fiscal years beginning after September 15, 2012 (early adoption is permitted), provides an entity with the option to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. The amendments also enhance the consistency of impairment testing guidance among long-lived asset categories by permitting an entity to assess qualitative factors to determine whether it is necessary to calculate the asset’s fair value when testing an indefinite-lived intangible asset for impairment, which is equivalent to the impairment testing requirements for other long-lived assets. The adoption of this amended accounting guidance is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

3. Other Receivables

Other receivables as of December 31, 2012 and 2011, consists of the following:

	2012	2011
Receivables related to the sale of net operating losses	$1,363,559	$991,982
Receivables related to value added tax recovery	95,910	94,361
Receivables related to the LLS funding (see Note 11)	500,000	—
Other receivables	40,888	131,415

	$2,000,357	$1,217,758

4. Property and Equipment

Property and equipment as of December 31, 2012 and 2011, including assets held under capital lease, consists of the following:

	2012	2011
Computer and equipment	$103,858	$135,003
Furniture and office equipment	145,499	312,684
Laboratory equipment	1,779,188	3,198,697
Capital lease equipment	155,520	279,277
Leaseholds	73,060	305,109

	2,257,125	4,230,771
Less: Accumulated depreciation	(1,012,100)	(2,213,501)

	$1,245,025	$2,017,270

During the years ended December 31, 2012 and 2011, depreciation and amortization expense was $411,621, which included $78,758 of impairment loss, and $441,687 respectively.

During 2012 and 2011, assets with a net book value of $144,997 and $860,853 were sold for proceeds of $61,918 and $287,270, resulting in a loss on disposal of $83,077 and $573,583, respectively.

In February 2012, the Company closed a laboratory and consigned certain property and equipment for sale with net book value of $507,622. At December 31, 2012, the net book value of the remaining consigned equipment was $251,269, and consists solely of scientific equipment which is presented as assets held for sale on the consolidated balance sheet.

5. Accrued Liabilities

Accrued liabilities as of December 31, 2012 and 2011, consists of the following:

	2012	2011
Accrued bonuses	$458,177	$453,929
Accrued salaries and vacation	198,817	195,436
Accrued professional fees	265,802	143,318
Accrued trade payables	272,202	111,710

	$1,194,998	$904,393

6. Loans Payable

Long-term debt as of December 31, 2012 and 2011, consists of the following:

	2012	2011
Related Party Loan	$—	$2,105,241
Bank Loan	3,000,000	—

Total loans payable	3,000,000	2,105,241
Less: Current portion of loans payable	(1,200,000)	(2,105,241)

Loans payable, less current portion	$1,800,000	$—

Related Party Loan

In December 2011, certain of the Company’s existing investors purchased $2,576,610 of Convertible Promissory Notes (the “Notes”) pursuant to a Note and Warrant Purchase Agreement (the “Note Agreement”) under which $2,423,390 of additional Notes could be purchased for a total $5,000,000. The Notes bore interest at 8% compound annually and were due upon the earlier of a) a Sale Transaction (as defined in the Note Agreement), b) a liquidation or winding up of the Company or c) on demand of the holders of at least a majority of the principal amount outstanding under the Notes made any time after July 1, 2012. The Notes and accrued interest automatically convert upon a Qualified Financing (as defined in the Note Agreement) at a conversion price equal to the price per share of the securities sold in the Qualified Financing. Prior to a Qualified Financing, the Notes and accrued interest were convertible into shares of the Company’s previously outstanding Series D Preferred Stock (“Series D”) at $5.21 per share upon written notice of holders of at least a majority of the principal outstanding under the Notes.

The Company issued warrants to purchase 123,585 shares of Series D at $5.21 per share with a contractual life of 7 years in connection with the December 2011 Note purchase. The estimated fair value of the warrants of $549,317 was recorded as an original issue discount that was netted against the carrying value of the Notes and was amortized to interest expense using the effective interest method. During 2011, the Company recognized $68,655 of interest expense. Upon a Qualified Financing, the number and exercise price of the warrants would be adjusted based on the price of the securities sold in the Qualified Financing such that the fair value of the adjusted warrant would equal the fair value of the original warrant. Given the warrants were adjustable for a variable number of equity instruments for a fixed monetary amount, the warrants were initially recorded as a liability based on ASC Topic 480: Distinguishing Liabilities from Equity.

Under the Note Agreement, a portion of the remaining Notes were considered Preference Notes that contained the same terms and conditions as the Notes, but provided that in addition to the repayment of the outstanding principal, an additional return payment of four times the original principal balance of the Preference Note was required. During 2012, investors purchased the remaining $2,423,390 of Notes, of which $423,390 were Preference Notes. In conjunction with the purchase of the remaining Notes in 2012, the Company issued an additional 116,236 warrants with the same terms as the December 2011 warrants which had an estimated fair value of $513,809 which was recorded as original issue discount.

In August 2012, immediately prior to the closing of the Company’s private placement of common stock (see note 7), the $5,000,000 of Notes and accrued interest of $148,584 were converted into 915,304 shares of common stock using the conversion price of $5.625 per share which was equal to the common stock offering price in the private placement. The four time additional return on the Preference Notes of $1,693,560 was converted into 324,912 shares of common stock using a conversion price of $5.21 per share per the Omnibus Agreement, which was lower than the common stock offering price in the private placement. The four time additional return of $1,693,560 was recorded as additional interest expense. In addition, the Company recorded $994,471 of interest expense during 2012 for amortization of the remaining original issue discount.

After considering the allocation of the gross proceeds between the fair value of the warrants and the Notes, the Notes contained a contingent beneficial conversion option as the effective conversion price of the Notes was below the price paid by new investors in the private placement. The value of the contingent beneficial conversion option of $1,221,452 was recorded as additional interest expense with a corresponding increase to additional paid in capital. In addition, an incremental beneficial conversion option of $134,071 was recorded as the four time additional return on Preference Notes converted at a lower price per share than was used for the Notes which was recorded as additional interest expense with a corresponding increase to additional paid in capital.

Upon the conversion of the Notes into common stock, the $1,063,126 carrying value of the warrants (which became warrants to purchase common stock) were reclassified from a liability to stockholders’ equity as the number of shares exercisable under the warrants became fixed and no longer subject to adjustment for a fixed monetary amount.

Subsequent to the original issuance of the December 31, 2011 consolidated financial statements, management identified a material error with regards to the classification and valuation of warrants issued in connection with the December 2011 Notes. The correction of the material error resulted in the reclassification of $77,005 from warrants to warrant liability and an additional amount accrued to warrant liability of $472,312 in connection with a valuation error. In addition, interest expense in the consolidated statement of loss and comprehensive loss decreased by $8,450, which represented the change in accretion of the warrant discount in connection with the Notes. There was no material impact to net loss attributable to common stockholders, basic and diluted EPS, and the consolidated statement of cash flows.

Bank Loan

In June 2012 the Company entered in to a Loan and Security Agreement with a bank under which the Company can draw up to $3,000,000 until December 15, 2012. In June 2012 the Company borrowed $1,000,000 and in August 2012, the Company borrowed the remaining available balance of $2,000,000. The loan bears interest at a rate of 5.5%, with interest only payable for the first six months until December 15, 2012, after which monthly payments of principal and interest are due for a thirty month period.

In connection with this loan, a lien has been placed on scientific equipment with a net book value of $1.2 million. In connection with the loan, the Company issued warrants to purchase 17,267 shares of common stock at an exercise price of $ 5.21 per share. The estimated fair value of the warrants of $10,487 was expensed to non-cash financing costs with a corresponding credit to warrants. The Company estimated the fair value of the warrants using the Black Scholes model with a risk-free rate of 0.5%, dividend yield of 0%, volatility of 88% and a contractual life of 7 years.

7. Stockholders’ Equity

Private Placement

In August 2012, the Company commenced a private placement of its common stock and through the balance of 2012 sold 1,202,276 shares of common stock at $5.625 per share resulting in net proceeds of $5,925,523 after deduction issuance costs of $837,280.

Stock Options

In 2005, the Company adopted the Celator Pharmaceuticals, Inc. 2005 Equity Incentive Plan (the “Plan”). The Plan was most recently amended on July 7, 2008. At December 31, 2012, 213,618 stock options remain available to be granted. The Company has reserved shares of its common stock to permit exercise of options in accordance with the terms of the Plan. The Plan has two separate programs; the discretionary option grant program providing for the granting of both incentive and non-qualified stock options, as defined by the Internal Revenue Code; and the discretionary stock award program, under which shares may be issued, either for consideration or for no consideration are subject to restrictions or conditions.

Options granted under the Plan may be incentive stock options or non-qualified stock options. Incentive stock options may only be granted to employees. The board of directors, or a committee of the board of directors appointed to administer the Plan, determines the period over which options become exercisable and the conditions under which stock awards are granted and become vested.

Under the terms of the stock option agreement, unvested options may be exercised into restricted stock that the Company is under no obligation to repurchase. During 2008, an option holder exercised 4,000 options into restricted common stock.

Restricted stock transferred into unrestricted common stock under the same terms as the vesting of the stock options which were exercised.

The following table summarizes the activity of the Company’s stock option plans for the years ended December 31, 2012 and 2011:

	Number of options	Exercise price
January 1, 2011	1,010,619	$2.62
Granted	214	1.12
Exercised	—	—
Cancelled	(18,204)	1.41

December 31, 2011	992,629	$2.57
Granted	—	—
Exercised	(107)	2.25
Cancelled	(185,734)	2.74

December 31, 2012	806,788	$2.52

Exercisable at December 31, 2012	792,538	$2.53

The following table summarizes the stock options outstanding and exercised at December 31, 2012:

Range of exercise price	Number outstanding	Average exercise price	Remaining contractual life	Number exercisable	Average exercise price
$1.12	12,645	$1.12	7.7 years	7,377	$1.12
2.25-2.81	659,794	2.37	2.1 years	650,812	2.37
3.37	134,349	3.37	4.0 years	134,349	3.37

	806,788	$2.52	3.2 years	792,538	$2.53

The weighted average grant date fair value of stock options granted in the year ended December 31, 2011 was $0.56 using the following assumptions with the Black-Scholes model:

2011
Volatility	88%
Risk free interest rate	0.5%- 2.0%
Annual forfeiture rate	6%
Dividend yield	0%
Expected life (years)	4

There were no options issued in 2012.

The Company amortizes the fair value of the stock options on a straight-line basis over the applicable requisite service periods of the awards, which is generally the vesting period. At December 31, 2012, the total compensation cost related to non-vested awards not yet recognized and weighted average period over which it will be recognized was $14,752 and 1.0 years, respectively.

A summary of unvested awards activity during the year ended December 31, 2012 is as follows:

Nonvested Options	Number	Aggregate exercise price
January 1, 2012	71,944	$87,653
Granted	—	—
Vested	(57,060)	(72,546)
Forfeited	(633)	(355)

December 31, 2012	14,251	$14,752

The stock-based compensation expense for the years ended December 31, 2012 and 2011 was $3,210 and $114,089, respectively.

Warrants

The following table summarizes the warrants outstanding to purchase common stock at December 31, 2012:

	Number of Warrants	Exercise Price	Issue Date	Term
Comerica Bank	12,445	$11.25	March 2009	7 years
Series A, B, C & D Investors	123,585	$5.21	December 2011	7 years
Investor	3,700	$5.21	February 2012	6 years
Square 1 Bank	17,267	$5.21	June 2012	7 years
Series A, B, C & D Investors	112,536	$5.21	August 2012	7 years

8. Income Taxes

Loss before income taxes consisted of the following:

	2012	2011
Domestic	$(10,035,313)	$(10,498,950)
Foreign	(2,236,973)	(4,635,665)

Total	$(12,272,286)	$(15,134,615)

A reconciliation of the Statutory United States federal income tax rate to the Company’s effective rate and for December 31, 2012 and 2011 is as follows:

	2012	2011
Loss before income taxes	$(12,272,286)	$(15,134,615)
	34%	34%
US federal statutory tax rate	4,172,577	5,145,769
State, net of federal rate	613,614	756,730
Permanent differences	(1,344,421)	(158,456)
Research and development tax credits	(3,559,200)	—
Other	321,181	—
Change in valuation allowances	1,159,808	(4,769,182)

	$1,363,559	$974,861

In 2012 and 2011, the Company was approved to sell New Jersey net operating loss carryforwards (“NOLS”) under the New Jersey Technology Business Tax Certificate Transfer Program, which resulted in the recognition of an income tax benefit of $1,363,559 and $991,982, respectively.

Deferred income taxes reflect the tax effects of temporary differences between the basis of assets and liabilities recognized for financial reporting purposes and tax purposes, and net operating loss and tax credit carry forwards. Significant components of the Company’s total deferred tax asset as of December 31, 2012 and 2011 are as follows:

	2012	2011
Net operating loss carry forwards	$35,362,944	$32,835,034
Research and development expenditures	3,884,379	6,500,969
Accrued expenses and other	(12,005)	164,997
Property and equipment	(19,995)	(68,479)
R&D investment tax credits carryforwards	547,716	1,490,326

Deferred tax assets	$39,763,039	$40,922,847
Deferred tax asset valuation allowance	$(39,763,039)	$(40,922,847)

	$—	$—

The valuation allowance for deferred tax assets as of January 1, 2012 was $40,922,847. The net change in the total valuation allowance was a decrease of $1,159,808 in 2012. The valuation allowance at December 31, 2012 was primarily related to R&D investment tax credits carryforwards and expenditures, federal and state net operating loss carryforwards that, in the judgment of management, are not more-likely-than-not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. During 2012, the Company adjusted the cumulative deferred tax assets for research and development expenditures and R&D investment tax credits carry forwards through the current year provision and offset by the valuation allowance.

At December 31, 2012, the Company had net operating loss carryforwards for Federal income tax purposes of $99,332,327 which are available to offset future Federal taxable income, if any, through 2023. The Company has net operating loss carryforwards for state income tax purposes of $31,799,470 which are available to offset future state taxable income through 2030.

At December 31, 2012 and 2011, the Company had Canadian federal and British Columbia investment tax credits of approximately $524,629 and $716,436 and $23,087 and $42,866, respectively, available to reduce taxes payable through 2030 and 2022, respectively. The Company has no Canadian tax loss carry forwards.

9. Geographic Segment Information

The Company operates in the United States and Canada. Geographic net loss information is based on the location whereby the expenses were incurred. The geographic information about total assets is based on the physical location of the assets.

	Total Assets
	2012	2011
United States	$11,578,590	$3,052,317
Canada	717,250	2,277,865
Germany	1,143,104	1,290,489

Total Assets	$13,438,944	$6,620,671

	Net Loss
	2012	2011
United States	$(8,537,683)	$(10,498,950)
Canada	(2,236,973)	(3,660,804)

Total Net Loss	$(10,774,656)	$(14,159,754)

10. Commitments and Contingencies

The Company has a worldwide exclusive license agreement with Princeton University dated June 2007 that provides the Company with exclusive rights to inventions developed by Princeton University arising from research sponsored by the Company between 2003 and 2007. These inventions are generally characterized as particulate constructs for release of active agents for medical application. The Company is obligated to pay a royalty on net sales to Princeton University of a low single-digit percentage if any invention is sold by the Company or a company to which the product covered by the invention was licensed by the Company, which was generated under the exclusive licensing agreement. No royalty or other product/sub-license-related payments have been made to date. The Company is obligated to provide Princeton University a percentage within the range of 45% to 55% of proceeds obtained from a sub-license of the intellectual property to a third party in cases where the Company has not conducted any research or development activities and is solely licensing out the original intellectual property jointly developed by the Company and Princeton University. The Company may terminate the agreement at any time by giving 90 days written notice to Princeton University. Princeton may terminate the agreement if the Company should breach or fail to perform under the agreement, with written notice of default provided by Princeton University to the Company and only if the Company fails to cure the default within 60 days. The Company is obligated under the agreement to provide an annual progress report to Princeton University on any developments of the licensed technology as well as prosecution of the patents covering the technology and the use of commercially reasonable efforts to develop licensed products.

The Company has a collaborative research agreement dated May 2001 with the British Columbia Cancer Agency (“BCCA”) whereby in consideration for the license and conditional assignment of all Company-sponsored intellectual property to the Company by BCCA, the Company will pay to BCCA a royalty in the low single digits on net sales of royalty-bearing products in territories so long as a valid claim exists for inventions made between June 2000 and June 2005 under the agreement. All obligations relating to the conduct of the research and assignment of intellectual property have been completed. No payments of royalties have been made to date. Either party may terminate the agreement if the other party commits a material breach or default and such breach or default is not reasonably cured within 45 days.

In consideration of funding by the Leukemia & Lymphoma Society® (“LLS”) and transfer to the Company of any rights LLS may have to any project inventions developed during the term of the agreement, the Company must pay LLS a multiple on the LLS funding, (LLS funding is the $5 million in support of the Phase 3 study in addition to the approximately $4.1 million the Company received in support of the Phase 2 study.) Subject to exclusions under the agreement, the Company is obligated to pay LLS an amount equal to 50% of the cash payments the Company receives from out-licenses and transfers of rights to the product or other liquidity event, as defined in the agreement, until LLS has received an amount equal to 1.5 times the amount of funding the Company receives from LLS. The total amount payable by the Company to LLS will not exceed 3.55 times the amount of funding received from LLS, with the specific amount depending on when the payment(s) occur relative to the timing of the research program and product commercialization. The payments may take the form of cash payments or royalties (not to exceed 5% of net sales) but will not exceed the maximum amount referred to in the preceding sentence.

The Company entered into office lease agreements for office space in Vancouver, British Columbia, that expires July 1, 2014 and Ewing, New Jersey, on July 2, 2018.

Minimum lease payments are as follows:

Year Ending December 31,	Minimum Payment Due
2013	$136,759
2014	206,683
2015	209,997
2016	176,773
2017	143,550
2018	72,373

Total	$946,135

11. Research collaboration funding

In June 2012, the Company entered into an agreement with LLS pursuant to which LLS has agreed to provide up to $5.0 million in funding from the LLS Therapy Acceleration Program (“TAP program”) for the Phase 3 clinical study of the Company’s lead compound CPX-351. Upon execution of the agreement, the Company received an upfront payment of $2.0 million and may receive further payments of $3.0 million upon the achievement of clinical milestones. The Company recorded the $2.0 million upfront payment as deferred revenue which will be recognized on a straight-line basis over the estimated 39 month performance period of the funding agreement. During 2012, the Company met two separate milestones under the agreement which resulted in the recognition of $1.0 million which was recorded as research and collaboration funding of which $500,000 was a receivable as of December 31, 2012. The agreement remains in effect until the completion of the milestones unless earlier terminated in accordance with the provisions in the agreement. The Company may terminate the agreement at any time during its term upon at least 30 days’ prior written notice to LLS or upon written notice to LLS upon the termination of the CPX-351 program. LLS may terminate this agreement upon 90 days prior written notice to the Company. Funding under the agreement is exclusively for use in support of the clinical development activities of the research program. Provided the Company believes the product is safe and effective, the Company has agreed that, for a period of five years following the expiration or termination of the agreement, the Company will take such steps as are commercially reasonable to further the clinical development of the product and to bring the product to practical application for Acute Myeloid Leukemia.

Celator Pharmaceuticals, Inc. and Subsidiaries

(A development stage company)

Consolidated Balance Sheets

(Unaudited)

	March 31, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$8,110,389	$9,648,008
Restricted cash	339,377	40,205
Other receivables	115,552	2,000,357
Prepaid expenses and deposits	99,979	148,275
Assets held for sale	207,566	251,269
Other current assets	440,000	—

Total current assets	9,312,863	12,088,114
Property and equipment, net	1,197,437	1,245,025
Other assets	161,102	105,805

Total assets	$10,671,402	$13,438,944

Liabilities
Current liabilities:
Accounts payable	$597,169	$699,858
Accrued liabilities	1,937,866	1,194,998
Current portion of deferred revenue	615,384	615,384
Current portion of loans	1,200,000	1,200,000

Total current liabilities	4,350,419	3,710,240
Deferred revenue	923,078	1,076,924
Loans payable	1,500,000	1,800,000

Total liabilities	6,773,497	6,587,164

Stockholders’ Equity
Common stock
Authorized 255,000,000 shares, par value $0.001 Issued and outstanding 13,673,160 shares as of March 31, 2013 and December 31, 2012	13,673	13,673
Warrants	1,083,193	1,083,193
Additional paid-in capital	118,513,671	118,509,395
Accumulated other comprehensive loss	(1,133,266)	(1,133,266)
Deficit accumulated during the development stage	(114,579,366)	(111,621,215)

Total Stockholders’ Equity	3,897,905	6,851,780

Total Liabilities and Stockholders’ Equity	$10,671,402	$13,438,944

See accompanying notes to consolidated financial statements.

Celator Pharmaceuticals, Inc. and Subsidiaries

(A development stage company)

Consolidated Statement of Loss and Comprehensive Loss

(Unaudited)

	Three months ended March 31		November 18, 1999 (inception) to March 31, 2013
	2013	2012
Expenses
Research and development	$1,651,409	$920,475	$82,069,074
Leukemia & Lymphoma Society funding	(153,846)	(135,000)	(5,610,268)
Research collaboration income	—	—	(2,240,720)
General and administrative	1,348,999	778,350	38,549,719
Loss on disposal of property and equipment	13,727	13,872	785,813
Amortization and depreciation	47,588	85,965	4,721,818

Operating loss	(2,907,877)	(1,663,662)	(118,275,436)

Other income (expenses)
Foreign exchange (loss) gain	(3,049)	83	540,199
Interest and miscellaneous income	429	879	2,762,398
Gain on settlement in exchange of preferred stock	—	—	1,562,689
Interest expense	(47,654)	(366,917)	(5,936,946)

Loss before income taxes	(2,958,151)	(2,029,617)	(119,347,096)

Income tax benefit	—	—	6,243,583

Net loss incurred in the development stage	(2,958,151)	(2,029,617)	(113,103,513)
Other comprehensive loss attributable to foreign exchange translation	—	—	(1,133,266)

Comprehensive loss	(2,958,151)	(2,029,617)	(114,236,779)
Accretion on preferred stock	—	—	(1,475,853)

Total comprehensive loss attributable to common stockholders	$(2,958,151)	$(2,029,617)	$(115,712,632)

Net loss incurred in the development stage	(2,958,151)	(2,029,617)	(113,103,513)
Accretion on preferred stock	—	—	(1,475,853)

Net loss attributable to common stockholders	$(2,958,151)	$(2,029,617)	$(114,579,366)

Net loss per share
Basic and diluted	$(0.22)	$(0.18)

Weighted average of common shares outstanding
Basic and diluted	13,673,160	11,230,667

See accompanying notes to consolidated financial statements.

Celator Pharmaceuticals, Inc. and Subsidiaries

(A development stage company)

Consolidated Statements of Stockholders’ Equity

From November 18, 1999 (inception) to March 31, 2013

(Unaudited)

							ACCUMULATED	DEFICIT ACCUMULATED
	COMMON STOCK		RESTRICTED STOCK			ADDITIONAL	OTHER	DURING THE
					WARRANTS	PAID-IN	COMPREHENSIVE	DEVELOPMENT	STOCKHOLDERS’
	NUMBER	AMOUNT	NUMBER	AMOUNT	AMOUNT	CAPITAL	LOSS	STAGE	EQUITY
Issued on incorporation	25,802	$26	—	$—	$—	$3,230	$—	$—	$3,256
Issued for technology	1,602	2	—	—	—	200	—	—	202
Issued for cash, net of stock issuance costs	8,479	8	—	—	—	402,689	—	—	402,697
Foreign currency translation adjustment	—	—	—	—	—	—	(1,987)	—	(1,987)
Net loss	—	—	—	—	—	—	—	(200,050)	(200,050)

Balance at December 31, 2000	35,883	36	—	—	—	406,119	(1,987)	(200,050)	204,118
Issued for cash on exercise of stock options	55	—	—	—	—	3,722	—	—	3,722
Issued for cash, net of stock issuance costs	7,467	7	—	—	—	1,084,817	—	—	1,084,824
Foreign currency translation adjustment	—	—	—	—	—	—	(20,689)	—	(20,689)
Net loss	—	—	—	—	—	—	—	(773,668)	(773,668)

Balance at December 31, 2001	43,405	43	—	—	—	1,494,658	(22,676)	(973,718)	498,307
Issued for cash, net of stock issuance costs	1,118	1	—	—	—	137,735	—	—	137,736
Foreign currency translation adjustment	—	—	—	—	—	—	13,861	—	13,861
Net loss	—	—	—	—	—	—	—	(1,497,719)	(1,497,719)

Balance at December 31, 2002	44,523	44	—	—	—	1,632,393	(8,815)	(2,471,437)	(847,815)
Issued for cash—exercise of stock options	3,522	4	—	—	—	8,513	—	—	8,517
Foreign currency translation adjustment	—	—	—	—	—	—	(484,668)	—	(484,668)
Net loss	—	—	—	—	—	—	—	(3,506,027)	(3,506,027)

Balance at December 31, 2003	48,045	48	—	—	—	1,640,906	(493,483)	(5,977,464)	(4,829,993)
Issued for cash—exercise of stock options	6,410	6	—	—	—	15,464	—	—	15,470
Foreign currency translation adjustment	—	—	—	—	—	—	(811,423)	—	(811,423)
Net loss	—	—	—	—	—	—	—	(5,445,046)	(5,445,046)

Balance at December 31, 2004	54,455	54	—	—	—	1,656,370	(1,304,906)	(11,422,510)	(11,070,992)
Warrants issued on conversion of bridge loan	—	—	—	—	425,000	—	—	—	425,000
Issued on reorganization	844,173	844	—	—	—	9,495,846	—	—	9,496,690
Issued on conversion of debt	246,864	247	—	—	—	2,776,897	—	—	2,777,144
Issued for cash, net of stock issue costs	3,308,789	3,309	—	—	—	36,462,039	—	—	36,465,348
Issued for cash on exercise of stock options	12,054	12	—	—	—	33,134	—	—	33,146
Issued for cash on exercise of warrants	108	—	—	—	—	1,220	—	—	1,220
Foreign currency translation adjustment	—	—	—	—	—	—	171,640	—	171,640
Net loss	—	—	—	—	—	—	—	(8,913,249)	(8,913,249)

Balance at December 31, 2005	4,466,443	4,466	—	—	425,000	50,425,506	(1,133,266)	(20,335,759)	29,385,947
Issued for cash on exercise of stock options	1,705	2	—	—	—	4,675	—	—	4,677
Stock based compensation	—	—	—	—	—	201,989	—	—	201,989
Net loss for the period	—	—	—	—	—	—	—	(14,588,786)	(14,588,786)

Balance at December 31, 2006	4,468,148	4,468	—	—	425,000	50,632,170	(1,133,266)	(34,924,545)	15,003,827
Issued for cash on exercise of stock options	13,748	14	—	—	—	31,189	—	—	31,203
Stock based compensation	—	—	—	—	—	243,340	—	—	243,340
Issued for cash, net of costs	888,914	889	—	—	—	9,976,668	—	—	9,977,557
Net loss for the period	—	—	—	—	—	—	—	(16,761,805)	(16,761,805)

Balance at December 31, 2007	5,370,810	5,371	—	—	425,000	60,883,367	(1,133,266)	(51,686,350)	8,494,122
Issued for cash on exercise of stock options	1,159	2	—	—	—	2,660	—	—	2,662
Stock based compensation	—	—	—	—	—	186,578	—	—	186,578
Issued for cash	1,334	1	—	—	—	4,498	—	—	4,499
Issued for cash, restricted stock	—	—	4,000	4	—	13,497	—	—	13,501
Issued for cash, net of stock issue costs	2,014,365	2,014	—	—	—	22,564,279	—	—	22,566,293
Net loss for the period	—	—	—	—	—	—	—	(14,028,617)	(14,028,617)

Balance at December 31, 2008	7,387,668	7,388	4,000	4	425,000	83,654,879	(1,133,266)	(65,714,967)	17,239,038
Issued for cash on exercise of stock options	1,432	1	—	—	—	3,472	—	—	3,473
Stock based compensation	—	—	—	—	—	200,522	—	—	200,522
Restricted stock transferred to common stock	1,333	1	(1,333)	(1)	—	—	—	—	—
Warrants issued on signing of loan agreement	—	—	—	—	9,333	—	—	—	9,333
Net loss for the period	—	—	—	—	—	—	—	(10,022,979)	(10,022,979)

Balance at December 31, 2009	7,390,433	7,390	2,667	3	434,333	83,858,873	(1,133,266)	(75,737,946)	7,429,387
Issued for cash on exercise of stock options	423	—	—	—	—	1,435	—	—	1,435
Stock based compensation	—	—	—	—	—	169,424	—	—	169,424
Restricted stock transferred to common stock	1,334	1	(1,334)	(2)	—	—	—	—	(1)
Warrants expired April 30, 2010	—	—	—	—	(425,000)	425,000	—	—	—
Issued for cash, net of stock issue costs	2,877,777	2,878	—	—	—	14,824,734	—	—	14,827,612
Net loss for the period	—	—	—	—	—	—	—	(10,814,788)	(10,814,788)

Balance at December 31, 2010	10,269,967	10,269	1,333	1	9,333	99,279,466	(1,133,266)	(86,552,734)	11,613,069
Stock based compensation	—	—	—	—	—	114,089	—	—	114,089
Issued for cash, net of stock issue costs	959,261	960	—	—	—	4,991,901	—	—	4,992,861
Restricted stock transferred to common stock	1,333	1	(1,333)	(1)	—	—	—	—	—
Net loss for the period	—	—	—	—	—	—	—	(14,159,754)	(14,159,754)

Balance at December 31, 2011	11,230,561	11,230	—	—	9,333	104,385,456	(1,133,266)	(100,712,488)	2,560,265
Issued for cash on exercise of stock options	107	—	—	—	—	240	—	—	240
Stock based compensation	—	—	—	—	—	3,210	—	—	3,210
Issued for cash, net of stock issuance cost	1,202,276	1,203	—	—	—	5,924,062	—	—	5,925,265
Investor note converted to common stock	1,240,216	1,240	—	—	—	6,840,904	—	—	6,842,144
Conversion of warrant liability and issuance of warrants	—	—	—	—	1,073,860	—	—	—	1,073,860
Beneficial conversion option	—	—	—	—	—	1,355,523	—	—	1,355,523
Net loss for the period	—	—	—	—	—	—	—	(10,908,727)	(10,908,727)

Balance at December 31, 2012	13,673,160	13,673	—	—	1,083,193	118,509,395	(1,133,266)	(111,621,215)	6,851,780
Stock based compensation	—	—	—	—	—	4,276	—	—	4,276
Net loss for the period	—	—	—	—	—	—	—	(2,958,151)	(2,958,151)

Balance at March 31, 2013	13,673,160	$13,673	—	$—	$1,083,193	$118,513,671	$(1,133,266)	$(114,579,366)	$3,897,905

See accompanying notes to consolidated financial statements.

Celator Pharmaceuticals, Inc. and Subsidiaries

(A development stage company)

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31		November 18, 1999 (inception) to March 31, 2013
	2013	2012
Operating activities
Net loss	$(2,958,151)	$(2,029,617)	$(114,579,366)
Adjustments to reconcile net loss to net cash used in operating activities			—
Amortization and depreciation	47,588	85,965	4,721,818
Accretion on preferred stock	—	—	1,475,853
Non-cash stock-based compensation expense	4,276	802	1,123,428
Gain on settlement of preferred stock	—	—	(1,562,689)
Loss on disposal of property and equipment	13,727	13,872	785,813
Non-cash financing costs	7,733	366,917	4,704,159
Changes in operating assets and liabilities
Other receivables	1,884,109	953,258	(116,248)
Prepaid expenses and deposits	47,997	(45,740)	(100,278)
Other current assets	(440,000)	—	(440,000)
Restricted cash	(300,001)	—	(300,001)
Other assets	(63,109)	—	(168,914)
Accounts payable	(101,786)	(312,858)	598,075
Accrued liabilities	747,494	30,292	1,951,424
Deferred revenue	(153,846)	—	1,538,462

Cash used in operating activities	(1,263,969)	(937,109)	(100,368,464)

Investing activities
Purchase of property and equipment	—	(14,955)	(7,337,998)
Proceeds on disposals of property and equipment	29,976	5,014	425,364

Cash provided by (used in) investing activities	29,976	(9,941)	(6,912,634)

Financing activities
Proceeds from issuance of common stock and on options exercised	—	240	8,515,281
Proceeds from issuance of warrants and warrant derivatives	—	—	500
Proceeds from issuance of preferred stock	—	—	102,157,702
Payment of share issuance costs	—	—	(1,891,734)
Proceeds from loans payable	—	77,116	17,898,295
Repayments of capital lease obligation	—	—	(163,242)
Repayments of loans payable	(300,000)	—	(10,035,054)

Cash (used in) provided by financing activities	(300,000)	77,356	116,481,748

Effect of foreign exchange rate changes	(3,626)	(1,576)	(1,090,261)

Net change in cash	(1,537,619)	(871,270)	8,110,389
Cash and cash equivalents, beginning of period	9,648,008	3,226,778	—

Cash and cash equivalents, end of period	$8,110,389	$2,355,508	$8,110,389

Supplemental disclosure of cash flow information
Interest paid	38,164	—	1,081,980
Income taxes paid	—	—	172,451
Property and equipment purchased under capital lease	—	—	449,744
Common stock issued on conversion of debt	—	—	6,842,144
Preferred stock issued on conversion of debt	—	—	5,337,417
Capital expenditure incurred but not paid	—	—	—

See accompanying notes to consolidated financial statements

Celator Pharmaceuticals, Inc. and Subsidiaries

(A development stage company)

Notes to the Consolidated Financial Statements

(Unaudited)

1. Nature of Business and Liquidity

Celator Pharmaceuticals, Inc. (“Celator” or the “Company”) is a development stage company focused on new therapeutic products for cancer treatment using proprietary technology that recognizes and controls the delivery of efficacious fixed ratios of drug combinations to tumor sites.

The Company has incurred recurring losses and negative cash flows from operations since inception. As of March 31, 2013, the Company had an accumulated deficit of $114,579,366. The Company expects operating losses and negative cash flows to continue for the foreseeable future until such time, if ever, that it can generate significant revenues from its product candidates currently in development. In April 2013, the Company raised $29.6 million of net proceeds from a private placement (See Note 11).

The Company is subject to those risks associated with any specialty pharmaceutical company that has substantial expenditures for research and development. There can be no assurance that the Company’s research and development projects will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees and consultants.

2. Summary of Significant Accounting Policies

The accompanying unaudited consolidated financial statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and should be read in conjunction with the consolidated financial statements and notes included in Company’s Annual Report on Form 10-K for the year ended December 31, 2012. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) have been omitted.

In the opinion of management of the Company, the interim consolidated financial statements reflect all adjustments considered necessary for a fair presentation of the financial position, operating results and cash flows of the interim periods. All such adjustments are of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the full year.

Basis of consolidation: The consolidated financial statements include the accounts of Celator and its wholly-owned subsidiaries, Celator Pharmaceuticals Corp. (“CPC”) and Celator UK Ltd. All intercompany transactions have been eliminated.

Use of estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates. Significant areas requiring management estimates in the preparation of these consolidated financial statements include, among other things, assessment of other receivables, accrued liabilities, impairment and amortization of property and equipment, valuation allowance for deferred income taxes, valuation of stock-based compensation and contingencies.

New Accounting Pronouncement: In March 2013, the Financial Accounting Standards Board (“FASB”) issued an amendment to the accounting guidance on foreign currency matters in order to clarify the guidance for the release of cumulative translation adjustment. The guidance is effective for interim and annual periods beginning on or after December 15, 2013. The Company does not expect the adoption of this guidance will have a material impact on its consolidated financial statements.

3. Fair Value Measurements

Financial instruments of the Company consist of cash deposits, money market investments, other receivables, accounts payable, certain accrued liabilities and debt. The carrying value of these financial instruments generally approximates fair value due to their short-term nature.

FASB Accounting Standards Codification Topic 820, Fair Value Measurements establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820-10 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, such as: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

ASC 820 requires disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value.

The Company recognizes transfers between input levels as of the actual date of event. There were no transfers between levels and the following table provides the assets carried at fair value:

	Fair Value	(Level 1)	(Level 2)	(Level 3)
March 31, 2013
Assets:
Money Market Fund	$7,213,484	$7,213,484	$—	$—

December 31, 2012
Assets:
Money Market Fund	$9,107,500	$9,107,500	$—	$—

4. Other Receivables

Other receivables as of March 31, 2013 and December 31, 2012, consist of the following:

	March 31, 2013	December 31, 2012
Receivables related to the sale of New Jersey net operating losses	$—	$1,363,559
Receivables related to value added tax recovery	95,910	95,910
Receivables related to the Leukemia & Lymphoma Society funding	—	500,000
Other receivables	19,642	40,888

	$115,552	$2,000,357

5. Other Current Assets

Other current assets as of March 31, 2013 and December 31, 2012 consist of the following:

	March 31, 2013	December 31, 2012
Clinical trial materials	$440,000	$—

6. Property and Equipment

Property and equipment as of March 31, 2013 and December 31, 2012 including assets held under capital lease, consists of the following:

	March 31, 2013	December 31, 2012
Computer and equipment	$103,858	$103,858
Furniture and office equipment	145,499	145,499
Laboratory equipment	1,779,188	1,779,188
Capital lease equipment	155,520	155,520
Leaseholds	73,060	73,060

	2,257,125	2,257,125
Less: Accumulated depreciation	(1,059,688)	(1,012,100)

	$1,197,437	$1,245,025

During the three months ended March 31, 2013 and March 31, 2012, depreciation and amortization expense was $47,588 and $85,965 respectively.

In February 2012, the Company closed a laboratory in Canada and consigned certain property and equipment for sale with net book value of $507,622. At March 31, 2013 and December 31, 2012, the net book values of the remaining consigned equipment were $207,566 and $251,269, respectively, and consisted solely of scientific equipment which is presented as assets held for sale on the consolidated balance sheet.

During three months ended March 31, 2013 assets held for sale with a net book value of $43,703 were sold for proceeds of $29,976 resulting in a loss on disposal of $13,727.

7. Accrued Liabilities

Accrued liabilities as of March 31, 2013 and December 31, 2012:

	March 31, 2013	December 31, 2012
Accrued bonuses	$477,350	$458,177
Accrued salaries and vacation	446,221	198,817
Accrued professional fees	120,819	265,802
Accrued clinical trial expenses	395,017	188,057
Accrued drug manufacturing expenses	467,283	—
Accrued trade payables other	31,176	84,145

	$1,937,866	$1,194,998

8. Stock Based Compensation

There were no options issued during the three months ended March 31, 2013.

The stock-based compensation expense for the three months ended March 31, 2013 and March 2012 was $4,276 and $802, respectively.

The Company amortizes the grant-date fair value of the stock options on a straight-line basis over the applicable requisite service periods of the awards, which is generally the vesting period. At March 31, 2013, the total compensation cost related to non-vested awards not yet recognized and weighted average period over which it will be recognized was $2,518 and 1.0 years, respectively.

9. Geographic Segment Information

The Company operates in the United States and Canada. The Company’s CPX-351 clinical trial materials are manufactured by a third party using the Company’s equipment located in Germany. Geographic net loss information is based on the location whereby the expenses were incurred. The geographic information about total assets is based on the physical location of the assets.

	Total Assets
	March 31, 2013	December 31, 2012
United States	$8,854,343	$11,578,590
Canada	710,802	717,250
Germany	1,106,257	1,143,104

Total Assets	$10,671,402	$13,438,944

	Net Loss
	Three months ended March 31
	2013	2012
United States	$(2,023,838)	$(1,390,375)
Canada	(934,313)	(639,242)

Total Net Loss	$(2,958,151)	$(2,029,617)

10. Commitments and Contingencies

In February 2013, the Company renewed its office lease agreements for office space in Vancouver, British Columbia, effective April 1, 2013 which expires in June 2016. The Company’s lease commitment is $226,000.

In March 2013, the Company entered into an office lease agreement for office space in Ewing, New Jersey which is expected to commence in June 2013 with a term of sixty months. The Company’s lease commitment is $643,000.

Under the Ewing, New Jersey lease agreement, the Company will be obligated to maintain a letter of credit from a bank with respect to its security deposit obligations in the amount of $250,000 during the first year of the Agreement, which amount will be reduced by $50,000 per year on each of December 1, 2014, 2015 and 2016 and by $75,000 on December 1, 2017, which amounts are subject to adjustment to lower amounts upon completion of a qualified financing. As discussed in Note 11, the Company completed a private placement in April 2013 which qualifies as a qualified financing. The security deposit obligation will be reduced to $200,000 during the first year of Agreement, which amount will be reduced by $40,000 per year on each of December 1, 2014, 2015, and 2016 and by $60,000 on December 1, 2017.

The Company has a worldwide exclusive license agreement with Princeton University dated June 2007 that provides the Company with exclusive rights to some aspects of its nanoparticle polymer technology arising from research sponsored by the Company at Princeton University between 2003 and 2007. These inventions are generally characterized as particulate constructs for release of active agents for medical application. Of the products currently in Celator’s pipeline, only the hydrophobic docetaxel prodrug nanoparticle (HDPN) formulation is subject to this agreement. The Company is obligated to pay a royalty on net sales to Princeton University of a low single-digit percentage if any invention is sold by the Company or a company to which the product covered by the invention was licensed by the Company, which was generated under the exclusive licensing agreement. No royalty or other product/sub-license-related payments have been made to date. The Company is obligated to provide Princeton University a percentage within the range of 45% to 55% of proceeds obtained from a sub-license of the intellectual property to a third party in cases where the Company has not conducted any research or development activities and is solely licensing out the original intellectual property jointly developed by the Company and Princeton University. The Company may terminate the agreement at any time by giving 90 days written notice to Princeton University. Princeton may terminate the agreement if the Company should breach or fail to perform under the agreement, with written notice of default provided by Princeton University to the Company and only if the Company fails to cure the default within 60 days. The Company is obligated under the agreement to provide an annual progress report to Princeton University on any developments of the licensed technology as well as prosecution of the patents covering the technology and the use of commercially reasonable efforts to develop licensed products.

The Company has a collaborative research agreement dated May 2001 with the British Columbia Cancer Agency (“BCCA”) whereby in consideration for the license and conditional assignment of all Company-sponsored intellectual property to the Company by BCCA, the Company will pay to BCCA a royalty in the low single digits on net sales of royalty-bearing products in territories so long as a valid claim exists for inventions made between June 2000 and June 2005 under the agreement. All obligations relating to the conduct of the research and assignment of intellectual property have been completed. No payments of royalties have been made to date. Either party may terminate the agreement if the other party commits a material breach or default and such breach or default is not reasonably cured within 45 days.

In consideration of funding by the Leukemia & Lymphoma Society® (“LLS”) and transfer to the Company of any rights LLS may have to any project inventions developed during the term of the agreement, the Company must pay LLS a multiple on the LLS funding, (LLS funding is the $5 million in support of the Phase 3 study in addition to the approximately $4.1 million the Company received in support of the Phase 2 study.) Subject to exclusions under the agreement, the Company is obligated to pay LLS an amount equal to 50% of the cash payments the Company receives from out-licenses and transfers of rights to the product or other liquidity event, as defined in the agreement, until LLS has received an amount equal to 1.5 times the amount of funding the Company receives from LLS. The total amount payable by the Company to LLS will not exceed 3.55 times the amount of funding received from LLS, with the specific amount depending on when the payment(s) occur relative to the timing of the research program and product commercialization. The payments may take the form of cash payments or royalties (not to exceed 5% of net sales) but will not exceed the maximum amount referred to in the preceding sentence.

11. April 2013 Private Placement

On April 29, 2013, the Company entered into a securities purchase agreement and subscription agreements with certain accredited investors for the issuance and sale in a private placement of 10,430,034 shares of common stock, which the Company sold at a price of $3.116 per share for aggregate gross proceeds of $32.5 million. Warrants to purchase 0.28 shares of common stock at $3.58 per share were issued for each share of common stock purchased. An additional 1,923,599 shares of common stock and corresponding warrants were issued at the final closing to certain existing stockholders of the Company who participated in earlier closings of this financing. Estimated net proceeds totaling $29.6 million have been raised in this financing and will support the late-stage clinical development of the Company’s lead investigational product, CPX-351 (cytarabine:daunorubicin) Liposome Injection.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by us. Except for the Commission’s registration fee, all amounts are estimates.

Description	Amount
Commission registration fee	$7,217
Accounting fees and expenses	25,000
Legal fees and expenses	25,000
Miscellaneous expenses	10,000
Total expenses	$67,217

Item 14.	Indemnification of Directors and Officers

Delaware Law

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Third Amended and Restated Certificate of Incorporation

Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors for:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

In addition, our certificate of incorporation provides that we will indemnify our directors and officers in each and every situation where, under Section 145 General Corporation Law of the State of Delaware, we are permitted to make such indemnification. We may, in the sole discretion of our board of directors, also indemnify any other person who may be indemnified pursuant to Section 145 to the extent our board of directors deems advisable, as permitted by Section 145.

Our by-laws provide that we will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnitee”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that such person, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnitee. Notwithstanding the preceding sentence, except as otherwise provided in our by-laws, we will be required to indemnify an Indemnitee in connection with a proceeding (or part thereof) commenced by such Indemnitee only if the commencement of such proceeding (or part thereof) by the Indemnitee was authorized by the Board of Directors. We will pay the expenses (including attorneys’ fees) incurred by an Indemnitee in defending any proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Indemnitee to repay all amounts advanced if it should be ultimately determined that the Indemnitee is not entitled to be indemnified.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 15.	Recent Sales of Unregistered Securities

The following sales of unregistered securities occurred during the past three years. The information reflects the reverse stock split effected by the Company on August 28, 2012.

•

From December 2009 through August 2012, the Company issued 1,224 shares of common stock upon exercise of employee stock options at an aggregate exercise price of $3,234, in reliance upon Rule 701 under the Securities Act.

•

From December 2009 through August 2012, the Company issued 1,224 shares of common stock upon exercise of employee stock options at an aggregate exercise price of $3,234, in reliance upon Rule 701 under the Securities Act.

•

In December 2011, February 2012 and August 2012, the Company issued promissory notes for aggregate proceeds of $5,000,000 and warrants to purchase preferred stock in June 2012 and August 2012 in connection with those notes, in reliance upon Regulation D and Section 4(2) (now Section 4(a)(2)) under the Securities Act and Regulation S under the Securities Act.

•

In August, September and November 2012 and April 2013, the Company closed a financing of $ 39.3 million, exclusive of $5.0 million invested by current stockholders of Celator, and issued 12,600,297 shares of common stock and warrants to purchase 3,528,003 shares of common stock at an exercise price of $3.58 per share. The Company relied upon Regulation D and Section 4(2) (now Section 4(a)(2)) under the Securities Act and Regulation S under the Securities Act.

•

In August 2012, the Company issued an aggregate of 1,240,216 shares of common stock in conversion of the promissory notes issued in December 2011, February 2012 and August 2012. Also, the warrants to purchase preferred shares of stock issued in June 2012 and August 2012 converted into warrants to purchase an aggregate of 17,267 shares of common stock at an exercise price of $5.21 per share and warrants to purchase an aggregate of 239,821 shares of common stock at $5.21 per share. On April 29, 2013, we issued an additional 955,614 shares of common stock and warrants to purchase an additional 610,614 shares of common stock to certain existing stockholders of the Company as an adjustment to the shares issued upon conversion of promissory notes in August 2012. The Company relied upon the exemption under Section 3(a)(9) in connection with these conversion transactions.

•

In August 2012, the Company issued an aggregate of 12,385,357 shares of common stock in conversion of the Company’s outstanding shares of the Company’s convertible preferred stock. The Company relied upon the exemption under Section 3(a)(9) in connection with these conversion transactions.

Item 16.	Exhibits and Financial Statement Schedules

The following exhibits are included with this filing or incorporated by reference as listed herein:

EXHIBIT INDEX

Exhibit No.	Exhibit Description

3.1	Third Amended and Restated Certificate of Incorporation of the Company; Certificate of Amendment of Certificate of Incorporation dated May 22, 2013. (Incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K current report filed on May 24, 2013.)

3.2	Amended and Restated By-laws of the Company. (Incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K current report filed on April 18, 2013.)

4.1	Amended and Restated Warrant issued to Square 1 Bank. (Incorporated by reference to Exhibit 4.1 to the Company’s Form 10 registration statement filed on November 13, 2012.)

4.2	Form of Amended and Restated Warrant. (Incorporated by reference to Exhibit 4.2 to the Company’s Form 10 registration statement filed on November 13, 2012.)

Exhibit No.		Exhibit Description

4.3		Comerica Bank Warrant issued March 11, 2009. (Incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Company’s Form 10 registration statement filed on December 28, 2012.)

4.4		Form of Warrant. (Incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K current report filed on May 3, 2013.)

5.1		Opinion of Duane Morris LLP

10.1	*	Amended and Restated Employment Agreement dated December 19, 2002 between Dr. Lawrence Mayer and the Company. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.2	*	Employment Agreement dated April 21, 2003 between David Wood and the Company. (Incorporated by reference to Exhibit 10.2 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.3	*	Letter and Restrictive Covenants Agreement dated as of October 1, 2007 and Amendment to Letter Agreement dated July 7, 2008 between Scott Jackson and the Company. (Incorporated by reference to Exhibit 10.3 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.4	*	Letter Agreement dated December 4, 2007 between Joseph A. Mollica, Ph.D and the Company. (Incorporated by reference to Exhibit 10.4 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.5	*	Form of Indemnification Agreement. (Incorporated by reference to Exhibit 10.5 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.6	*	Amended and Restated 2005 Equity Incentive Plan. (Incorporated by reference to Exhibit 10.6 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.7	**	Exclusive License Agreement dated June 28, 2007 between Princeton University and the Company, as amended on July 6, 2010 and August 20, 2012. (Incorporated by reference to Exhibit 10.7 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.8	**	Clinical and Commercial Manufacturing and Supply Agreement dated as of December 22, 2010 between Baxter Oncology GmbH and the Company. (Incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Company’s Form 10 registration statement on January 30, 2013.)

10.9	**	Collaborative Research Agreement dated May 11, 2001 between the Company and the British Columbia Cancer Agency. (Incorporated by reference to Exhibit 10.9 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.10		Settlement Agreement dated August 5, 2008 between the British Columbia Cancer Agency and the Company. (Incorporated by reference to Exhibit 10.10 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.11	**	Definitive Agreement dated June 27, 2012 between Leukemia & Lymphoma Society and the Company. (Incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the Company’s Form 10 registration statement on January 30, 2013.)

10.12	*	Form of Incentive Stock Option Agreement. (Incorporated by reference to Exhibit 10.12 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.13	*	Form of Nonqualified Stock Option Agreement. (Incorporated by reference to Exhibit 10.13 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.14	*	Form of Nonqualified Stock Option Agreement (Non-VC Directors). (Incorporated by reference to Exhibit 10.14 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.15	*	Form of Nonqualified Stock Option Agreement (VC Directors). (Incorporated by reference to Exhibit 10.15 to the Company’s Form 10 registration statement filed on November 13, 2012.)

Exhibit No.	Exhibit Description

10.16	Loan and Security Agreement dated as of June 15, 2012 between Square 1 Bank and the Company. (Incorporated by reference to Exhibit 10.16 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.17*	Letter and Restrictive Covenant Agreement dated December 7, 2012 between the Company and Fred M. Powell. (Incorporated by reference to Exhibit 10.19 to Amendment No. 2 to the Company’s Form 10 registration statement filed on January 30, 2013.)

10.18*	Termination, Release and Indemnity Agreement dated February 4, 2013 between the Company and David Wood. (Incorporated by reference to Exhibit 10.20 to the Company’s Form 10-K annual report for the year ended December 31, 2013 filed on April 1, 2013.)

10.19	Princeton South Corporate Center Office Lease dated March 1, 2013 between Princeton South Investors, LLC and the Company. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q quarterly report for the quarter ended March 31, 2013 filed on May 15, 2013.)

10.20	Securities Purchase Agreement among the Company and the purchasers listed therein. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K current report filed on May 3, 2013.)

10.21	Registrants Rights Agreement among the Company and the investors listed therein. (Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K current report filed on May 3, 2013.)

10.22	The Celator Pharmaceuticals, Inc. 2013 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K current report filed on May 24, 2013.)

10.23	The Celator Pharmaceuticals, Inc. 2013 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K current report filed on May 24, 2013.)

23.1	Consent of KPMG LLP

23.2	Consent of Deloitte LLP

23.3	Consent of Duane Morris LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase

101.DEF***	XBRL Taxonomy Extension Definition Linkbase

101.LAB***	XBRL Taxonomy Extension Label Linkbase

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase

*	Indicates management contract or compensatory plan.
**	Confidential treatment granted as to portions of the exhibit. Confidential materials omitted and filed separately with the Commission.
***	Submitted electronically herewith. In accordance with rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 of this registration statement is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act, is deemed not filed for purposes of section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low end or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities to be offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which shall remain unsold at the termination of the offering.

(4) That, for the purposes of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be field pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey, on May 31, 2013.

CELATOR PHARMACEUTICALS, INC.

By:	/s/ Scott T. Jackson
Scott T. Jackson
Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Scott T. Jackson and Fred M. Powell, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all (1) amendments (including post-effective amendments) and additions to this registration statement on Form S-1 and (2) registration statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott T. Jackson Scott T. Jackson	Chief Executive Officer and Director (principal executive officer)	May 31, 2013

/s/ Fred M. Powell Fred M. Powell	Vice President and Chief Financial Officer (principal financial and accounting officer)	May 31, 2013

/s/ Joseph A. Mollica Joseph A. Mollica	Chairman of the Board	May 31, 2013

/s/ Kenneth Galbraith Kenneth Galbraith	Director	May 31, 2013

/s/ Richard S. Kollender Richard S. Kollender	Director	May 31, 2013

/s/ Scott Morenstein Scott Morenstein	Director	May 31, 2013

/s/ Nicole Vitullo Nicole Vitullo	Director	May 31, 2013

/s/ Alex Zisson Alex Zisson	Director	May 31, 2013

EXHIBIT INDEX

Exhibit No.		Exhibit Description

3.1		Third Amended and Restated Certificate of Incorporation of the Company; Certificate of Amendment of Certificate of Incorporation dated May 22, 2013. (Incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K current report filed on May 24, 2013.)

3.2		Amended and Restated By-laws of the Company. (Incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K current report filed on April 18, 2013.)

4.1		Amended and Restated Warrant issued to Square 1 Bank. (Incorporated by reference to Exhibit 4.1 to the Company’s Form 10 registration statement filed on November 13, 2012.)

4.2		Form of Amended and Restated Warrant. (Incorporated by reference to Exhibit 4.2 to the Company’s Form 10 registration statement filed on November 13, 2012.)

4.3		Comerica Bank Warrant issued March 11, 2009. (Incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Company’s Form 10 registration statement filed on December 28, 2012.)

4.4		Form of Warrant. (Incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K current report filed on May 3, 2013.)

5.1		Opinion of Duane Morris LLP

10.1	*	Amended and Restated Employment Agreement dated December 19, 2002 between Dr. Lawrence Mayer and the Company. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.2	*	Employment Agreement dated April 21, 2003 between David Wood and the Company. (Incorporated by reference to Exhibit 10.2 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.3	*	Letter and Restrictive Covenants Agreement dated as of October 1, 2007 and Amendment to Letter Agreement dated July 7, 2008 between Scott Jackson and the Company. (Incorporated by reference to Exhibit 10.3 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.4	*	Letter Agreement dated December 4, 2007 between Joseph A. Mollica, Ph.D and the Company. (Incorporated by reference to Exhibit 10.4 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.5	*	Form of Indemnification Agreement. (Incorporated by reference to Exhibit 10.5 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.6	*	Amended and Restated 2005 Equity Incentive Plan. (Incorporated by reference to Exhibit 10.6 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.7	**	Exclusive License Agreement dated June 28, 2007 between Princeton University and the Company, as amended on July 6, 2010 and August 20, 2012. (Incorporated by reference to Exhibit 10.7 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.8	**	Clinical and Commercial Manufacturing and Supply Agreement dated as of December 22, 2010 between Baxter Oncology GmbH and the Company. (Incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Company’s Form 10 registration statement on January 30, 2013.)

10.9	**	Collaborative Research Agreement dated May 11, 2001 between the Company and the British Columbia Cancer Agency. (Incorporated by reference to Exhibit 10.9 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.10		Settlement Agreement dated August 5, 2008 between the British Columbia Cancer Agency and the Company. (Incorporated by reference to Exhibit 10.10 to the Company’s Form 10 registration statement filed on November 13, 2012.)

Exhibit No.	Exhibit Description

10.11**	Definitive Agreement dated June 27, 2012 between Leukemia & Lymphoma Society and the Company. (Incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the Company’s Form 10 registration statement on January 30, 2013.)

10.12*	Form of Incentive Stock Option Agreement. (Incorporated by reference to Exhibit 10.12 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.13*	Form of Nonqualified Stock Option Agreement. (Incorporated by reference to Exhibit 10.13 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.14*	Form of Nonqualified Stock Option Agreement (Non-VC Directors). (Incorporated by reference to Exhibit 10.14 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.15*	Form of Nonqualified Stock Option Agreement (VC Directors). (Incorporated by reference to Exhibit 10.15 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.16	Loan and Security Agreement dated as of June 15, 2012 between Square 1 Bank and the Company. (Incorporated by reference to Exhibit 10.16 to the Company’s Form 10 registration statement filed on November 13, 2012.)

10.17*	Letter and Restrictive Covenant Agreement dated December 7, 2012 between the Company and Fred M. Powell. (Incorporated by reference to Exhibit 10.19 to Amendment No. 2 to the Company’s Form 10 registration statement filed on January 30, 2013.)

10.18*	Termination, Release and Indemnity Agreement dated February 4, 2013 between the Company and David Wood. (Incorporated by reference to Exhibit 10.20 to the Company’s Form 10-K annual report for the year ended December 31, 2013 filed on April 1, 2013.)

10.19	Princeton South Corporate Center Office Lease dated March 1, 2013 between Princeton South Investors, LLC and the Company. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q quarterly report for the quarter ended March 31, 2013 filed on May 15, 2013.)

10.20	Securities Purchase Agreement among the Company and the purchasers listed therein. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K current report filed on May 3, 2013.)

10.21	Registrants Rights Agreement among the Company and the investors listed therein. (Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K current report filed on May 3, 2013.)

10.22	The Celator Pharmaceuticals, Inc. 2013 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K current report filed on May 24, 2013.)

10.23	The Celator Pharmaceuticals, Inc. 2013 2013 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K current report filed on May 24, 2013.)

23.1	Consent of KPMG LLP

23.2	Consent of Deloitte LLP

23.3	Consent of Duane Morris LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase

101.DEF***	XBRL Taxonomy Extension Definition Linkbase

101.LAB***	XBRL Taxonomy Extension Label Linkbase

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase

*	Indicates management contract or compensatory plan.

**	Confidential treatment granted as to portions of the exhibit. Confidential materials omitted and filed separately with the Commission.
***	Submitted electronically herewith. In accordance with rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 of this registration statement is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act, is deemed not filed for purposes of section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.